     As filed with the Securities and Exchange Commission on July 17, 2000
                                                      Registration No. 333-36340
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ---------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        Under The Securities Act of 1933

                                ---------------

                                MICROTUNE, INC.
             (Exact name of Registrant as specified in its charter)

         Delaware                     3674                   75-2883117
      (State or other     (Primary Standard Industrial    (I.R.S. Employer
      jurisdiction of        Classification Number)      Identification No.)
     incorporation or
       organization)

                                Microtune, Inc.
                       2540 East Plano Parkway, Suite 188
                               Plano, Texas 75074
                                 (972) 673-1600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------

                               Douglas J. Bartek
                            Chief Executive Officer
                                Microtune, Inc.
                       2540 East Plano Parkway, Suite 188
                               Plano, Texas 75074
                                 (972) 673-1600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                   Copies to:
     Christopher J. Ozburn, Esq.                 John E. Hayes III, Esq.
  Wilson Sonsini Goodrich & Rosati           Brobeck Phleger & Harrison LLP
      Professional Corporation              370 Interlocken Blvd., Suite 500
    8911 Capital of Texas Highway                 Broomfield, CO 80021
       Westech 360, Suite 3350                       (303) 410-2000
         Austin, Texas 78759
           (512) 338-5400

                                ---------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------

  The Registrant hereby amends this Registration Statement on the date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on the date that the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to Completion. Dated July 17, 2000.

                                4,000,000 Shares

                             [MICROTUNE, INC. LOGO]

                                  Common Stock

                                  ----------

  This is an initial public offering of shares of common stock of Microtune, Inc. All of the 4,000,000 shares of common stock are being sold by Microtune.

  Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00. Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol "TUNE."

  See "Risk Factors" beginning on page 6 to read about factors you should consider before buying shares of the common stock.

                                  ----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  ----------

                                                              Per Share  Total
                                                              ---------  -----
Initial public offering price................................  $        $
Underwriting discount........................................  $        $
Proceeds, before expenses, to Microtune......................  $        $

  To the extent that the underwriters sell more than 4,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 600,000 shares from Microtune at the initial public offering price less the underwriting discount.

                                  ----------

  The underwriters expect to deliver the shares against payment in New York,
New York on             , 2000.

Goldman, Sachs & Co.
                  Chase H&Q
                           SG Cowen
                                                        Bear, Stearns & Co. Inc.

                                  ----------

                         Prospectus dated      , 2000.

Inside Front Cover

A caption centered on top of page --"Microtune, Inc."
A caption centered immediately below -- "broadband access for the new century"

A picture that spans the top part of the page, left to right, of a partial globe.

Moving left to right in the center of the page, a diagram of the delivery of radio frequency signals from cable and off-air (non-satellite) broadcasts through our integrated circuit and module tuners to access devices in the set-top box, cable modem, digital TV, cable telephony, PC/TV and automotive markets.

A caption immediately below the diagram, centered on the page (in italics) -- "Our tuners are gateway devices between cable and off-air communications systems and a variety of consumer electronics products. Video, audio, data and/or voice are transmitted through the communications systems via our tuners to these access devices."

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding us and the common stock being sold in this offering and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Except as set forth in the consolidated financial statements or as otherwise specified in this prospectus, all information in this prospectus:

  .  assumes no exercise of the underwriters' over-allotment option;

  . gives effect to the conversion of 11,948,598 outstanding shares of preferred stock as of June 30, 2000 into 23,097,196 shares of common stock upon the closing of this offering;

  . reflects the exercise of warrants to purchase 2,212,342 shares of common stock at a nominal exercise price; and

  .  reflects the two-for-one common stock split effected January 18, 2000.

Technical terms used in this prospectus are explained in the glossary beginning on page G-1.

Microtune, Inc.

  We are a leading silicon and systems company specializing in radio frequency products. We provide high-performance radio frequency tuners and transceivers for devices used in the broadband communications markets which enable digital communications at a high data transfer rate. Radio frequency tuners receive radio frequency signals and filter out all but the desired signal frequency; transceivers both receive and transmit radio frequency signals. Radio frequency tuners are the gateway for the reception of video, audio, data and/or voice by access devices over existing radio frequency broadband communications infrastructures, such as cable and land-based broadcasts received through an antenna, known as terrestrial broadcasts. Using proprietary technologies and advanced design methodologies, we have designed and developed radio frequency integrated circuits that act as tuners and that can be packaged in radio frequency tuner modules with electronic components, such as diodes and capacitors, supplied by others. We also assemble and sell radio frequency tuner modules that solely contain electronic components supplied by third parties. Our tuners and modules are used in a variety of broadband access devices, including cable modems, set-top boxes, digital TVs and PC/TVs, which are multimedia personal computers with broadband reception capabilities.

  In recent years, new broadband digital entertainment, information and communications services, such as high-speed Internet access, web-enabled TV, digital and high-definition TV and cable telephony have fueled demand for broadband access devices. These services have tuner performance requirements which are not adequately met by typical low-cost radio frequency tuners currently used in analog devices, such as TVs and VCRs. On the other hand, typical high-performance tuners have been prohibitively expensive for radio frequency broadband applications. As a result, there is a demand for a class of cost-effective radio frequency tuners capable of high performance. In addition, we believe that increasing pressures to provide even higher performance at lower cost, as well as increased reliability and manufacturability and reduced size, will increase the demand for radio frequency tuners containing increasing amounts of silicon integrated circuits. These market demands have created a significant opportunity for our radio frequency products.

  We target existing high-growth broadband access device markets, such as the cable modem and PC/TV markets, and emerging markets, such as the digital TV, set-top box and cable telephony markets. We also target existing high-volume markets including the automotive market. Our products are available for and support each of these markets. Every cable modem, PC/TV, set-top box, VCR, TV and automobile radio requires at least one radio frequency tuner. Increasingly, some of these devices include multiple tuners for enhanced or additional services. Based on market reports from Cahner's Instat Group and Kinetic Strategies, the worldwide demand for radio frequency tuners in these markets could reach 300 million units by 2001.

  Our radio frequency products provide our customers with the following benefits:

  . High Performance Tuning. Our tuner products facilitate efficient use of the radio frequency spectrum, reliable reception of digital content, concurrent reception of analog and digital broadcasts, full utilization of available bandwidth and compatibility with current industry standards;

  . High Level Integration. Our MicroTuner is the first single-chip silicon tuner that incorporates all of the active elements of a radio frequency tuner, resulting in significant benefits with respect to cost, performance, size, reliability and manufacturability;

  . Complete Radio Frequency Solution. Our leading radio frequency silicon and systems expertise allows us to provide a complete radio frequency solution to our customers;

  . Broad Suite of Radio Frequency Tuner Products. Our broad product portfolio allows us to be a sole source provider for our customers and allows them to migrate easily, at their own pace, to our silicon-only implementations;

  . Worldwide Sales, Support and Engineering Infrastructure. We offer our products worldwide and provide our customers with global support; and

  . Captive Module Manufacturing. We are able to leverage our manufacturing facilities to deliver high quality radio frequency solutions to our customers, as evidenced by our QS-9000 and ISO 9002 certified facility.

  Our goal is to be the leading provider of radio frequency silicon and systems products to our targeted broadband communications markets by:

  . strengthening and broadening our broadband radio frequency technology leadership, including expanding our existing patent portfolio of 14 granted U.S. and foreign patents and 20 pending U.S. and foreign patent applications (which combined include over 1000 individual claims);

  .  targeting high growth broadband radio frequency markets;

  .  developing and expanding relationships with industry leaders; and

  . migrating existing customers to more highly integrated radio frequency products.

  We began shipping our radio frequency silicon tuners in the first quarter of 2000. We currently outsource the manufacturing and packaging of our radio frequency silicon tuners and most of the components of our radio frequency module tuners. We perform all assembly, tuning and test functions for our radio frequency module tuners at our factories in the Philippines. We perform final testing, packing and shipping of our radio frequency integrated tuners at our Plano, Texas facility.

Corporate Information

  In January 2000, we combined with Temic Telefunken Hochfrequenztechnik GmbH (now called Microtune GmbH) and its affiliated companies, by acquiring HMTF Acquisition (Bermuda), Ltd., a Bermuda corporation, which owned Temic and its affiliated companies. Temic has been developing, manufacturing and selling electronic radio frequency tuners since the late 1960's. In connection with this combination, we acquired manufacturing facilities in Manila, Philippines, a design center in Ingolstadt, Germany and a distribution facility in Huntsville, Alabama. Since January 2000, we have been operating as one company.

  We are a Delaware corporation with our principal executive offices located at 2540 East Plano Parkway, Suite 188, Plano, Texas 75074. Our telephone number is
(972) 673-1600. Our fiscal year ends on December 31. We maintain a world wide website at www.microtune.com. The reference to our world wide website does not constitute incorporation by reference of the information contained at this site. Microtune, MicroTuner and the Microtune logo are our trademarks. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

                                  THE OFFERING

Shares offered by Microtune.........  4,000,000 shares
Shares to be outstanding after the
 offering........................... 37,620,441 shares
Proposed Nasdaq National Market
 Symbol............................. "TUNE"
Use of proceeds..................... For general corporate purposes and other operating expenses including capital
                                     expenditures and research and development
                                     expenses.

  The total number of shares to be outstanding after the offering is based on information as of June 30, 2000. The total number of shares to be outstanding excludes 7,791,281 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $1.30 per share.

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

  The following table presents a summary of our consolidated statement of operations information:

  . on an actual basis for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000; and

  . on a pro forma basis for the year ended December 31, 1999 to reflect our combination with Temic in January 2000 as if the combination had occurred on January 1, 1999.

                                                                  Six Months
                              Year Ended December 31,           Ended June 30,
                         ------------------------------------  -----------------
                                                    Pro Forma
                          1997     1998     1999     1999(1)   1999(1)  2000(1)
                         -------  -------  -------  ---------  -------  --------
Statement of Operations
 Data:
Net revenues............ $   --   $   --   $   --   $ 46,759   $   --   $ 28,961
Loss from operations....  (2,814)  (4,059)  (9,090)  (13,865)   (3,870)  (23,833)
Net loss................  (2,406)  (3,487)  (8,508)  (11,160)   (3,672)  (23,556)
Loss per common
 share(2)(4):
  Basic and diluted loss
   per common share..... $ (2.98) $ (1.04) $ (1.39) $  (1.82)  $ (0.63) $  (3.05)
  Weighted average
   shares, basic and
   diluted..............   2,210    4,116    6,128     6,128     5,842     7,726
Pro forma, as adjusted
 loss per common
 share(3)(4):
  Basic and diluted loss
   per common share.....                            $  (0.36)           $  (0.71)
  Weighted average
   shares, basic and
   diluted..............                              30,637              33,035

--------
(1) The actual and pro forma results of operations for the year ended December 31, 1999 and the results of operations for the six months ended June 30, 1999 and 2000 include significant noncash charges related to stock option compensation. The pro forma results of operations for the year ended December 31, 1999 and the actual results of operations for the six months ended June 30, 2000 also include significant noncash charges related to our combination with Temic. See "Selected Financial Data."
(2) In accordance with generally accepted accounting principles, loss per common share does not reflect the automatic conversion of 11,948,598 outstanding shares of preferred stock into 23,097,196 shares of common stock or the automatic exercise of warrants to purchase 2,212,342 shares of common stock at a nominal exercise price, both of which will occur upon the closing of this offering, because the effects are antidilutive.
(3) Pro forma as adjusted reflects the automatic conversion of 11,948,598 outstanding shares of preferred stock into 23,097,196 shares of common stock and the automatic exercise of warrants to purchase 2,212,342 shares of common stock at a nominal exercise price, both of which will occur upon the closing of this offering, as if the issuances occurred at the beginning of each period presented.
(4) The loss per common share data excludes 7,791,281 shares of common stock issuable upon the exercise of outstanding options. If included, these shares would have an anti-dilutive effect. See Note 2 of our Notes to Consolidated Financial Statements for information concerning the computation of shares used to calculate net loss per common share.

                     (in thousands, except per share data)

  The following table presents a summary of our consolidated balance sheet information as of June 30, 2000:

  . on an actual basis, which does not reflect the automatic conversion of 11,948,598 outstanding shares of preferred stock into 23,097,196 shares of common stock or the automatic exercise of warrants to purchase 2,212,342 shares of common stock at a nominal exercise price both of which will occur upon the closing of this offering; and

  . on an as adjusted basis to reflect (i) the automatic conversion of 11,948,598 outstanding shares of preferred stock into 23,097,196 shares of common stock and the automatic exercise of warrants to purchase 2,212,342 shares of common stock at a nominal exercise price both of which will occur upon the closing of this offering and (ii) the receipt of the estimated net proceeds from the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us. See "Capitalization."

                                                          At June 30, 2000
                                                         -------------------
                                                         Actual  As Adjusted
                                                         ------- -----------
Balance Sheet Data:
Cash, cash equivalents and marketable securities........ $21,678  $ 72,358
Working capital.........................................  29,588    80,268
Total assets............................................  91,882   142,562
Long-term debt..........................................      --        --
Total stockholders' equity..............................  71,070   121,750

                                  RISK FACTORS

  This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below before making an investment decision.

If we are unable to migrate our customers over time from our modules using discrete components to the MicroTuner or our modules that incorporate the MicroTuner, our operating results could be harmed.

  Currently, substantially all of our revenues are from the sale of our modules using discrete, third-party components. Our future success will depend on our ability to successfully migrate our customers from our modules that use discrete components to the all-silicon MicroTuner, or MicroModules containing the MicroTuner by convincing leading equipment manufacturers to select these products for design into their own products. If we are not able to convince these manufacturers to incorporate our silicon products our operating results could be harmed.

We have not completed our integration with Temic's operations and we may be unable to do so effectively.

  We have recently combined with Temic Telefunken Hochfrequenztechnik GmbH (now called Microtune GmbH) and we are still in the process of integrating Temic's German and Philippines operations with ours. Integrating operations of two ongoing businesses can be difficult especially when they are located in different countries. In addition to integrating the operational aspects of our two companies, we will also face challenges coordinating and consolidating our financial reporting functions. For example, our accounting functions utilize different software programs, and Temic's consolidated financial statements have historically been prepared based on German generally accepted accounting principles. We may not be able to complete this integration on a timely and cost-effective basis.

As a result of the Temic acquisition, we have recorded $38.5 million of goodwill and acquired intangibles, the amortization of which will negatively affect our net profits.

  As a result of the Temic acquisition, we have recorded $38.5 million of goodwill and acquired intangibles which will be amortized over one to five years. This will increase our net loss or decrease our net income by approximately $8.1 million in 2000 and $7.6 million in each of 2001 through 2004. To the extent we do not generate sufficient cash flow to recover the amount of the investment recorded, the investment could be considered impaired and could be subject to earlier write-off. In such event, our net income or net loss in any given period could be lower or greater, respectively, than anticipated and the market price of our stock could decline.

We are dependent upon third parties, some of which compete with us, for the supply of components for our module manufacturing. Our failure to obtain components for our module manufacturing would seriously harm our ability to ship modules to our customers in a timely manner.

  Many of the components for our modules are sole-sourced, meaning that we are dependent upon one supplier for a specific component. At times we have experienced significant difficulties in obtaining an adequate supply of components necessary for our manufacturing operations, which have on occasion prevented us from delivering radio frequency products to our customers in a timely manner. For example, we are currently not receiving our expected allocation of components from a significant sole-source supplier which has constrained, and which we expect to continue to constrain, our ability to meet customer demand through the remainder of 2000 and possibly into 2001.

  We usually do not have long-term supply agreements with our suppliers and instead obtain components on a purchase order basis. Our suppliers typically have no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order. Our requirements often represent a small portion of the total production capacity of our suppliers, and our suppliers may reallocate capacity to other customers even during periods of high demand for our radio frequency products. In addition, some of our suppliers offer or may offer products that compete with our radio frequency products. As a result, these suppliers may preferentially allocate their components to in-house or third party manufacturers, rather than us.

  If our suppliers were to become unable or unwilling to continue manufacturing or supplying the components that we utilize in our radio frequency products, our business would be seriously harmed. As a result, we would have to identify and qualify substitute suppliers or design around the component. This would be time-consuming and difficult, and may result in unforeseen manufacturing and operations problems. This may also require our customers to requalify our or their products, which may be a lengthy process. The loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could impede our ability to meet customer demand for timeliness, performance and quality, which could harm our reputation and our business.

If we are unable to develop and introduce new radio frequency products successfully and in a cost-effective and timely manner or to achieve market acceptance of our new products, our operating results would be substantially harmed.

  Our future success will depend on our ability to develop new radio frequency products for existing and new markets, introduce these products in a cost-effective and timely manner, meet customer specifications and convince leading equipment manufacturers to select these products for design into their own new products. Our quarterly results in the past have been, and are expected in the future to continue to be, dependent on the introduction and market acceptance of a relatively small number of new products and the timely completion and delivery of those products to customers. For example, we believe that market acceptance of our radio frequency integrated circuits for the cable modem market will be limited until the time that we introduce radio frequency integrated circuits with the power requirements that conform to the evolving specifications of some cable modem manufacturers. The development of new radio frequency products is highly complex, and from time to time we have experienced delays in completing the development and introduction of new products. In addition, some of our new product development efforts are focused on producing silicon products utilizing architectures and technologies with which we have no experience, and delivering performance characteristics such as low power consumption at levels that we have not previously achieved. If we are not able to develop and introduce these new products successfully and in a cost-effective and timely manner, we will not be able to successfully penetrate all of our target markets and our operating results would be substantially harmed.

We are experiencing capacity constraints. If we fail to increase production from our manufacturing facilities, we will be unable to meet the current and anticipated demand for our radio frequency modules which could damage our relationships with our customers and result in diminished revenues.

  We are experiencing capacity constraints at our module manufacturing facilities due to increased current and anticipated demand for our radio frequency modules. We are in the process of adding additional production equipment and hiring and training new employees. As we increase capacity and add new products, we must maintain and improve our line, assembly and test yields in order to meet our manufacturing goals.

  We have two module manufacturing facilities in Manila, Philippines, although one of them has only recently begun operations. We also have one integrated circuit test facility in Plano, Texas. The lease covering our first manufacturing facility in the Philippines expires in December 2000. We are currently in negotiations to extend this lease. However, we may not be able to negotiate an extension on commercially reasonable terms or at all. If we are unable to obtain an extension and are unable to find substitute facilities promptly and on commercially reasonable terms, we will encounter further capacity constraints and may experience an interruption of our ability to manufacture our radio frequency modules. In addition, we are currently in the process of expanding our production capacity at our second manufacturing facility in the Philippines by installing additional production equipment. This expansion is not expected to be completed during the year 2000.

  If we fail to increase production and achieve satisfactory yields from our manufacturing facilities, we will be unable to meet the anticipated demand for our radio frequency products. Our failure to meet our customers' demand for our radio frequency products could damage our relationships with our customers and result in diminished revenues.

We face intense competition in the broadband communications and radio frequency tuner markets, which could reduce our market share in existing markets and affect our ability to enter new markets.

  The broadband communications and radio frequency tuner markets are intensely competitive. We expect competition to continue to increase in the future as industry standards become well known and as other competitors enter our target markets. We compete with, or may in the future compete with, a number of major domestic and international suppliers of integrated circuit and system modules in the cable modem, PC/TV, set-top box, cable telephony, digital TV and automotive markets. We currently compete with tuner system module manufacturers such as Alps, Panasonic and Philips Electronics and potentially with semiconductor companies such as Broadcom and Conexant. This competition has resulted and may continue to result in declining average selling prices for our radio frequency products.

  Many of our current and potential competitors have advantages over us, including:

  .  longer operating histories and presence in key markets;

  .  greater name recognition;

  .  access to larger customer bases;

  . significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources; and

  . relationships with potential customers as a result of the sales of other components, which relationships our competitors can leverage into sales of products competitive with our radio frequency products.

  As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than us.

  Consolidation by industry participants, including in some cases, acquisitions of some of our customers or suppliers by our competitors, or vice versa, could create entities with increased market share, customer base, technology and marketing expertise in markets in which we compete. In fact, some of our suppliers offer or may offer products that compete with our radio frequency products. These developments may significantly and adversely affect our current markets, the markets we are seeking to serve and our ability to compete successfully in those markets.

If we do not anticipate and adapt to evolving industry standards in the radio frequency tuner and broadband communications markets, our products could become obsolete and we could lose market share.

  Products for broadband communications applications generally are based on industry standards that are continuously evolving. If new industry standards emerge, our products or our customers' products could become unmarketable or obsolete. We may also have to incur substantial unanticipated costs to comply with these new standards. Our ability to adapt to changes and to anticipate future standards and the rate of adoption and acceptance of those standards will be a significant factor in maintaining or improving our competitive position and prospects for growth. Our inability to anticipate the evolving standards in the broadband communications market and, in particular, in the radio frequency tuner market, or to develop and introduce new products successfully into these markets could result in diminished revenues and consequently harm our business.

The average selling price of our products will likely decrease over time. If the selling price reductions are greater than we expect, our operating results will be harmed.

  Historically, the average selling price of our products has decreased over the products' lives. In addition, as the markets for radio frequency integrated circuit tuners and transceivers mature, we believe that it is likely that the average unit prices of our radio frequency products will decrease in response to competitive pricing pressures, increased sales discounts and new product introductions. To offset these decreases, we rely primarily on achieving yield improvements and other cost reductions for existing products and on introducing new products that can often be sold at higher average selling prices. In addition, we will seek to increase the sales of our higher margin products. However, our sales, product and process development efforts may not be successful, and our new products or processes may not achieve market acceptance. To the extent that our cost reductions and emphasis on higher margin products do not occur in a timely manner, our results of operations could suffer.

We expect our quarterly operating results to fluctuate.

  Our quarterly results of operations have fluctuated in the past and may fluctuate significantly in the future based on a number of factors, many of which are not in our control. Our results of operations may fluctuate in the future due to the following:

  .  effects of competitive pricing pressures;

  .  volume of product sales;

  .  timing, cancellation and rescheduling of significant customer orders;

  . ability of our customers to procure the necessary components for their end-products that utilize our radio frequency tuners;

  .  pricing concessions on volume sales;

  .  changes in our product and customer mix;

  . market acceptance of our radio frequency tuners and our customers' products;

  .  labor disputes at our manufacturing facilities; and

  .  quality problems with our radio frequency tuners.

We believe that transitioning our silicon products to higher performance process technologies will be important to our future competitive position. If we fail to make this transition efficiently, our competitive position could be seriously harmed.

  We continually evaluate the benefits, on a product-by-product basis, of migrating to higher performance process technologies in order to produce more efficient and higher performance integrated circuits. We believe this migration is required to remain competitive. Other companies in the industry have experienced difficulty in migrating to new process technologies and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. Moreover, we are dependent on our relationships with foundries to migrate to higher performance processes successfully. Our foundry suppliers may not make higher performance process technologies available to us on a timely or cost-effective basis, if at all. If our foundry suppliers do not make higher performance process technologies available to us on a timely or cost-effective basis or if we experience difficulties in migrating to these advanced processes, our competitive position and business prospects could be seriously harmed.

Because we depend on a few significant customers for a substantial portion of our revenues, the loss of a key customer could seriously harm our business.

  We have derived a substantial portion of our revenues in the past from sales to a relatively small number of customers. As a result, the loss of any significant customer could significantly harm our revenues. Sales to DaimlerChrysler and ATI Technologies accounted for approximately 28% and 14%, respectively, of our pro forma net revenues in 1999. DaimlerChrysler and Motorola/General Instrument accounted for approximately 25% and 10%, respectively, of our net revenues for the six months ended June 30, 2000. Sales to our ten largest customers, including sales to their respective manufacturing subcontractors, accounted for approximately 74% of our net revenues in 1999 and approximately 73% for the six months ended June 30, 2000. We believe that our future operating results will continue to depend on the success of our largest customers and on our ability to sell existing and new products to these customers in significant quantities.

  The loss of a key customer or a reduction in our sales to any key customer could harm our revenues and consequently our financial condition.

If we are unable to continue to sell existing and new products to our key customers in significant quantities or to attract new significant customers, our future operating results could be harmed.

  We may not be able to maintain or increase sales to our key customers or to attract new significant customers for a variety of reasons, including the following:

  . most of our customers can stop purchasing our radio frequency tuners with limited notice to us without incurring any significant contractual penalty;

  . most of our customers typically buy our radio frequency tuners through a purchase order, which does not require them to purchase a minimum amount of our radio frequency tuners;

  . many of our customers and potential customers have pre-existing relationships with our current or potential competitors, which relationships may affect their decision to purchase our radio frequency tuners;

  . some of our customers or potential customers offer or may offer products that compete with our radio frequency tuners; and

  . our longstanding relationships with some of our larger customers may also deter other potential customers who compete with these customers from buying our radio frequency tuners.

  If we do not maintain or increase sales to existing customers or attract significant new customers, our revenues would diminish and consequently our business would be harmed.

The sales cycle for our radio frequency tuners is long, and we may incur substantial non-recoverable expenses and devote significant resources to sales that may not occur when anticipated or at all.

  Our customers typically conduct significant evaluation, testing, implementation and acceptance procedures before they purchase our radio frequency tuners. As a result, we may expend significant financial and other resources to develop customer relationships before we recognize any revenues from these relationships, and we may never recognize any revenues from these efforts. Our customers' evaluation processes are frequently lengthy and may range from three months to one year or more. In many situations, our customers design their products to specifically incorporate our radio frequency tuners, and our radio frequency tuners must be designed to meet their stringent specifications. This process can be complex and may require significant engineering, as well as sales, marketing and management efforts on our part. This process becomes more complex as we simultaneously qualify our products with multiple customers.

Uncertainties involving the ordering and shipment of our radio frequency products could harm our business.

  Our sales are typically made pursuant to individual purchase orders, and we generally do not have long-term supply arrangements with our customers. Generally, our purchase orders provide that our customers may cancel orders until 90 days prior to the shipping date and may reschedule shipments up to 30 days prior to the shipping date; however, in the past, we have permitted customers to cancel orders less than 90 days before the expected date of shipment, in many cases with little or no penalty. Moreover, we routinely manufacture or purchase inventory based on estimates of customer demand for our radio frequency products, which demand is difficult to predict. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory that could substantially harm our business, financial condition and results of operations. In addition, our inability to produce and ship radio frequency products to our customers in a timely manner could harm our reputation and damage our relationships with our customers.

We customize a substantial portion of our radio frequency tuners to address our customers' specific radio frequency needs. If we do not sell our customer-specific products in large volumes, we may be unable to cover our fixed costs or may be left with substantial unsaleable inventory.

  We manufacture a substantial portion of our radio frequency tuners to address the needs of individual customers. Frequent product introductions by systems manufacturers make our future success dependent on our ability to select development projects that will result in sufficient volumes to enable us to achieve manufacturing efficiencies. Because customer-specific radio frequency tuners are developed for unique applications, we expect that some of our current and future customer-specific radio frequency tuners may never be produced in volume and may impair our ability to cover our fixed manufacturing costs. In addition, if our customers fail to purchase these customized radio frequency tuners from us, we risk having substantial unsaleable inventory. If substantial unsaleable inventory occurs, our financial condition would be harmed.

Other technologies for the broadband communications market will compete with some of our target markets. If these technologies prove to be more reliable, faster or less expensive or become more popular, the demand for our radio frequency tuners and our revenues may decrease.

  Some of our target markets, such as cable modem and cable telephony services, are competing with a variety of different non-radio frequency based broadband communications technologies, including digital subscriber line technology. Many of these technologies will compete effectively with cable modem and cable telephony services. If any of these competing technologies are more reliable, faster or less expensive, reach more customers or have other advantages over radio frequency-based broadband technology, the demand for our radio frequency tuners and our revenues may decrease.

We depend on the continued growth of the broadband communications market generally, and the radio frequency tuner market specifically, for our success.

  We derive a substantial portion of our revenues from sales of radio frequency tuners for broadband communication applications. These markets are characterized by the following:

  .  intense competition;

  .  rapid technological change; and

  . short product life cycles, especially in the consumer electronics markets.

  Although the broadband communications market, in general, has grown rapidly in the last few years, it may not continue to grow or a significant slowdown in this market may occur. In particular, the set-top box, cable modem and cable telephony markets may not grow at a rate sufficient for us to achieve profitability or at all. Because of the uncertainty of the level of competition and the strength of competitors in the broadband communications market, the unproven technology of many products addressing this market and the short life cycles of many consumer products, it is difficult to predict the potential size and future growth rate of the radio frequency tuner market. In addition, the broadband communications market is transitioning from analog to digital, as well as expanding to new services, including internet access, cable telephony and interactive television. The future growth of the radio frequency turner market is partially dependent upon the market acceptance of products and technologies addressing the broadband communications market, and we cannot assure you that the radio frequency technologies upon which our products are based will be accepted by the market. If the demand for radio frequency tuners is not as great as we expect, we may not be able to generate sufficient revenues to become successful.

The semiconductor industry is cyclical. If there is a sustained upturn in the semiconductor market, there could be a resulting increased demand for foundry services, significantly increasing prices and reducing product availability.

  Some of the radio frequency module products that we provide to the broadband communications market require semiconductors. The semiconductor industry periodically experiences increased demand and production capacity constraints. An increased demand for semiconductors could substantially increase the cost of producing our radio frequency products and consequently reduce our profit margins. As a result, we may experience substantial period-to-period fluctuations in future results of operations due to general semiconductor industry conditions.

We primarily depend on a single third-party wafer foundry to manufacture all of our integrated circuit products, which reduces our control over the integrated circuit manufacturing process.

  We do not own or operate a semiconductor fabrication facility. We primarily rely on IBM, an outside foundry, to produce most of of our single-chip silicon tuners. We do not have a long-term supply agreement with IBM and instead obtain manufacturing services on a purchase order basis. IBM has no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order. Our requirements represent a small portion of the total production capacity of this foundry, and IBM may reallocate capacity to other customers even during periods of high demand for our integrated circuits. If IBM were to become unable or unwilling to continue manufacturing our integrated circuits, our business would be seriously harmed. As a result, we would have to identify and qualify substitute foundries, which would be time-consuming and difficult, resulting in unforeseen manufacturing and operations problems. In addition, if competition for foundry capacity increases, our product costs may increase, and we may be required to pay significant amounts to secure access to manufacturing services. If we do not qualify or receive supplies from additional foundries, we may be exposed to increased risk of capacity shortages due to our dependence on IBM.

We depend on a single third-party subcontractor for integrated circuit packaging which reduces our control over the integrated circuit packaging process.

  Our integrated circuit products are packaged by a sole independent subcontractor, Amkor, using facilities located in South Korea. We do not have long-term agreements with Amkor and typically obtain services from them on a purchase order basis. Our reliance on Amkor involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of packaging our products. If Amkor is unable or unwilling to continue to provide packaging services of acceptable quality, at acceptable costs and in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which could be time consuming and difficult and may result in unforeseen operations problems.

We may be unable to integrate operations that we may acquire in the future.

  From time to time, we expect to continue to evaluate acquisitions and may make additional acquisitions in the future. Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources.

  Risks we could face with respect to any future acquisition generally include:

  . the difficulty of integrating acquired technology into our product offerings or integrating our technology with an acquired company's products;

  .  the impairment of relationships with employees, customers and vendors;

  . the difficulty of coordinating and integrating geographically dispersed operations;

  . the difficulty of coordinating and integrating overall business strategies, corporate cultures, controls, procedures and policies and sales and marketing and research and development efforts;

  . the potential disruption of our ongoing business and distraction of our management;

  .  the maintenance of brand recognition of acquired businesses; and

  .  the potential unknown liabilities associated with acquired businesses.

Our inability to generate revenues from international sales could harm our financial results.

  For the six months ended June 30, 2000, 52% of our net revenues were from sales outside of North America. We plan to increase our international sales activities by hiring additional international sales personnel. Our international sales will be limited if we cannot do so. Even if we are able to expand our international operations, we may not succeed in maintaining or increasing international market demand for our products.

Currency fluctuations related to our international operations could harm our financial results.

  We expect a significant portion of our international revenues and expenses to be denominated in foreign currencies. Accordingly, we could experience fluctuations in our financial results due to changing exchange rates rather than operational changes. We may choose to engage in currency hedging activities to reduce these fluctuations in the future.

If we fail to execute on our international sales and operations plans, our operating results could be harmed.

  We have facilities and suppliers located outside of the U.S., including research and development operations in Ingolstadt, Germany, and two manufacturing facilities in Manila, Philippines. Furthermore, our current integrated circuit packaging partner is, and future foundry and packaging partners may be, located internationally. Accordingly, our operations and financial results are influenced by:

  .  local economic and political instability;

  . restrictive governmental actions (such as restrictions on repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

  .  changes in legal or regulatory requirements;

  .  changes in taxation policies;

  .  changes in import or export licensing requirements;

  .  nationalization of foreign operations;

  . limitations on obtaining strong patent or intellectual property protection internationally;

  .  difficulties with or work stoppages due to actions of labor unions; and

  . the laws and policies of the U.S. affecting trade, foreign investment and loans.

  Any of these factors could affect the cost of producing and selling our products internationally.

Our success could be jeopardized if key personnel leave.

  Our future success depends largely upon the continued service of our executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel. Our personnel represent a significant asset as the source of our technological and product innovations. The competition for qualified personnel is intense in the radio frequency silicon and radio frequency systems industries. We cannot assure you that we will be able to continue to attract and retain qualified management, technical and other personnel necessary for the design, development, manufacture and sale of our radio frequency products. We may have difficulty attracting and retaining key personnel particularly during periods of poor operating performance. The loss of the services of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could harm our business.

We must manage our growth. If we fail to manage our growth, our reputation and results of operations could be harmed.

  Following our combination with Temic, our total number of employees has grown from 51 to 142, excluding manufacturing personnel in Manila, Philippines. In addition, as of June 30, 2000, we had

1,601 manufacturing personnel in the Philippines. The resulting growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial and management information systems to keep pace with the growth of our business.

Our business may be harmed if we fail to protect our proprietary technology.

  We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We currently have patents issued and pending in the U.S. and in foreign countries. We intend to seek further U.S and international patents on our technology. We cannot be certain that patents will be issued from any of our pending applications or that patents will be issued in all countries where our products can be sold or that any claims will be allowed from pending applications or will be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the U.S., increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

Our ability to sell our radio frequency tuners may suffer if any outstanding claims of intellectual property infringement against us or one of our customers is valid or if any other third party claims that we or our customers infringe on their intellectual property.

  The electronics industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. In addition, our customers may be subject to infringement claims for products incorporating our radio frequency products. If any claims of infringement are made against any of our customers, our customers may seek to involve us in the infringement claim and request indemnification from us. For example, in the past, we have been notified of a claim against one of our customers for which the customer made a claim for indemnification from us. The underlying claim has not been resolved; however, we do not believe that our tuner infringes on the intellectual property that is the subject of the underlying claim. We are not, nor have we ever been, a party to this lawsuit. However, if the litigation results in an adverse result for our customer, it may reduce or completely eliminate marketing of its infringing product, which would decrease sales of our radio frequency tuners to this customer. Further, if our customer prevailed in its claim for indemnification against us, or if we were found to infringe on any other third-party intellectual property, we could be required to:

  .  pay substantial damages;

  .  indemnify our customers for their legal fees and damages paid;

  .  stop manufacturing, using and selling the infringing products;

  .  expend significant resources to develop non-infringing technology;

  .  discontinue the use of some of our processes; or

  .  obtain licenses to the technology.

  We may be unsuccessful in developing non-infringing products or negotiating licenses upon reasonable terms, or at all. These problems might not be resolved in time to avoid harming our results of operations.

  Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation by or against us or one of our customers could result in significant expense and divert the efforts of our technical personnel and management, whether or not the litigation results in a favorable determination.

The products of our customers are subject to governmental regulation. Governmental regulation could place constraints on our customers and consequently minimize our customers' need or desire for our radio frequency products.

  The Federal Communications Commission, or FCC, has broad jurisdiction over several of our target markets in the U.S. Similar governmental agencies regulate our target markets in other countries. Although our products are not directly subject to current regulations of the FCC or any other federal or state communications regulatory agency, much of the equipment into which our products are incorporated is subject to direct government regulation. Accordingly, the effects of regulation on our customers or the industries in which they operate may, in turn, impede sales of our products. For example, it is possible that demand for our radio frequency products will decrease if equipment incorporating our products fails to comply with FCC emissions specifications.

You may not be able to sell your stock at or above the price you paid if a public market does not exist for our stock.

  We will determine the initial public offering price of the shares of our common stock through negotiations with the underwriters, and this price may not be indicative of the prices that will prevail in the trading market. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

  . changes in financial estimates and recommendations by securities analysts;

  . changes in market valuations of other companies supplying radio frequency integrated circuits and tuners;

  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; or

  . fluctuations in stock market price and volume, which are particularly common among the securities of technology companies.

  As a result, you may not be able to sell your stock at or above the price you paid.

Our business may be adversely affected by class action litigation due to stock price volatility.

  In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could severely harm our business, operating results and financial condition.

We may be unable to obtain the additional capital required to grow our business.

  We expect the net proceeds from this offering, cash on hand, cash equivalents and marketable securities will meet our working capital and capital expenditure needs for at least the next 24 months. After that time, we may need to raise additional funds, and we cannot be certain that we would be able to obtain additional financing on favorable terms, if at all. Our capital requirements depend upon several factors, including the rate of market acceptance, our ability to expand our customer base, our level of expenditures for sales and marketing, the cost of product and service upgrades and other factors. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Further, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds, if needed, on acceptable terms, we may not be able to develop our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could harm our ability to grow our business.

Our stockholders could be adversely affected if our management and larger stockholders use their influence in a manner adverse to other stockholders' interests.

  Upon completion of this offering, executive officers and directors and 5% stockholders will beneficially own, in the aggregate, approximately 66% of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. These stockholders may use their influence to approve or take actions that are adverse to your interests. See "Principal Stockholders."

Future sales of our common stock may cause our stock price to decline.

  The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that those sales could occur. These sales or the possibility that they may occur also could make it more difficult for us to raise funds through future offerings of common stock. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities laws. In addition, we and the holders of over 99% of our common stock (including our officers and directors) have agreed that they will not sell shares of common stock without the consent of the underwriters for 180 days after the date of this prospectus; provided, however, that this restriction shall terminate with respect to our stockholders as to 20% of the shares after 90 days and an additional 20% of the shares after 120 days after the date of this prospectus, in the event that, at each of those dates, the reported last sale price of our common stock on the Nasdaq National Market is at least twice the initial public offering price specified in this prospectus for a set period of time ending on those dates. Goldman Sachs may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements. To the extent any of our stockholders have not entered into lockup agreements with the underwriters, these stockholders are subject to lockup agreements with us, which agreements provide that these stockholders may not sell their shares for 180 days after the date of this prospectus. We do not intend to release any of these company lockups.

  After this offering based on shares outstanding as of June 30, 2000 we will have 37,620,441 shares of common stock outstanding, of which 321,184 shares are subject to repurchase by us in the event covered employees' employment with us is terminated.

  Shares of our common stock will become eligible for future sale in the public market as follows, assuming the conditions set forth above are met:

 Number of
   Shares         Date Eligible for Public Resale
 ---------        -------------------------------
  4,000,000  Shares sold in this offering
  4,188,404  90 days after the date of this prospectus
  4,728,404  120 days after the date of this prospectus
 23,680,494  180 days after the date of this prospectus
  1,023,139  At various times thereafter

We intend to register on a Form S-8 registration statements under the Securities Act of 1933 a total of approximately 14,083,407 shares of common stock reserved for issuance under our employee and director stock plans. As of June 30, 2000, there were outstanding options to purchase 7,791,281 shares of common stock, of which 394,184 were vested and exercisable.

Provisions in our charter documents and Delaware law may deter takeover efforts that you may feel would be beneficial to stockholder value.

  Several provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable and therefore may harm our stock price. Those provisions include:

  .  Authorizing the issuance of "blank check" preferred stock;

  . Providing for a classified board of directors with staggered, three-year terms;

  .  Prohibiting cumulative voting in the election of directors;

  . Limiting the persons who may call special meetings of the board or the stockholders;

  .  Prohibiting stockholder action by written consent;

  . Establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

  .  Establishing super-majority voting requirements in some instances.

  See "Description of Capital Stock--Delaware Anti-Takeover Law and Charter and Bylaw Provisions."

If our management does not effectively use the proceeds from this offering, we may not be able to successfully operate and grow our business.

  At present, we have a wide range of planned expenditures to be funded with the proceeds of this offering due to our need to retain flexibility to respond to factors affecting our business. Accordingly, our management will retain broad discretion as to the allocation of the proceeds of this offering and may use the proceeds in a manner with which you may not agree.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing forward-looking statements may be found in the material set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as in the prospectus generally. Words such as "believes," "intends," "expects," "anticipates," "plans," and similar expressions are intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

  We expect to receive net proceeds of approximately $50.7 million from the sale of the 4,000,000 shares of common stock at an assumed initial public offering price of $14.00 per share, or approximately $58.5 million if the underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discounts and offering expenses payable by us.

  We intend to use the net proceeds of this offering primarily for general corporate purposes and other operating expenses, including:

  . capital expenditures of approximately $22.0 million, including expenditures relating to the expansion of our manufacturing facilities; and

  .  research and development expenses of approximately $15.0 million.

  In addition, if appropriate opportunities arise to acquire or invest in complementary companies, product lines, products or technologies, we may use a portion of the net proceeds for this acquisition or investment. However, we are not currently discussing any potential acquisition or investment with any third party.

  We believe that we need to retain flexibility with respect to the use of the net proceeds of this offering to respond to factors affecting our business. The amounts and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments, success of our marketing efforts and rate of growth, if any, of our business. Pending the uses described above, we will invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  We have never declared or paid cash dividends. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of June 30, 2000:

  . on an actual basis, which does not reflect the automatic conversion of 11,948,598 outstanding shares of preferred stock into 23,097,196 shares of common stock or the automatic exercise of warrants to purchase 2,212,342 shares of common stock at a nominal exercise price upon the closing of this offering;

  . on an as adjusted basis to reflect (i) the automatic conversion of 11,948,598 outstanding shares of preferred stock into 23,097,196 shares of common stock and the automatic exercise of warrants to purchase 2,212,342 shares of common stock at a nominal exercise price upon the closing of this offering and (ii) the receipt of the estimated net proceeds from the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

  This information should be read in conjunction with our financial statements and related notes thereto included elsewhere in this prospectus.

                                                           As of June 30, 2000
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands,
                                                           except share data)
Long-term debt ........................................... $   --    $    --
Stockholders' equity:
  Preferred Stock, $0.001 par value per share; 18,999,513
   shares authorized, actual; and 25,000,000 shares
   authorized, as adjusted; 11,948,598 shares issued and
   outstanding, actual; and no shares issued and
   outstanding, as adjusted...............................      12        --
  Common Stock, $0.001 par value per share, 150,000,000
   shares authorized, actual and as adjusted; 8,310,903
   shares issued and outstanding, actual; 37,620,441
   shares issued and outstanding, as adjusted.............       8         38
  Additional paid-in capital.............................. 111,481    162,143
  Loans receivable from stockholders......................    (864)      (864)
  Accumulated other comprehensive income..................    (988)      (988)
  Accumulated deficit..................................... (38,579)   (38,579)
                                                           -------   --------
    Total stockholders' equity............................  71,070    121,750
                                                           -------   --------
      Total capitalization................................ $71,070   $121,750
                                                           =======   ========

  The outstanding share information in the table above excludes:

  . 7,351,281 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $0.90 per share as of June 30, 2000; and

  . 440,000 shares of common stock issuable upon the exercise of outstanding options with an exercise price of $8.00 per share issuable upon the automatic conversion of options to purchase 220,000 shares of Series E preferred stock at an exercise price of $16.00 per share in connection with the offering.

                                    DILUTION

  On a pro forma basis after giving effect to the automatic exercise of warrants to purchase common stock issued to two of our stockholders that will occur upon the closing of this offering, and the conversion of all outstanding shares of preferred stock into common stock in connection with this offering, our net tangible book value as of June 30, 2000 was $36.2 million or $1.08 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding (reflecting the conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering). Without taking into account any other change in our pro forma net tangible book value after June 30, 2000, other than to give effect to the sale of 4,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $14.00 per share and receipt of the estimated net proceeds therefrom, our pro forma net tangible book value as of June 30, 2000 would have been approximately $86.9 million or $2.31 per share. This represents an immediate increase in the net tangible book value of $1.23 per share to existing stockholders and an immediate dilution of $11.69 per share to the new investors. If the initial public offering price is higher, the dilution to new investors will be greater; if the initial public offering price is lower, the dilution to new investors will be less. The following table illustrates this per share dilution.

   Assumed initial public offering price per share...............       $14.00
   Pro forma net tangible book value per share as of June 30,
    2000, before this offering................................... $1.08
   Increase per share attributable to new investors..............  1.23
                                                                  -----
   Net tangible book value per share after this offering.........         2.31
                                                                        ------
   Dilution per share to new investors...........................       $11.69
                                                                        ======

  The following table summarizes, as of June 30, 2000, on a pro forma basis to reflect the adjustments described above, the differences between the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid (or to be paid) to us, and the average price per share paid (or to be paid) by existing stockholders and by new investors at the assumed initial public offering price of $14.00 per share, before deducting the estimated underwriting discounts and offering expenses payable by us:

                                                                         Average
                                  Shares Purchased  Total Consideration   Price
                                 ------------------ --------------------   Per
                                   Number   Percent    Amount    Percent  Share
                                 ---------- ------- ------------ ------- -------
Existing stockholders........... 33,620,441   89.4% $108,667,000   66.0% $ 3.23
New investors...................  4,000,000   10.6    56,000,000   34.0   14.00
                                 ----------  -----  ------------  -----
  Total......................... 37,620,441  100.0% $164,667,000  100.0%
                                 ==========  =====  ============  =====

  This table assumes that the underwriters do not exercise their over-allotment option. This table also assumes that, except as described above, no options or warrants have been or are exercised after June 30, 2000. As of June 30, 2000, there were outstanding options to purchase an aggregate of 7,791,281 shares of common stock at a weighted average exercise price of $1.30 per share. If all the options and warrants had been exercised on June 30, 2000, our net tangible book value on that date would have been $97.0 million or $2.14 per share, the increase in net tangible book value attributable to new investors would have been $1.02 per share and the dilution in net tangible book value to new investors would have been $11.86 per share.

                            SELECTED FINANCIAL DATA

  You should read the data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and the notes to those financial statements included elsewhere in this prospectus. The historical statement of operations data for each of the three fiscal years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The historical statement of operations data for the period May 28, 1996 (inception) and balance sheet data as of December 31, 1996 and 1997 have been derived from our audited financial statements that are not included in this prospectus. The historical balance sheet data as of June 30, 2000 and the historical statement of operations data for the six months ended June 30, 1999 and 2000 have been derived from our unaudited interim financial statements which are included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period.

                          May 28, 1996
                          (inception)                               Six Months
                            through    Year Ended December 31,    Ended June 30,
                          December 31, -------------------------  ----------------
                              1996      1997     1998     1999     1999     2000
                          ------------ -------  -------  -------  -------  -------
                                 (in thousands, except per share data)
Statement of Operations
 Data:
 Net revenues...........     $   --    $    --  $    --  $    --  $    --  $28,961
 Cost of revenues.......         --         --       --       --       --   19,931
                             ------    -------  -------  -------  -------  -------
 Gross margin...........         --         --       --       --       --    9,030
 Operating expenses:
  Research and
   development:
  Stock option
   compensation.........         --         --       --      220      134      626
  Other.................        484      2,091    3,174    5,913    2,511    5,677
                             ------    -------  -------  -------  -------  -------
                                484      2,091    3,174    6,133    2,645    6,303
  Acquired in-process
   research and
   development..........         --         --       --       --       --   12,692
  Selling, general and
   administrative:
  Stock option
   compensation.........         --         --       --      630      415    1,378
  Other.................        262        723      885    2,327      810    8,097
                             ------    -------  -------  -------  -------  -------
                                262        723      885    2,957    1,225    9,475
  Amortization of
   intangible assets and
   goodwill.............         --         --       --       --       --    4,393
                             ------    -------  -------  -------  -------  -------
   Total operating
    expenses............        746      2,814    4,059    9,090    3,870   32,863
                             ------    -------  -------  -------  -------  -------
 Loss from operations...       (746)    (2,814)  (4,059)  (9,090)  (3,870) (23,833)
 Other income
  (expense).............        123        408      572      582      198    1,027
                             ------    -------  -------  -------  -------  -------
 Loss before provision
  for income taxes......       (623)    (2,406)  (3,487)  (8,508)  (3,672) (22,806)
 Provision for income
  taxes.................         --         --       --       --       --      750
                             ------    -------  -------  -------  -------  -------
 Net loss...............     $ (623)   $(2,406) $(3,487) $(8,508) $(3,672) (23,556)
                             ======    =======  =======  =======  =======  =======
 Basic and diluted loss
  per common share(1)...     $(0.44)   $ (2.98) $ (1.04) $ (1.39) $ (0.63) $ (3.05)
                             ======    =======  =======  =======  =======  =======
 Weighted average shares
  used in computing
  basic and diluted loss
  per common share(1)...      1,409      2,210    4,116    6,128    5,842    7,726
                             ======    =======  =======  =======  =======  =======

                                      December 31,
                              ----------------------------- June 30,
                               1996   1997   1998    1999     2000
                              ------ ------ ------- ------- --------
                                         (in thousands)
Balance Sheet Data:
  Cash, cash equivalents and
   marketable securities..... $4,828 $6,552 $ 7,868 $20,129 $21,678
  Working capital............  4,727  4,023   7,186  19,643  29,588
  Total assets...............  5,448  7,744  10,190  22,277  91,882
  Long-term debt.............     --     --      --      --      --
  Total stockholders'
   equity....................  5,347  5,215   9,508  21,605  71,070

--------
(1) See Note 2 of our Notes to Consolidated Financial Statements for information concerning the computation of the number of shares used to calculate net loss per common share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the financial statements and the notes to those statements that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, including without limitation forward-looking statements regarding anticipated revenue growth, trends in costs of revenues and operating expenses, international expansion and introduction of additional products. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

  We are a leading radio frequency silicon and systems company, specializing in high-performance radio frequency tuners and transceivers to the broadband communications markets. We design and develop highly integrated broadband gateway radio frequency integrated circuits and modules for use in cable modems, PC/TVs, set-top boxes, cable telephony, digital TV and other consumer electronics devices.

  In March 2000, we began shipment of our silicon single chip tuner. Since inception we have incurred significant losses, and as of June 30, 2000, we had an accumulated deficit of approximately $38.6 million. As a result of our combination with Temic, our primary activities have expanded to include the design, manufacture and sale of radio frequency modules. Our limited combined operating history makes the prediction of future results of operations difficult, and accordingly, we may not achieve or sustain revenue growth or profitability.

  The time lag between product availability and volume shipment can be significant due to a sales process that includes customer qualification of our products and can take as long as two years, during which we continue to evolve our technology. As a result of our combination with Temic, we have broadened our product suite to include radio frequency modules, which generated all of our net revenues on a pro forma basis, approximately $46.8 million for the year ended December 31, 1999. Two of our customers, DaimlerChrysler and ATI Technologies, accounted for approximately 28% and 14% of these revenues, respectively. DaimlerChrysler and Motorola/General Instrument accounted for approximately 25% and 10%, respectively, of our net revenues for the six months ended June 30, 2000. We recognize revenues from our products upon shipment to a customer or upon notification of customer receipt, depending on the contract terms. We provide at least a one year warranty on all products and record a related provision for estimated warranty costs at the date of sale.

  We traditionally experience seasonal fluctuations in our revenues from January through August, primarily as a result of consumer electronics manufacturers using this time frame to develop new products for the holiday season. We experienced this seasonality worldwide, but particularly in our European markets in 1999. In addition, one of our key customers decreased its production in the same time period.

  We have invested heavily in research and development of our radio frequency integrated circuits and systems technology. We expect to increase our investment in these areas in absolute dollars to further develop our radio frequency products. This investment will include the continued recruitment of radio frequency and analog integrated circuit designers and systems engineers, acquisition of test, development and production equipment and expansion of facilities for research and manufacturing. As a result, we expect to incur substantial operating losses for the foreseeable future. These losses may increase significantly from current levels.

  We use IBM and x-FAB to manufacture our wafers and Amkor to assemble our radio frequency integrated circuits. We perform final testing, packing and shipping of our radio frequency integrated circuits at our facility in Plano, Texas. With respect to our tuner modules, we perform all of our assembly, tuning and test functions in our factories in Manila, Philippines. As a result of our combination, we have recently experienced a period of rapid growth and expansion. To manage this growth and any future growth effectively, we intend to enhance our existing operational and financial systems and hire additional qualified administrative, finance and information technology personnel. In addition, we expect to move our current corporate headquarters to a new facility during the second half of 2000, which will increase our operating expenses in absolute dollars.

Our Histories

   Microtune. We were incorporated in Texas in May 1996 and began operations in August 1996. In June 2000, we reincorporated in Delaware. From inception until December 31, 1999, our primary activities consisted of raising capital, recruiting radio frequency and analog engineers, developing our silicon integrated circuit tuner for broadband radio frequencies and initiating relationships with potential customers and suppliers. We were formed as a spin-off of Cirrus Logic under an agreement which provided for the transfer by Cirrus Logic to us of intellectual property related to the development of tuners and radio frequency technologies and the issuance of stock to Cirrus Logic in consideration for the intellectual property and for administrative services to be rendered to us by Cirrus Logic. In August 1997, December 1997 and in June 1998, we repurchased the shares held by Cirrus Logic. From August 1996 until August 1998, we faced significant technological challenges in our development efforts, including incorporation of a low noise amplifier, which is critical for system performance, and elimination of the need for a high-voltage power supply. In August 1998, we saw our first partial success in developing a radio frequency tuner on a silicon integrated circuit, and in July 1999, we started shipments of our first fully-tested product samples, the MT 2000 series, in reference boards to potential customers. Since that time, we continued to invest in research and development efforts to improve the performance of our single-chip silicon tuner, which resulted in the shipment of our first production single-chip silicon tuner to a customer in the first quarter of 2000.

  In January 2000, we combined with Temic Telefunken Hochfrequenztechnik GmbH (now known as Microtune GmbH), a designer, developer and manufacturer of radio frequency tuners and transceiver modules with operations in Germany, the Philippines and the U.S.

   Temic Telefunken Hochfrequenztechnik GmbH. Temic was founded in the early 1900's in Germany as Nuemberger Schraubenfabrik. In the late 1940's, Temic began developing mechanical radio frequency tuners, and in the late 1960's, it was the first company to develop an electronic radio frequency tuner. In addition, in 1968, Temic was acquired by AEG TELEFUNKEN. AEG TELEFUNKEN was then acquired by another company in 1982, and then by Daimler Benz (a predecessor of DaimlerChrysler) in 1989. Daimler Benz combined all electronics divisions under the Temic operations by 1992, and in 1996 high frequency products were spun out to a separate company that was the predecessor of Temic. In 1997, management of Temic purchased Temic in a management buy-out.

   Prior to our combination with Temic, Temic had experienced year to year decreases in revenues from $56 million in 1997 to $51 million in 1998 and $46 million in 1999. These decreases were primarily due to a change in the strategy of Temic to focus on radio frequency tuners for new markets that management believed offered more potential than some of the markets previously served, such as the analog television market. In addition, in 1997, revenues included products other than tuners that were discontinued in 1997. In December 1999, Hicks, Muse, Tate & Furst Incorporated acquired Temic through a Bermuda company, HMTF Acquisition (Bermuda), Ltd. Temic combined with Microtune in January 2000, and the two companies have been operating as one company since that time.

 Comparison of the Three Months Ended March 31, 2000 and June 30, 2000

  The following table sets forth unaudited, quarterly results of operations for the first and second quarters of 2000 and the results as a percentage of revenues. The interim historical results are not necessarily indicative of results to be expected for any future period.

                                                   Three Months Ended
                                                   ------------------
                                                                   June 30,
                                               March 31, 2000        2000
                                               ---------------   -------------
                                                  (in thousands, except
                                                      percentages)
Statement of Operations Data:
 Net revenues................................  $ 13,896    100%  $15,065   100%
 Cost of revenues............................    10,071     72     9,860    65
                                               --------  -----   -------  ----
 Gross margin................................     3,825     28     5,205    35
 Operating expenses:
  Research and development:
  Stock option compensation..................       267      2       359     2
  Other......................................     2,584     19     3,093    21
                                               --------  -----   -------  ----
                                                  2,851     21     3,452    23
  Acquired in-process research and
   development...............................    12,692     91        --    --
  Selling, general and administrative:
  Stock option compensation..................       522      4       856     6
  Other......................................     3,302     24     4,795    32
                                               --------  -----   -------  ----
                                                  3,824     28     5,651    38
  Amortization of intangible assets and
   goodwill..................................     2,178     16     2,215    15
                                               --------  -----   -------  ----
   Total operating expenses..................    21,545    156    11,318    76
                                               --------  -----   -------  ----
 Loss from operations........................   (17,720)  (128)   (6,113)  (41)
 Other income (expense)......................     1,324     10      (297)   (2)
                                               --------  -----   -------  ----
 Loss before provision for income taxes......   (16,396)  (118)   (6,410)  (43)
 Provision for income taxes..................       364      3       386     3
                                               --------  -----   -------  ----
 Net loss....................................  $(16,760)  (121)% $(6,796)  (46)%
                                               ========  =====   =======  ====

  Net Revenues. Our net revenues increased 8.4% from $13.9 million for the three months ended March 31, 2000 to $15.1 million for the three months ended June 30, 2000, primarily as a result of increased production capacity at our two manufacturing facilities to fulfill the increasing demand for our products, in particular in the cable modem and PC/TV markets.

  Cost of Revenues. Cost of revenues decreased from $10.1 million, or 72% of revenues, in the three months ended March 31, 2000 to $9.9 million, or 65% of revenues, in the three months ended June 30, 2000. The decrease in cost of revenues as a percent of revenues and in absolute dollars is due primarily to the change in our product mix to higher margin products, mainly in the cable modem and PC/TV markets. We also achieved increased efficiences in our manufacturing facilities and increased our capacity, particularly in our newer manufacturing facility in Manila.

  Research and Development. Research and development expenses increased 21% from $2.9 million, or 21% of revenues, in the three months ended March 31, 2000 to $3.5 million, or 23% of revenues, in the three months ended June 30, 2000 due to the recruiting and hiring of engineers, increased stock option compensation and increased purchases of prototype materials for the design and development of new products.

  Acquired In-Process Research and Development. As a result of our combination with Temic, we recorded acquired in-process research and development costs of $12.7 million in the three months ended March 31, 2000. Amounts allocated to acquired in-process research and development were expensed at the date of combination because the purchased research and development had not reached technological feasibility based on the status of design and development activities that required further refinement and testing.

  Selling, General and Administrative. Selling, general and administrative expenses increased 48% from $3.8 million, or 28% of revenues, in the three months ended March 31, 2000 to $5.7 million, or 38% of revenues, for the three months ended June 30, 2000, due to the recruiting of additional sales and administrative personnel, increased stock option compensation charges and one-time charges totalling $1.1 million consisting primarily of a write-down of certain leasehold improvements at the building we currently occupy in Plano, TX, and severance costs related to the termination of an employee.

  Other Income (Expense). Other income (expense) consists of interest income from investment of cash and cash equivalents, foreign currency gains and losses and other non-operating income and expenses. The decrease from $1.3 million of income for the three months ended March 31, 2000 to $0.3 million of expense for the three months ended June 30, 2000 consisted primarily of foreign currency losses due to changes in foreign currency exchange rates.

  Income Taxes. We recorded a provision for income taxes of $0.4 million in the three month periods ended March 31, 2000 and June 30, 2000 related to our foreign subsidiaries operations.

Results of Operations

  The information included in the following discussion gives the historical information for Microtune, Inc. and does not include the results of Temic for periods prior to our combination with Temic in January 2000. These historical results are not necessarily indicative of the future financial position or results of operations of the combined company.

 Comparison of the Six Months Ended June 30, 1999 and 2000.

  Net Revenues. Revenues are recorded net of a provision for returns. Our net revenues from the sale of our products were $29.0 million in the six months ended June 30, 2000, primarily as a result of the inclusion of net revenues from the sale of Microtune GmbH products in the six months ended June 30, 2000. In addition, we began shipments of our silicon single chip tuner in March 2000. We did not generate net revenues from the sale of our products in the six months ended June 30, 1999. Recent supplier capacity constraints have affected our ability to meet customer demand for our products in the six months ended June 30, 2000. We expect these supplier capacity constraints to continue through the remainder of 2000 and possibly into 2001, and they may adversely affect revenue growth during that time.

  Cost of Revenues. Cost of revenues includes the cost of purchases for subcontracted materials, integrated circuit assembly, factory labor and overhead and warranty costs. In addition, we perform final testing of our products and incur cost for the depreciation of our test and handling equipment, labor, quality assurance and logistics. We have only recently begun manufacturing our silicon products and as a result expect our costs to decrease as our suppliers and our test personnel develop experience in producing our products. Our subcontracted materials experience cyclical trends in pricing due to fluctuations in demand. In many cases, we do not have written commitments from our suppliers for guaranteed supply. Our cost of revenues in the six months ended June 30, 2000 was $19.9 million, or 69% of net revenues. We did not generate revenues from the sale of products in the six months ended June 30, 1999 and, therefore, did not incur cost of revenues.

  Research and Development. Research and development expenses consist of personnel-related expenses, lab supplies, training and prototype subcontract materials. We expense all of our research and development costs in the period incurred. Research and development expenses increased 138%
from $2.6 million in the six months ended June 30, 1999 to $6.3 million, or 22% of net revenues, in the six months ended June 30, 2000. The increase in research and development expenses in the six months ended June 30, 2000 primarily reflects the addition of $1.7 million of expenses associated with Microtune GmbH operations, as well as recruiting of engineers, purchases of additional prototype materials associated with the design process and an increase in the stock compensation charge related to options granted to employees. We expect that research and development expenses will increase in absolute dollars in future periods, and may increase or fluctuate significantly as a percentage of total revenues from period to period. Stock option compensation does not affect our total stockholders' equity or cash flows.

   Acquired In-Process Research and Development. As a result of our combination with Temic, we recorded acquired in-process research and development costs of $12.7 million for the six months ended June 30, 2000. Amounts allocated to acquired in-process research and development were expensed at the date of combination because the purchased research and development had not reached technological feasibility based on the status of design and development activities that required further refinement and testing.

  Selling, General and Administrative. Selling, general and administrative expenses include our personnel-related expenses for administrative, financial, human resources, marketing and sales, and information technology departments, and include expenditures related to legal, public relations and financial advisors. In addition, these expenses include promotional and marketing costs, and will include sales commissions and reserves for bad debts. Selling, general and administrative expenses increased 673% from $1.2 million in the six months ended June 30, 1999 to $9.5 million, or 33% of net revenues, in the six months ended June 30, 2000. The increase in selling, general and administrative expenses in the six months ended June 30, 2000 primarily reflects the addition of $5.4 million of expenses associated with Microtune GmbH operations, as well as recruiting of sales and administrative personnel, and an increase in the stock option compensation charge related to options granted to employees. Stock option compensation does not affect our total stockholders' equity or cash flows.

   Amortization of Intangible Assets and Goodwill. The amortization of intangible assets and goodwill of $4.4 million in the six months ended June 30, 2000 results principally from our combination with Temic. The combination has been accounted for using the purchase method of accounting. The purchase price allocated to intangible assets of $8.0 million is being amortized over the estimated useful lives of the related assets of one to five years. Goodwill resulting from the transaction totaled $30.4 million and is being amortized over five years. We had immaterial amortization charges in the six months ended June 30, 1999.

  Other Income (Expense). Other income (expense) consists of interest income from investment of cash and cash equivalents, foreign currency gains and losses and other non-operating income and expenses. Interest income increased 150% from $0.2 million in the six months ended June 30, 1999 to $0.5 million in the six months ended June 30, 2000. Interest income is earned from high quality, short-term investments from cash generated by our four private placement equity rounds of funding. The foreign currency translation and transaction gain of $0.1 million in the six months ended June 30, 2000 relates to the operations of Microtune GmbH. We use the Deutsche Mark as the functional currency for Microtune GmbH's and its subsidiaries' financial statements. Foreign currency exchange gains and losses resulting from the translation of financial statements denominated in Deutsche Marks of Microtune GmbH into U.S. Dollars are included as a component of stockholders' equity. Foreign currency exchange gains and losses resulting from the remeasurement of financial statements not denominated in Deutsche Marks of Microtune GmbH outside of Germany into Deutsche Marks are recognized currently in the statements of operations as a component of foreign currency gains and losses.

  Income Taxes. Prior to our combination with Microtune GmbH, or Temic, we had not recognized any provision for income taxes. We have a net operating loss carryforward for U.S. federal income tax purposes of approximately $13.5 million as of December 31, 1999. In addition, we have unutilized research and development tax credits of $0.4 million. Due to the uncertainty of our ability to utilize these deferred tax assets they have been fully reserved. The provision for income taxes in the six months ended June 30, 2000 consists of foreign income taxes on the income of Microtune GmbH.

 Comparison of Years Ended December 31, 1997, 1998 and 1999.

  Net Revenues. Our first silicon products were available for evaluation by our customers in 1999. We did not generate net revenues from the sale of our products in 1997, 1998 or 1999.

  Cost of Revenues. We did not generate revenues from the sale of products in 1997, 1998 or 1999 and therefore have not incurred cost of revenues.

  Research and Development. Research and development expenses increased 52% from $2.1 million in 1997 to $3.2 million in 1998, and 93% to $6.1 million in 1999. These increases primarily reflect our increase of engineering personnel, stock option compensation and purchases of additional prototype materials associated with the design process. Stock option compensation does not affect our total stockholder's equity or cash flows.

  Selling, General and Administrative. Selling, general and administrative expenses increased 22% from $0.7 million in 1997 to $0.9 million in 1998, and 234% to $3.0 million in 1999. The 1997 to 1998 increase was primarily due to increased personnel-related costs of $0.2 million resulting from the growth of our finance and marketing staffs. The larger increases from 1998 to 1999 were primarily related to our personnel-related expenses in sales and marketing of $0.7 million, stock option compensation of $0.6 million, promotions of $0.1 million and travel of $0.1 million as we prepared for our first half 1999 product announcements and began to develop our direct sales channels and independent sales representative network. Stock option compensation does not affect our total stockholders' equity or cash flows.

  Other Income (Expense). Other income (expense) includes interest income which increased 40% from $0.4 million in 1997 to $0.6 million in 1998. Interest income was flat with $0.6 million in 1998 and 1999.

  Income Taxes. Due to our net operating losses, we did not record any provision for income taxes in 1997, 1998 or 1999.

 Liquidity and Capital Resources

  Since inception, we have funded our operations primarily through the issuance of convertible preferred stock which has generated net cash proceeds of approximately $44.2 million. As of June 30, 2000, we had net working capital of $29.6 million, including $21.7 million of cash, cash equivalents and marketable securities. Our marketable securities consist of high quality, short-term investments.

  At June 30, 2000, Microtune GmbH had credit agreements with two banks which provide for borrowings of up to $2.4 million under each agreement. One of the agreements is cancellable upon notification by the bank and the second agreement expires August 31, 2000. Borrowings under these agreements bear interest at rates determined from time to time by the banks (7.50% and 8.00%, respectively, at June 30, 2000). At June 30, 2000, no borrowings were outstanding under these credit agreements.

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

  Investments in property and equipment were $0.6 million in 1997, $1.5 million in 1998, $0.9 million in 1999 and $6.5 million in the six months ended June 30, 2000. We expect capital expenditures to increase substantially over the next 12 months as we move to a new corporate facility in the second half of 2000 and expand our manufacturing and test capacity to support our anticipated increase in production. Other uses of cash include the funding of operating activities which were $2.3 million in 1997, $2.7 million in 1998, $6.5 million in 1999 and $4.9 million in the six months ended June 30, 2000.

  We believe that the net proceeds from this offering, together with our current cash balance will provide adequate liquidity to fund our operations and meet our other cash requirements for at least the next 24 months following this offering. However, we may find it necessary or we may choose to seek additional financing if our investment plans change or if industry or market conditions are favorable for that type of a financing. We cannot be sure that a financing will be available on reasonable terms, or at all, when and if required. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced.

Quantitative and Qualitative Disclosures About Market Risk

  Following our combination with Temic, we now transact both sales and purchases in multiple foreign currencies, including the Euro, Deutsch Marks and the Philippine Peso. Due to the volatile nature of the currency markets, there is a potential risk of foreign currency translation losses, as well as gains.

  We currently do not use derivative financial instruments to hedge our balance sheet exposures against future movements in exchange rates. However, we are currently evaluating our exchange risk management strategy, including changes in our organizational structure and other capital structuring techniques to manage our currency risk. Our net investment in foreign subsidiaries, translated into U.S. dollars using exchange rates at June 30, 2000 was $48 million. A potential loss in the value of this net investment resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $4.8 million.

Euro Conversion

  On January 1, 1999, 11 European Union member states (Germany, France, the Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal and Luxembourg) adopted the Euro as their common national currency. Until
January 1, 2002, either the Euro or a participating country's national currency will be accepted as legal tender. Beginning on January 1, 2002, Euro-denominated bills and coins will be issued, and by July 1, 2002, only the Euro will be accepted as legal tender. We do not expect future balance sheets, statements of operations or statements of cash flows to be materially impacted by the Euro conversion.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which we are required to adopt by January 1, 2001. We do not currently use derivatives, however, as those instruments may be used in the future, it is uncertain what, if any impact the adoption of Statement 133 will have on our earnings or financial position.

Year 2000

  We have not incurred any material expense nor have we experienced any material disruptions in our systems or those of our vendors and service providers as a result of Year 2000 system processing.

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                                    BUSINESS

Overview

  We are a leading radio frequency silicon and systems company, providing high-performance radio frequency tuners and transceivers to the broadband communications markets. Using proprietary technologies and advanced design methodologies, we have designed and developed radio frequency integrated circuits and radio frequency modules for a variety of broadband communications access devices including cable modems, PC/TVs, which are multimedia personal computers with broadband reception capabilities, set-top boxes and digital TVs. Our radio frequency tuners are the gateway devices for reception of video, audio, data and/or voice over existing broadband communications infrastructures, such as cable and terrestrial. Our transceivers enable interactivity by permitting bi-directional communications. Our latest radio frequency integrated circuit products offer a high level of integration, resulting in significant cost, performance, size, reliability and manufacturability benefits. Our radio frequency module products provide a complete radio frequency system, eliminating a customer's need for radio frequency design and manufacturing expertise.

Industry Background

  In recent years, new classes of broadband digital entertainment, information and communications services have emerged, such as high-speed Internet access, web-enabled television, digital and high-definition TV and cable telephony. These new services, which are increasingly interactive, involve the delivery of video, audio, data and/or voice to a growing range of access devices, including cable modems, PC/TVs, set-top boxes and digital TVs. In the future, we believe broadband services will increasingly be delivered to mobile wireless devices such as cell phones, personal digital assistants, and in-car information and entertainment systems.

  Several significant trends are now influencing the market for broadband entertainment, information and communications services, including:

  . the transition from analog to digital content, transmission systems and access devices;

  . the transition from proprietary to standards-based systems such as DOCSIS (data over cable service interface specification)-based cable modems, OpenCable set-top boxes and PacketCable telephony devices; and

  . the convergence of Internet, personal computer and consumer electronics functions.

  Many of the new broadband entertainment, information and communications services are transmitted over cable, terrestrial or satellite systems that use the radio frequency spectrum. The radio frequency spectrum is finite and its use is regulated by governmental agencies, such as the Federal Communications Commission in the U.S. These regulations involve allocation of frequencies for specific usage, rules regarding content of information transmitted in those frequencies, and technical specifications for transmission and reception equipment utilizing the radio frequencies. Radio frequency products that incorporate solutions in consumer products that receive and/or transmit radio frequency transmissions are regulated by the governmental agencies and must be designed and manufactured within performance and standards guidelines that allow this equipment to pass agency requirements.

  Due to the increased demand for services using the radio frequency spectrum, communications providers must use the limited amount of spectrum more efficiently, by using every available channel and by packing data densely within the channels. As a result, broadband communications providers are making the transition to digital techniques because digital allows more efficient use of the limited amount of spectrum than is possible with analog techniques. For example, using digital techniques over cable, it is possible to broadcast two high definition signals or as many as twenty standard definition signals in the same amount of spectrum as a single standard definition signal using analog techniques.

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  Radio frequency tuners are the gateway devices between broadband communications systems and the related access devices. Video, audio, data and/or voice are transmitted through these communications systems at radio frequencies. The radio frequency tuner plays a critical role by extracting content from the desired radio frequency and converting the content into a form that is useable by the access device. In interactive applications where bi-directional communication is necessary, the radio frequency tuner, together with an radio frequency transmitter, acts as a transceiver, both receiving and transmitting radio frequency broadband data.

  Every automotive radio, cable modem, set-top box, PC/TV, VCR and TV requires at least one radio frequency tuner. Increasingly, some of these access devices include multiple tuners for enhanced or additional services. Based on market reports from Cahner's Instat Group and Kinetic Strategies, the worldwide demand for radio frequency tuners in these markets could reach 300 million units by 2001.
  Radio frequency tuner technology is complex and significantly influences overall system performance. Unlike digital circuits, which address stable and predictable inputs and outputs, analog circuits, including radio frequency, must accommodate variable and unpredictable signals. Radio frequency tuners are significantly more challenging than other analog products because they must receive weak signals at very high frequencies in noisy environments. A poorly performing tuner will result in interference that manifests itself in spurious patterns, static and snow in an analog environment, and total loss of signal in a digital environment.

  The transition from analog to digital content and the convergence of Internet, PC and consumer electronics functions pose significant challenges that require even more complex, high performance radio frequency tuners. These challenges include:

  .  more efficiently using the radio frequency spectrum;

  .  reliably receiving both analog and digital signals;

  .  handling the increasing bandwidth on broadband cable systems;

  .  serving many interconnected access devices; and

  .  complying with evolving standards in the broadband markets.

  In addition to these performance challenges, radio frequency tuners must maintain a small form factor, have a high level of integration and provide customers rapid time-to-market.

  Typical low-cost radio frequency tuners currently used in analog devices, such as TVs and VCRs, fail to meet one or more of these challenges. Typical high performance tuners have generally been prohibitively expensive for radio frequency broadband applications. As a result, there is a demand for a class of cost-effective radio frequency tuners capable of high performance. In addition, we believe the increasing pressures of even higher performance and lower cost, combined with the desirable traits of increased reliability, manufacturability and reduced size, will drive the market toward radio frequency tuner products with increasing levels of silicon content.

The Microtune Solution

  We are a leading radio frequency silicon and systems company focused on delivering radio frequency gateway tuner products, including both radio frequency tuners and transceivers, to a range of existing and emerging broadband communications markets. With our unique combination of silicon and systems expertise, we provide complete and cost-effective radio frequency tuners for high performance radio frequency tuner applications. Key features of our products include:

  High Performance Tuning. Our tuner delivers the high performance required to meet the needs of advanced video, audio, data and/or voice applications transmitted via sophisticated broadband

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communications systems. We believe our tuner products provide the following benefits at a price consistent with the needs of the consumer electronics marketplace:

  . high channel selectivity by rejecting image and adjacent channel interference, thereby permitting more efficient use of the radio frequency spectrum;

  .  low phase noise that allows reliable reception of digital content;

  . low distortion consistent with requirements of a cable system with bandwidth that is fully utilized by concurrent analog and digital broadcasts;

  . operation at a high frequency to fully utilize the available bandwidth of broadband cable systems;

  . low incidence of spurious emissions to enable the interconnection of multiple access devices; and

  . compatibility with evolving standards, including the stringent performance and functionality requirements of the DOCSIS standard.

  Integrated Circuit Tuner Leadership. In January 1999, we introduced our MicroTuner, the world's first single-chip radio frequency tuner. The MicroTuner's high level of integration results in significant cost, performance, size, reliability and manufacturability benefits. We believe that the MicroTuner is the only single-chip tuner to incorporate all of the active elements of a radio frequency tuner, including a low noise amplifier, which is critical for system performance. Furthermore, our single-chip tuner incorporates varactors, thereby eliminating the need for a high-voltage power supply. In addition, the MicroTuner has a flexible architecture designed to support multiple broadband communications systems, including analog and digital, cable and terrestrial systems, and future broadband wireless mobile networks. The MicroTuner architecture and the multiple integrated circuits derived from the architecture are protected by 7 issued patents and 12 pending U.S. patent applications.

  Combination of Radio Frequency Silicon and Systems Expertise. We believe that we differentiate ourselves from our competitors by possessing both leading radio frequency silicon and systems expertise. Our silicon expertise allows us to integrate increasing levels of functionality into fewer integrated circuits, resulting in higher performance, smaller tuners. Our radio frequency systems expertise allows us to offer tuners that can be rapidly and cost effectively incorporated into our customers' products and that contribute to optimizing the performance of those products in an radio frequency environment. Therefore, complete radio frequency systems can be provided to customers that do not have the expertise, time or desire to develop their own radio frequency tuners. Our 61 systems and integrated circuit engineers possess an average of more than 11 years of experience. Given the complexity of radio frequency tuner design, this combination of silicon and systems expertise allows us to achieve optimal technology integration and to provide a complete tuner product to our customers' demanding and varied needs.

  Broad Suite of Radio Frequency Tuner Products. We provide a full range of radio frequency tuner products to the broadband communications market that support both analog and digital systems. Our portfolio of products includes integrated circuits with complete reference designs and manufacturing-ready radio frequency modules, including MicroModules, which contain MicroTuner integrated circuits. We believe our products allow our customers to integrate radio frequency capabilities into their products quickly and easily. Our tuners are customized for multiple markets, including the cable modem, PC/TV, set-top box, cable telephony, digital TV and automotive markets. We believe the breadth of our product portfolio allows us to be a sole source provider for our customers and allows them to migrate easily, at their own pace, to silicon-only implementations.

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

  Worldwide Sales, Support and Engineering Infrastructure. We offer our products worldwide and provide our customers with global support. Our corporate headquarters and a major design center are located in Plano, Texas, and our European headquarters and another major design center in Ingolstadt, Germany. Sales centers are located in San Diego and San Jose, California, and Huntsville, Alabama with applications support in San Diego and Huntsville.

  Captive Module Manufacturing. We currently operate our own manufacturing facilities for assembly, tuning and testing our module products. We have two manufacturing facilities located in Manila, Philippines, one of which is qualified for both QS-9000 and ISO 9002. We are in the process of applying for ISO 9002 certification for our second facility. Our QS-9000 qualified facility allows us to supply radio frequency tuner modules that meet the exacting standards required for automobile-based products, such as the ability to operate in a wide range of temperatures. We are able to leverage our quality manufacturing to benefit all of our customers as well as to win new customers.

Our Strategy

  Our goal is to be the leading provider of radio frequency silicon and systems tuner products to the broadband communications markets for the delivery of video, audio, data and/or voice to home, office and mobile environments. Key elements of our strategy include the following:

  Strengthen And Broaden Broadband Radio Frequency Technology Leadership. We intend to build on our technology capabilities and strengthen our position as a technology leader in the broadband radio frequency market. As a technology leader supplying complete tuner solutions to radio frequency broadband markets, we believe we can drive the innovation of next-generation technologies for these markets. We are aggressively building on our technology leadership by devoting significant research and development resources to increasing the performance of our products, while simultaneously reducing their power requirements and size, and increasing their integration. We have assembled a world-class team of engineers with silicon and systems design expertise in radio frequency and analog technologies, and we intend to expand this team. In addition, we have protected our technology developments with 7 U.S. patents issued, the first of which expires in 2015, and with 15 U.S. patent applications pending, as well as 7 foreign patents issued and 6 foreign patent applications pending. We intend to vigorously protect our future innovations through additional patent protection.

  Target High Growth Broadband Radio Frequency Markets. We are currently a market leader in radio frequency gateway tuners to the high growth DOCSIS cable modem and PC/TV markets. We intend to leverage this market leadership and our flexible MicroTuner architecture to penetrate emerging, high growth broadband communications markets, such as the digital set-top box, digital TV and cable telephony markets. Due to our flexible architecture, our radio frequency gateway tuners can extract both digital and analog content and operate in both cable and terrestrial communications systems. As a result, we believe we are well positioned to expand our market leadership to broadband communications opportunities as they emerge. Furthermore, our target markets are transitioning to standards-based systems. Consequently, to be an early provider of standards-compliant radio frequency tuner products, we are focusing significant resources on developing products that conform to emerging standards. Cable Television Laboratories, a consortium of companies operating cable networks, has created specifications that attempt to standardize the digital technologies needed for offering digital services over cable. The first of these, DOCSIS, has standardized the digital technologies for cable modems and has been thoroughly embraced by the industry. A second standard, OpenCable, attempts to standardize the technology required for new digital set-top boxes that enable services such as receiving digital television signals, internet access, pay-per-view broadcast and video-on-demand. A third standard, PacketCable, attempts to standardize technologies required for Internet-based voice and video products over cable systems, including cable telephony. Based on the success of DOCSIS standard, we believe that there is a

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

strong likelihood that OpenCable and PacketCable will also be successful. We believe that our expertise in the DOCSIS standard will allow us to rapidly deploy products that comply with the emerging standards of OpenCable and PacketCable due to the similarities in the radio frequency requirements of these three standards.

  Develop and Expand Relationships with Industry Leaders. We have established relationships with key market and technology leaders within the broadband communications market, including Motorola, Inc., Cisco Systems, Inc., 3Com Corporation and Com21, Inc., within the broadband communications market. These relationships include not only normal supply agreements based on purchase orders, but also include strategic allocations of cable modem tuners in the short term and cooperation in evaluating our future generation products for incorporation into our customers' products. For example, we have entered into a supply agreement, which expires in December 2001, with the Broadband Communications Sector of Motorola, Inc., pursuant to which Motorola is required to purchase from us a strategic amount of tuner modules for use in cable modems through the second quarter of 2001 and to provide technical support for our effort to develop the next generation of our silicon-based radio frequency tuners. The Motorola agreement can be cancelled by Motorola with respect to products ordered by it pursuant to our standard cancellation policy, except for the minimum required quantities which cannot be cancelled except with the mutual consent of the parties. We have entered into similar agreements with Cisco Systems, 3Com and Com21.

  Leading equipment suppliers that currently ship products that incorporate our radio frequency products include:

  . DOCSIS Cable Modem: Askey, Cisco Systems, Ericsson, Motorola/General Instrument, Samsung, Thomson Consumer Electronics and 3Com;

  .  PC/TV: ATI, Hauppauge, Pinnacle and 3dfx; and

  .  Automotive: DaimlerChrysler.

  In addition to these current customer relationships, we have design wins with suppliers in the set-top box, cable telephony and cable modem markets. We believe our relationships with market leaders enhance the acceptance of our radio frequency tuners and allow us to anticipate market trends to expand our market leadership. Finally, while we design products that can be used by multiple customers, we believe our ability to design custom features based on customers' needs enables our customers to improve their time-to-market, differentiate their products and address new market opportunities. We believe our ability to customize radio frequency tuners allows us to strengthen our relationships with our existing and new customers.

  Migrate Existing Customer Base to More Highly Integrated Products. We currently have a significant base of existing customers in the high growth broadband communications markets incorporating our tuner modules. For example, we shipped products to more than 100 customers in the three months ended June 30, 2000. We believe that once a customer designs our tuners into its products, that customer is more likely to continue to choose our tuners for their products. As the market requires more integrated tuners to improve cost, size, reliability and manufacturability, we believe that we can leverage our incumbent position with our customers to migrate these customers across our product line. Over time, we intend to transition our customers from module tuners with discrete components to either module tuners incorporating our integrated circuits or to integrated circuit-only tuners. By providing identical functionality, as we replace discrete components with integrated circuits in our tuner modules, we believe the customer can more easily make this transition with minimal engineering effort. At the same time, more highly integrated tuners reduce our costs and improve our margins.

Markets

  While the infrastructure of the broadband communications markets is varied, we leverage our core silicon technologies and systems capabilities in various product implementations across multiple

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

complementary segments, including automotive radio, cable modem, PC/TV, set-top box, VCR and TV. Based on market reports from Cahner's Instat Group and Kinetic Strategies, the worldwide demand for radio frequency tuners in these markets could reach 300 million units by 2001. Many industry analysts predict continued high-growth rates for these markets, even though individual segments are at different phases in their evolution. Specifically, we target existing high-growth segments, such as cable modems and PC/TV, and emerging segments, such as digital TV, set-top boxes and cable telephony. In addition, we target existing high-volume markets such as the automotive market. We believe that these markets demand, or will demand in the future, affordable radio frequency tuner products at higher performance levels than previous tuner implementations. These market requirements have created a significant opportunity for our products.

  Cable Modem. Major cable operators have been upgrading their networks to support two-way communications, high-speed Internet access, and telecommuting through the use of a cable modem. Paul Kagan and Associates estimates that in 2000, 75% of U.S. cable homes will have access to two-way cable, which percentage is expected to grow to 93% by 2003. Cahner's InStat Group estimates that 2.6 million cable modems were sold worldwide in 1999 with more than 1.25 million units shipped in the quarter ended March 31, 2000, representing a 42% sequential increase in unit volumes during one quarter. In addition, 54% of those units were standards-based DOCSIS modems. Cahner's Instat Group also forecasts that a total of 6.8 million cable modems will ship during 2001. The installed base of cable modem customers in North America alone is expected to reach 15.9 million by 2003, according to the Kinetic Strategies.

  In the cable market, factors such as the consolidation of systems operators are driving a transition from proprietary cable modems to open architecture, standards-based devices. The standard, called DOCSIS, enables interoperability between different cable manufacturers' cable modems across different cable networks. Major cable systems operators were offering DOCSIS-based services to 17% of all cable homes in North America at the end of 1999, expected to climb 84% by the end of 2003, according to the Kinetic Strategies. Every cable modem must include at least one radio frequency tuner to receive the radio frequency signal from the cable networks. Presently, Microtune provides its radio frequency tuner module to multiple DOCSIS-certified cable modem manufacturers.

  The information from Paul Kagan and Associates was obtained from the National Cable Television Association website (www.neta.com/glance.html), and we have notified the National Cable Television Association that we have used information from that website in this prospectus.

  PC/TV. Microsoft and Intel, through their PC guidelines and other industry initiatives, have outlined rigorous specifications for high-resolution video and audio services on the PC. These specifications reflect an initiative, endorsed by computer original equipment manufacturers, to transform the PC into a platform for entertainment, information and communications in both the home and office. The power and interactivity of the PC, in combination with new broadcast delivery mechanisms, including digital TV transmission, digital audio broadcast and two-way cable, is expected to drive the demand for new applications and services, and in turn, increase computer sales. With its high-resolution monitor, the PC is already equipped to support the display requirements of digital TV and it provides a low-cost alternative to high-priced digital TV sets and receivers. Cahner's Instat Group predicts that sales of digital TV tuners for PCs will reach 9 million units worldwide by 2004, climbing to more than 15 million units by 2010. We currently supply our radio frequency tuner products to PC/TV manufacturers and will seek to migrate our customers to digital television tuner technology.

  Set-top Box. According to Cahner's InStat Group the number of worldwide cable subscribers at the end of 1999 was 258 million, and is expected to grow to 335 million by the end of 2003. In order to increase the number of channels, provide higher picture quality and exploit the bandwidth of the

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

existing cable infrastructure, cable service providers have begun offering digital programming. Cahner's InStat Group estimates that major cable system operators are planning to add an average of 15 new 6MHz digital channels to existing cable plants this year, and 18 within the next 24 months. Consumers receive this digital programming through a digital cable set-top box. Cahner's InStat Group predicts that there will be more than 35 million digital cable subscribers worldwide by 2003. The number of cable digital service customers in the U.S. alone is expected to increase to 42.1 million homes by 2006, according to Paul Kagan and Associates.

  In addition, industry analysts predict that a new generation of digital interactive set-top boxes will be introduced by the end of the year 2000 that will facilitate interactive TV, Internet access, broadband multimedia services and high-definition TV capability. These new set-top boxes, based on OpenCable specifications, will also be interoperable, enabling set-top boxes from multiple manufacturers to operate across different cable networks. Each set-top box contains at least one tuner, and often multiple tuners, for reception of analog and digital signals from the cable network. We are currently working with customers who are developing OpenCable-compliant set-top boxes to supply tuners that meet the radio frequency hardware requirements of the OpenCable specification. In addition, we are working with suppliers of satellite and terrestrial set-top box receivers to incorporate our products.

  Cable Telephony. As the availability of bi-directional cable communications becomes more widespread, we expect voice-over-cable will become more readily available as part of a cable operator's service portfolio. Major cable operators, including AT&T and TimeWarner, are beginning to compete with local companies in providing telephone service and other services, such as videoconferencing via the cable infrastructure. Cahner's Instat Group estimates that worldwide cable telephony subscribers will increase from less than one million in 1999 to over 20 million in the year 2004. The evolving standard, PacketCable, provides the framework for identifying, qualifying and supporting Internet protocol-based voice and video products via the cable network, and it ensures a level of service consistent with that provided by telephone companies. To conform with the PacketCable standard, suppliers must meet two technical challenges: compliance with rigorous industrial-class environmental operating standards and the delivery of a low-power solution. With our QS-9000 certified products that were developed for the automotive industry and our success in developing low power products, we believe that we are well positioned to meet the stringent environmental and power requirements for radio frequency tuners in the PacketCable standard. We are currently working with customers who are developing prototype cable telephony systems to supply radio frequency tuners that meet their performance requirements.

  Television. The worldwide infrastructure of traditional TV is undergoing substantial change due to the transition to digital techniques. For example, in the U.S., current FCC regulations, subject to specific exceptions, mandate that all terrestrial broadcast stations in the U.S. convert solely to transmission using digital techniques by 2006. Digital techniques will enable services such as high-definition TV programming, data broadcasting, on-demand programming and interactive TV. New equipment will be required by consumers to receive these new digital services, and this equipment can include digital TVs, digital set-top boxes as well as digital personal video recorders and other TV peripherals. Cahner's InStat Group predicts that the number of digital TV tuners will reach 51 million units worldwide by 2004, climbing to 137 million units by 2010. Cahners Instat group projects that installations of worldwide, stand-alone digital land-based broadcast set-top boxes will grow from 695,000 in 2000 to
9.4 million in 2004. In addition, Cahner's projects that the number of digital television sets in the U.S. and Europe will increase from 535,000 in 2000 to
6.5 million in 2004. Devices enabling the digital delivery of information require at least one, and often more, radio frequency tuners. In addition, we sell our radio frequency tuner modules in the analog TV market. We believe that our tuners are well positioned to meet both digital and analog TV manufacturers' requirements because of the high-performance of our tuners, and their ability to reliably receive both digital and analog signals.

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  Automotive. Today's consumers are interested in smarter and safer automobiles, and the automotive industry is responding with system upgrades and advanced features, including next-generation digital radio, TV-based entertainment systems, and the integration of networking and communications into the automobile. We believe that these advanced services will lead to increasing demand for high-performance tuner systems based on a new breed of radio frequency tuner technology and architectures. At the same time, the demand for silicon content is increasing as automakers strive to provide more electronic systems to meet automotive space constraints and QS-9000 quality standards, while supporting industrial-class environmental operating conditions. Given our experience in supplying FM and TV tuners to the automotive industry, we believe that we can leverage our position in the tuner market for automobiles into additional opportunities to incorporate our products into other automotive uses of radio frequency technology.

Products

  Our products include integrated circuits that perform tuning functions, as well as tuner modules. Our tuner modules, which include a variety of electronic components supplied by others, can be packaged with or without our integrated circuits.

  Single-Chip Silicon Broadband Tuners. Our MicroTuner is a semiconductor-based tuner that uses dual conversion, or two steps, to convert the desired radio frequency channel to the required output. Our MicroTuner incorporates all the active components associated with receiving a cable or land based broadcast in the radio frequency spectrum and converting it to a standard intermediate frequency. Because of its small size, the MicroTuner is suitable particularly for products that require high-performance but have constrained space or that require multiple tuner implementations.

  The MicroTuners are characterized by a number of features:

  . compatibility with performance requirements of cable and terrestrial environments, meeting the stringent requirements of new broadband applications;

  .  support for analog and digital modes;

  .  support for worldwide standards;

  . configurable implementation to meet a wide range of applications and customer-customization requirements; and

  . all-silicon implementation for reliable, stable, predictable operation with lower manufacturing cost.

  Modules: Complete, Production-Ready Radio Frequency Tuners. Our module technology, an implementation medium for tuners, transceivers or other radio frequency products, consists of circuit boards containing integrated circuits and other electronic components that are enclosed by metal shielding. Our radio frequency tuner modules are complete, production-ready radio frequency products that are available for specific markets, including the cable modem, PC/TV, set-top box, cable telephony, digital TV and automotive markets.

  We offer modules based on conventional discrete components that provide high-performance radio frequency capabilities and can include additional functions, such as transmission capability enabling bi-directional communications, packaged in a production-ready product. These modules are based on a tuner architecture that uses single conversion, or one step, to convert the desired radio frequency channel to the required output and offer customization flexibility. We believe that these products, supported by our design and applications engineering centers, have established a track record of reliability, quality and performance.

  In March 2000, a new class of modules, called MicroModules, was introduced. The MicroModules, containing the MicroTuner integrated circuit, package the complete radio frequency functionality into a small, module form-factor, designed for easy integration and implementation into customers' existing or new systems. These high performance, smaller form factor modules provide increased ease of manufacturability and increased reliability. We have introduced four versions of this product line, targeted to meet the specific requirements of the cable modem, set-top box, digital TV, and PC/TV markets. Over time, we intend to increase the number of our own proprietary silicon integrated circuits in our MicroModules and to sell various implementations across all of our target markets.

  Our modules are characterized by a number of features:

  . complete, fully-tested radio frequency tuners, providing for easy integration into a customer product;

  . high-performance tuning capabilities, designed to meet performance requirements of specific applications;

  . high quality, with products manufactured to both ISO 9002 and QS-9000 standards;

  .  compliance with established worldwide industry standards; and

  . customization capability, allowing our customers to differentiate their products with added functions or unique features.

  As part of our radio frequency integrated circuit and module product portfolio, we develop and sell reference platforms that represent application examples for incorporation into customers' equipment. By providing these reference platforms, we can assist customers in achieving easier and faster transitions from initial prototype designs to final production releases. These reference-standard products enhance the customer's confidence that our products will meet their market requirements and product introduction schedules.

  The following table summarizes our products by target market and availability:


  Market          Product                    Name and Description       Availability

-----------------------------------------------------------------------------------------
  Cable Modem     Silicon integrated circuit . MicroTuner Single-Chip   Available Now
                                               Silicon Tuner
                  Modules                    . MicroModule              Expected Q4, 2000
                                               incorporating the
                                               MicroTuner
                                             . Cable Modem Tuner        Available Now
                                               Module (only receives
                                               signals)
                                             . Cable Modem              Available Now
                                               Transceiver Module
                                               (both receives and
                                               transmits signals)


--------------------------------------------------------------------------------
  PC/TV           Silicon integrated circuit . MicroTuner Single-Chip   Available Now
                                               Silicon Tuner
                  Modules                    . MicroModule              Expected Q4, 2000
                                               incorporating the
                                               MicroTuner
                                             . PC/TV Tuner Module       Available Now
                                             . PC/TV Tuner Module       Expected Q3, 2000
                                               (smaller size)
                                             . Digital PC/DTV Tuner     Available Now
                                               Module


--------------------------------------------------------------------------------
  Set-top Box     Silicon integrated circuit . MicroTuner Single-Chip   Available Now
                                               Silicon Tuner
                  Modules                    . MicroModule              Expected Q4, 2000
                                               incorporating the
                                               MicroTuner
                                             . Digital TV Tuner         Available Now
                                               Module


--------------------------------------------------------------------------------
  Cable Telephony Silicon integrated circuit . MicroTuner Single-Chip   Expected 2001
                                               Silicon Tuner
                  Modules                    . Cable Modem Tuner        Available Now
                                               Module (only receives
                                               signals)
                                             . Cable Modem              Available Now
                                               Transceiver Module
                                               (both receives and
                                               transmits signals)
                                             . Cable Telephony          Expected Q4, 2000
                                               Transceiver Module
                                               (enhanced
                                               functionality specific
                                               to cable telephony
                                               use)


--------------------------------------------------------------------------------
  Television      Silicon integrated circuit . MicroTuner Single-Chip   Available Now
                                               Silicon Tuner
                  Modules                    . MicroModule              Expected Q4, 2000
                                               incorporating the
                                               MicroTuner
                                             . Analog TV Tuner Module   Available Now
                                               (high performance
                                               model)
                                             . Analog TV Tuner Module   Available Now
                                               (low cost model)

--------------------------------------------------------------------------------
  Automotive      Modules                    . AM/FM Tuner Module       Available Now
                                             . FM Tuner Module          Available Now
                                             . TV Tuner Module          Available Now

  Although we anticipate that we will release the products in the table immediately above in the time frame mentioned, the timing and success of product releases remains unpredictable due to the complexity of our product development, the compatibility of our products with the products of our customers and market acceptance of our products. Moreover, once introduced, our products may not generate any significant revenues.

Technology

  We believe that one of our competitive advantages is our broad base of core technologies across the range of engineering expertise for radio frequency tuners, from silicon to systems. We strive to continuously improve our technology and to develop new technologies in the area of radio frequency communication. To date, we have developed radio frequency technologies in the area of cable modem transceivers, television tuning systems employed in personal computers, set-top boxes and digital video recorders, automotive radios, and general television tuning technology for terrestrial and cable applications. As of June 30, 2000, we have 7 patents granted and an additional 14 patent applications pending in the U.S. and 7 patents granted and an additional 6 patent applications pending in other countries (which combined include over 1,000 individual claims).

  MicroTuner Integrated Circuit. The centerpiece of our technology is our single-chip silicon tuner, the MicroTuner. The MicroTuner is a highly integrated, solid-state device that incorporates all the active components associated with receiving a cable or terrestrial signal in the radio frequency spectrum and converting it to a standard intermediate frequency.

    True Single-Chip Implementation. Our technology expertise has allowed us to implement what we believe is the only single-chip tuner, incorporating all of the active elements of a radio frequency tuner. Our MicroTuner addresses the especially difficult challenge of integrating the low noise amplifier circuit which is critical for system performance due to its role in defining a receiver's sensitivity. Furthermore, our MicroTuner is the first tuner to incorporate varactors, thereby eliminating the need for a high-voltage power supply.

    Dual Conversion Architecture. The MicroTuner uses a patented dual conversion architecture that has been optimized for an integrated circuit implementation. The dual conversion architecture is considered highly desirable because of its performance with respect to image rejection and the accuracy of its output. Traditionally, dual conversion tuners were more expensive than single conversion tuners due to the additional conversion step and were only used in demanding and less cost sensitive applications such as cable set-top boxes. But in the new digital era, higher performance is a common requirement and the characteristics of the dual conversion architecture are ideal.

    Programmability. The MicroTuner also provides for substantial flexibility through its programmability. A key part of the reference designs that we develop and provide to customers is a software module. This software provides for common functionality such as channel changing, but also allows flexibility in creating on-chip reference frequencies used for tuning. By providing this flexibility, it is possible to optimize performance on a channel by channel basis. We believe the software also provides a convenient user interface for designers and aids in system diagnostics.

    All-Silicon Tuner. Traditionally, radio frequency integrated circuits have been based on a non-silicon material called gallium arsenide. However, gallium arsenide suffers from two weaknesses: high cost and low integration. Low integration means that few components can be implemented on a single chip. Although silicon germanium has attracted publicity in recent years due to its high performance, to date, it has been available only at a high cost. In contrast, we use an all-silicon chip to combine a high level of integration in our radio frequency integrated circuits, several tens of thousands of components on one chip, and low cost. This allows us to provide our customers with cost-effective products of small physical size.

  High Performance Single Conversion Technology. Traditionally, high-performance applications, such as cable TV tuners, have required performance that was only realizable with a high-cost, dual conversion tuner module composed of hundreds of discrete components. We have developed a proprietary design for our single conversion tuner that extends its capabilities into the cable and digital realm. While not offering all of the advanced capabilities of the MicroTuner, the technology gives customers a choice of implementation methods and cost alternatives. This has enabled us to sell reasonably priced radio frequency modules to additional target markets.

Sales, Marketing and Technical Support

  We have a worldwide sales, marketing and technical support organization consisting of employees as of June 30, 2000, with sales and technical support offices located in Plano, Texas, San Diego and San Jose, California, Huntsville, Alabama, and Ingolstadt, Germany. To complement our direct sales and support expertise, as of June 30, 2000 we had 23 sales representatives and distributors in China (Hong Kong), Denmark, India, Israel, Japan, Korea, Singapore, South Africa, Taiwan, Turkey and the United Kingdom. Products shipped to North America accounted for approximately 47% of our total revenues for 1999 on a pro forma basis and approximately 48% of our net revenues for the six months ended June 30, 2000. In 1999, two customers, DaimlerChrysler Corporation and ATI Technologies, accounted for greater than 10% of our revenues, with approximately 28% and 14% of pro forma net revenues, respectively. For the six months ended June 30, 2000, DaimlerChrysler and Motorola/General Instrument accounted for approximately 25% and 10% of net revenues, respectively.

  In addition, our design and applications engineering staff is actively involved with customers during all phases of design and production and provides customer support through our worldwide sales and technical support offices and major design centers in Plano, Texas, and Ingolstadt, Germany. We continue to seek close technical collaboration with our customers during the design phase of their new products to position us as the primary radio frequency tuner supplier for our customers' new products. We also provide technical support to our customers through our field application engineers, technical marketing and factory systems engineers.

  We market our products through our web page, industry trade shows and exhibitions, presentations of technical papers at industry meetings and technical articles placed in industry magazines.

Manufacturing

  Our manufacturing objective is to produce reliable, high quality integrated circuits and modules while maintaining a high level of on-time delivery to our customers. By utilizing third parties for our wafer fabrication and integrated circuit packaging, we are able to focus on module manufacturing and tuning and radio frequency testing of both the integrated circuits and modules.

  Integrated Circuit Manufacturing. We currently contract with two third-party silicon foundries, IBM and x-FAB, for our wafer fabrication. Our integrated circuits are currently produced using standard silicon technology, and we are investigating using more advanced technologies for fabrication of future products that increase the performance of our integrated circuits while reducing die size. Once produced by the third party foundry, the die are then assembled into packages by a third party assembler. Currently, Amkor is our sole source integrated circuit assembly subcontractor; however, we have recently identified a second assembly subcontractor with a qualified package, and are continuing to investigate other assembly subcontractors for future use. Once assembled, the packaged units are returned to our Plano, Texas facility for final testing and quality assurance to insure that manufacturability and yield enhancement objectives are met.

  Module Manufacturing. We currently operate our own manufacturing facilities for assembly, tuning and testing our module products. We have two manufacturing facilities located in Manila, Philippines, totaling 61,200 square feet of space. One of our locations is qualified for both QS-9000 and ISO 9002. We began manufacturing activities in the other facility in January 2000 and are in the process of applying for ISO 9002 certification for this newer facility.

  Module assembly is accomplished using the latest surface mount assembly equipment utilizing 80% surface mount device components. Surface mount assembly is completed with standard pick and place equipment, which is generally readily available from several sources. The process takes surface mountable components and places them on a printed circuit board. The printed circuit board is then run through a furnace to harden (re-flow) the solder between the components and printed circuit board. The use of surface mount equipment usually increases the number of units that can be assembled by a factory line per hour. The modules are then tuned and tested using our proprietary test software and equipment. The tuning process is a manual process completed on an assembly line. Our modules are tuned after the components are placed on a printed circuit board and prior to full assembly. The equipment used for tuning is a personal computed-based system that utilizes off the shelf radio frequency test equipment, which is generally readily available.

  Quality Assurance. Our quality control process is started during the design phase of each product. Each of our products is designed for testability. During the design phase for each product, we engage in specific layout rules for the product and subject each product to extensive simulation at process, temperature and voltage extremes prior to the product being prototyped. To insure that the highest quality is maintained, our integrated circuits and module prototypes are subjected to extensive reliability testing prior to being released to high volume production. Once a product is qualified and released to manufacturing, a product-monitoring plan is used to ensure the highest-quality level is maintained. We continue our quality testing process by submitting a statistically valid random sample of finished products to extensive testing on a rotational basis.

Engineering, Research and Development

  Our engineering team has substantial expertise in communications systems, radio frequency integrated circuit technology, analog and mixed signal technology, television systems engineering and PC systems and computer networks. As of June 30, 2000, approximately 42 of our 61 research and development engineers had advanced degrees. These engineers are involved in advancing our technology core competencies and our product development activities. Currently, our research and development efforts are focused on increasing the functions of our radio frequency integrated circuits and modules, while maintaining a level of low power consumption.

  In 1997, 1998 and 1999 and the six months ended June 30, 2000, excluding the effect of stock option compensation, we spent approximately $2.1 million, $3.2 million, $5.9 million and $5.7 million, respectively, on research and development. On a pro forma combined basis in 1999, we spent approximately $21.8 million, which includes $12.7 million of acquired in-process research and development. We believe that we must continually enhance the performance and flexibility of our products, and successfully introduce new products to maintain our leadership position. Accordingly, we expect to continue to expend significant amounts of funds for research and development activities in the future.

Backlog

  As of June 30, 2000, our six month backlog was approximately $66.2 million. We expect to fulfill orders representing a significant portion of the backlog; however, we will be capacity constrained and limited by component availability. We include in backlog all accepted product purchase orders for which delivery has been specified by the customer within six months. Product orders in our backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Our ability to fulfill backlog may vary significantly from time to time depending upon the level of capacity available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of a particular date may not be a reliable indicator of sales in any future period.

Patents and Proprietary Information

  Our future success and competitive position depend upon our ability to obtain and maintain protection for the proprietary technology used in our products. As of June 30, 2000, we held 7 issued U.S. patents and had 14 additional U.S. patent applications pending, of which a majority of the claims made for four pending applications has been approved, and 7 patents granted and 6 patent applications pending in other countries (which combined include over 1,000 individual claims). Our issued patents expire between 2015 and 2019.

  Our issued patents and those with notices of allowance protect various aspects of our technology at the broad architectural level as well as at the circuit and building block level, including:

  .  Integrated dual conversion tuners;

  .  Multiple phase-locked loops on a single chip; and

  .  Integrated variable-gain low noise amplifier.

  We also have one registered trademark in the U.S.

  Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent protection for our products. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties.

  One of our customers has sought indemnification from us. The underlying claim has not been resolved; however, we do not believe that our tuner infringes on the intellectual property that is the subject of the underlying claim and we have not been named as a defendent in the litigation against our customer. We have not received any claims that we are infringing any other entity's patents or trade secrets. We may, however, receive those types of claims in the future, which could severely harm our rights to use our technology and, consequently, our business.

Competition

  The broadband communications markets and semiconductor industries are intensely competitive and are characterized by rapid technological change, evolving standards and price erosion. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market.

  We believe that we compete primarily on the basis of:

  .  conformity to industry standards;

  .  performance relative to price;

  .  product availability;

  .  time-to-market;

  .  quality and reliability;

  . adaptability and flexibility to customers' and target markets' requirements;

  .  customer service and responsiveness;

  .  level of integration;

  .  design and engineering capabilities; and

  .  new product innovation.

  We believe that we compete favorably against our competitors with respect to these factors.

  We compete primarily with tuner manufacturers, such as Alps, Panasonic and Philips Electronics, and potentially with semiconductor companies, such as Broadcom and Conexant, who may produce competitive products in the future. We believe that many of our customers also use radio frequency tuners provided by our competitors. These relationships may influence our customer's decisions regarding the volume of tuners purchased from us or our competitors, which could decrease our sales to our customers. In addition, because of these relationships, some of our competitors may acquire information related to our customers' new products before we do, which could harm our future sales to those customers. We expect to continue to face competition from these companies and emerging companies developing new technologies that may meet the needs of our customers.

  We also compete with other technologies in our target markets. In particular, the cable modem and cable telephony markets could also be served by products using digital subscriber line technologies, which have some advantages over cable technologies. For example, digital subscriber line technologies provide transmission through an ordinary phone line, while cable technologies provide transmission through a cable television network. To date, the number of installed telephone lines has exceeded the number of cable lines installed. Because of the prevalence of telephone access, it is possible that the use of digital subscriber line technologies could surpass the use of cable technologies. Typically, a consumer would select one method for high speed access. Both allow for two-way, high-speed access between the Internet and a consumer. Digital subscriber line technologies are dependent on the quality of the telephone lines, and many of the installed telephone lines are old, which may impact the availability and/or quality of the information flow as compared to newer installed cable lines. The bandwith available to each cable modem user decreases as the number of users increases. Cahners InStat Group estimates the installed base of digital subscriber lines will increase from 1.3 million in 1999 to 36.0 million by 2003.

Environmental Matters

  International, federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment may have an impact on our manufacturing operations. We believe that we are in material compliance with applicable environmental laws and regulations. To date, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on our liquidity or capital resources.

Facilities

  Our principal administrative, sales, marketing, research and development and final testing facility is located in a building of approximately 20,000 square feet in Plano, Texas. This facility is leased through August 2003. We expect that this facility will not be sufficient to meet our needs by the end of 2000. In March 2000, we signed a lease covering approximately 44,000 square feet in a facility in Plano, Texas, and we expect to relocate our offices to this facility in late 2000. We also maintain an administrative, sales, marketing, research and development office of approximately 25,000 square feet in Ingolstadt, Germany, which is leased through December 2021. In addition, we lease sales and technical support offices in San Diego and San Jose, California, and Huntsville, Alabama.

  Our manufacturing facilities are located in two buildings covering approximately 25,200 and 36,000 square feet, respectively, located in Manila, Philippines. Our leases for these properties expire in December 2000 and November 2004, respectively. We are currently negotiating for an extension of our lease that expires in December 2000. We believe that we will be able to obtain this extension. We believe that our existing manufacturing facilities require additional expansion, which expansion is not expected to be completed in 2000.

Employees

  As of June 30, 2000, we had 142 employees worldwide (excluding our manufacturing personnel in the Philippines), with 83 people in research and development, 23 people in sales and marketing, 8 people in operations and 28 people in administration. In addition, as of June 30, 2000, we employed
1,601 people in our manufacturing facilities in Manila, Philippines, 665 of whom are represented by a union. We believe that our future success will depend in part upon our continued ability to attract and retain qualified personnel. We consider our relations with our employees to be good. Our contract with our unionized employees has recently been renewed for a term of three years, expiring December 31, 2002.

Legal Proceedings

  From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We are not currently a party to any material litigation.

                                   MANAGEMENT

Executive Officers and Directors

  The following table sets forth information with respect to our executive officers and directors as of June 30, 2000:

          Name             Age                     Position
          ----             ---                     --------
Douglas J. Bartek........   50 Chief Executive Officer and Chairman
Martin Englmeier.........   49 Chief Operating Officer and Vice Chairman
James A. Fontaine........   42 President
Everett (Buddy) Rogers...   43 Chief Financial Officer and Vice President of
                                Finance and Administration
John P. Norsworthy.......   43 Chief Technical Officer and Director
Thomas K. Widmer.........   40 Vice President of Marketing
Albert H. Taddiken.......   37 Vice President of Integrated Circuit Engineering
Barry F. Koch............   35 Vice President of Systems Engineering and
                                Managing Director of Microtune GmbH
S. Vincent Birleson......   53 Vice President of Systems Engineering
William E. Basso.........   38 Vice President of Manufacturing
Tamara G. Mattison.......   40 Vice President and General Counsel
Harvey B. (Berry) Cash...   61 Director
Walter S. Ciciora........   57 Director
James H. Clardy..........   66 Director
Kenneth G. Langone.......   64 Director
Philippe von
 Stauffenberg............   36 Director
Lawrence D. Stuart, Jr...   56 Director
William P. Tai...........   38 Director

  Douglas J. Bartek cofounded Microtune in May 1996 and has served as Chief Executive Officer and Chairman since that time. From April 1992 to May 1996, Mr. Bartek held various positions with Cirrus Logic, Inc., a semiconductor company, most recently as a Division President. Mr. Bartek also serves as a director of several privately held companies. Mr. Bartek holds a B.S. in electrical engineering from The University of Texas at Austin and an M.S. in engineering and computer science and an M.B.A. from Arizona State University.

  Martin Englmeier joined Microtune as Vice Chairman and Managing Director of Microtune GmbH in January 2000 at the time of our combination with Temic and became our Chief Operating Officer in May 2000. Since 1974, Mr. Englmeier has been with Temic and its predecessor companies, in various positions, most recently as Managing Director of Temic. Mr. Englmeier holds a Dipl. Ing. (TU) from the Technical University in Munich, Germany.

  James A. Fontaine joined Microtune in August 1998 as Executive Vice President of Sales and Marketing and was promoted to President in February 1999. From October 1997 to July 1988, Mr. Fontaine was President of Sentient Communications, Inc. a provider of telephone line interface solutions for the analog modem and xDSL markets, and from December 1996 to September 1997, he was a principal at The Fontaine Group & Gabriel Ventures, a provider of consulting services and funding to start-up high technology companies. From March 1995 to December 1996, Mr. Fontaine was with Cirrus Logic, Inc., a semiconductor company, in various positions, most recently as the Vice President of Marketing of Graphics Products. Mr. Fontaine holds a B.S. in electrical engineering from Marquette University.

  Everett (Buddy) Rogers joined Microtune in January 1998 and has served as Vice President of Finance and Administration since that time. In January 2000, he was also named Chief Financial Officer. From January 1997 to January 1998, Mr. Rogers was Director of Finance of Cypress Semiconductor, Inc., a semiconductor company. From October 1993 to December 1996, Mr. Rogers was Division Controller of Crystal Semiconductor, Inc., a semiconductor company. Mr. Rogers holds a B.S. in business administration from Kentucky Wesleyan College and an M.B.A. in international marketing from Huron University, London, England.

  John P. Norsworthy cofounded Microtune in May 1996 and has served as Chief Technical Officer and Director since that time. From June 1991 to May 1996, Mr. Norsworthy was Vice President of Pixel Semiconductor, Inc., a semiconductor company and wholly owned subsidiary of Cirrus Logic, Inc. Mr. Norsworthy holds a B.S. in electrical engineering from University of Illinois.

  Thomas K. Widmer joined Microtune in January 2000 when we acquired The Tuner Company (formerly known as Temic Telefunken RF-Technologies, Inc.) and has served as Vice President of Marketing since that time. From April 1998 to December 1999, Mr. Widmer was President of The Tuner Company, a sales distribution company for Temic Telefunken Hochfrequenztechnik GmbH, and from April 1994 to March 1998, he was Director of the Technical Support Center for Temic Telefunken Hochfrequenztechnik GmbH. Mr. Widmer holds a Dipl. Ing. (FH) from Fachhochschule in Munich, Germany.

  Albert H. Taddiken joined Microtune in November 1996 as Director of radio frequency integrated circuit development, and was named Vice President of integrated circuit engineering in April 1998. From May 1983 to October 1996, he held various positions with Texas Instruments, Inc., a semiconductor and electronics company, serving most recently as radio frequency integrated circuit Design Manager for Transmitters and PLLs and Member, Group Technical Staff. Mr. Taddiken holds a B.S. in electrical engineering from Massachusetts Institute of Technology.

  Barry F. Koch joined Microtune as Director of Advanced Development in January 2000 at the time of our combination with Temic, and became Vice President of Systems Engineering in May 2000. Mr. Koch has been with Temic and its predecessors since June 1995, most recently as Director of Advanced Development. Mr. Koch holds a B.S. in electrical engineering from University of Missouri-Rolla and a M.S. in electrical engineering from Purdue University.

  S. Vincent Birleson began working with Microtune as a consultant in December 1996, joined Microtune as Director of Systems Engineering in July 1997, was named Vice President of Systems Engineering from February 1999 until May 2000, and was named Vice President of Strategic Development in May 2000. From September 1968 to December 1996, he held various positions with Texas Instruments, Inc., a semiconductor and electronics company, serving most recently as a TI Fellow. Mr. Birleson holds a B.S. in electrical engineering from University of Michigan.

  William E. Basso joined Microtune in August 1998 as Director of Manufacturing, and was named Vice President of Manufacturing in January 2000. From January 1998 to August 1998, Mr. Basso was Director of Operations of Sentient Communications, a telecommunications company. From January 1984 to January 1998, he held various positions with SGS-Thomson Microelectronics, an electronics company, serving most recently as Senior Engineering Manager. Mr. Basso holds a B.S. in electrical engineering from Clemson University and an M.B.A. from University of Dallas.

  Tamara G. Mattison joined Microtune in February 2000 and has served as Vice President and General Counsel since that time. From June 1998 to February 2000 and from February 1995 to September 1997, Ms. Mattison was an attorney with Wilson Sonsini Goodrich & Rosati, Professional

Corporation. From October 1997 to June 1998, she was an attorney with Wolin, Ridley and Miller. Ms. Mattison has a B.B.A. degree in accounting and economics from University of Wisconsin--Eau Claire, an M.M. from Northwestern University's J.L. Kellogg Graduate School of Management and a J.D. from Northwestern University School of Law.

  Harvey B. (Berry) Cash became a director of Microtune in August 1996. Mr. Cash has been a general partner of InterWest Partners, a venture capital firm, since 1986, and is an advisor to Austin Ventures, a venture capital firm. He also currently serves on the Board of Directors of Ciena Corporation, a designer and manufacturer of multiplexing systems for fiber optic networks, Liberte Investors Inc., an investment company, Panja, Inc., a provider of electronic information integration equipment, i2 Technologies, Inc., a provider of marketplace services, Silicon Laboratories Inc., an integrated circuit company, and several privately held companies. Mr. Cash holds a B.S. in electrical engineering from Texas A&M University and an M.B.A. from Western Michigan University.

  Walter S. Ciciora became a director of Microtune in November 1996. Mr. Ciciora has been an independent consultant for companies in the cable, television, consumer electronics and telecommunications industries since October 1993. Mr. Ciciora holds a B.S., M.S. and Ph.D. in electrical engineering from the Illinois Institute of Technology and an M.B.A. from the University of Chicago.

  James H. Clardy became a director of Microtune in August 1996. Mr. Clardy has been a venture partner of Austin Ventures, a venture capital firm, since January 1998. From October 1997 to January 1998, Mr. Clardy was a private consultant, and from October 1991 until October 1997, he was President of Crystal Semiconductor, a wholly owned subsidiary of Cirrus Logic, Inc. He currently serves on the Board of Directors of several privately held companies. Mr. Clardy holds a B.S. in electrical engineering from University of Tennessee.

  Kenneth G. Langone became a director of Microtune in November 1996. Since 1974, Mr. Langone has been Chairman of the Board, Chief Executive Officer and President of Invemed Associates, Inc., a New York Stock Exchange member firm engaged in investment banking and brokerage. He is one of the co-founders of The Home Depot, Inc., a chain retail building supplies store, and has been a director of that company since 1978. He also serves as a director of the New York Stock Exchange, Inc., a stock exchange, General Electric Company, a multinational conglomerate, Unifi, Inc., a provider of facsimile transmission delivery services, DBT Online, Inc., a provider of online public records data, and Tricon Global Restaurants, Inc., a food services company. Mr. Langone is also a director of several privately held companies and serves on the boards of a number of national charitable, civic and educational organizations. Mr. Langone holds a B.A. in political science and economics from Bucknell University and an M.B.A. from New York University.

  Philippe von Stauffenberg became a director of Microtune in January 2000. Mr. von Stauffenberg has been a principal of Hicks, Muse, Tate & Furst Incorporated, a private investment firm since January 1999. From January 1996 to December 1998, he was the Chairman and Chief Executive Officer of Heitmann International, a technical documentation and translation company. From September 1992 to December 1995, Mr. von Stauffenberg was an associate at E.M. Warburg Pincus & Co., a private equity company. Mr. von Stauffenberg also serves on the Board of Directors of several privately held companies. Mr. von Stauffenberg holds a B.A. in economics and an M.A. in history from Harvard University and an M.B.A. from Harvard Business School.

  Lawrence D. Stuart, Jr. became a director of Microtune in January 2000. Mr. Stuart has been a partner of Hicks, Muse, Tate, & Furst Incorporated, a private investment firm, since October 1995. From August 1989 to September 1995, Mr. Stuart was an attorney with Weil, Gotshal & Manges, LLP, most recently serving as Managing Partner of the Dallas office of that firm. Mr. Stuart also serves on the Board of Directors of AMFM Inc., a radio broadcasting company, Home Interiors &

Gifts, Inc., a direct seller of home decorative accessories, and several privately held companies. Mr. Stuart holds a B.A. in Economics and a J.D. from Southern Methodist University.

  William P. Tai became a director of Microtune in June 1998. Mr. Tai has been a general partner of Institutional Venture Partners, a venture capital firm, since July 1997. From August 1995 to February 1998, Mr. Tai served as founder and Chairman of the Board, until July 1997, of iAsiaWorks, Inc., a pan-Asian Internet solutions provider. From September 1991 to July 1997, Mr. Tai was affiliated with the Walden Group of Venture Capital Funds, a venture capital firm. Mr. Tai also serves on the Board of Directors of Netergy Networks, Inc., a provider of IP telephony solutions, and several privately held companies including iAsiaWorks, Inc., Chemconnect Inc. and Transmeta Corp. Mr. Tai holds a B.S. in electrical engineering from University of Illinois and an M.B.A. from Harvard University.

Board Composition

  Our Board of Directors currently consists of ten directors. In accordance with the terms of our Restated Certificate of Incorporation, the terms of office of the members of the Board of Directors are divided into three classes:
Class I, whose term will expire at the annual meeting of stockholders to be held in 2001, Class II, whose term will expire at the annual meeting of stockholders to be held in 2002, and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I directors are Messrs. Cash, Ciciora and Langone, the Class II directors are
Messrs. Englmeier, Norsworthy and von Stauffenberg, and the Class III directors are Messrs. Bartek, Clardy, Stuart and Tai. At each annual meeting of stockholders after the initial classification, the successors to the directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, our Amended and Restated Bylaws provide that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in our control or management.

  Each officer is appointed by, and serves at the discretion of, the Board of Directors. Each of our officers and directors, other than non-employee directors, devotes full time to our affairs. Our non-employee directors devote the time to our affairs as is necessary to discharge their duties.

Board Committees

  The Audit Committee reviews our audited financial statements and accounting practices, and considers and recommends the employment of, and approves the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The current members of the Audit Committee are Messrs. Clardy, Langone and Stuart.

  The Compensation Committee reviews and approves the compensation and benefits for our key executive officers, administers our employee benefit plans and makes recommendations to the Board of Directors regarding grants of stock options and any other incentive compensation arrangements. The current members of the Compensation Committee are Messrs. Cash and Ciciora.

Compensation Committee Interlocks and Insider Participation

  None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Director Compensation

  Non-employee directors are reimbursed for their reasonable travel expenses in attending meetings of our Board of Directors. Prior to the completion of this offering, non-employee directors were eligible to receive options under our 1996 Stock Option Plan and, effective upon consummation of this offering, they will be eligible to be granted options under our 2000 Director Option Plan.

Change of Control Arrangements/Employment Agreements

  Shares subject to options granted under our 1996 Stock Option Plan generally vest over five years, with 20% of the shares vesting after one year and the remaining shares vesting in monthly installments over the next 48 months. We have approved option agreements for some of our key employees that provide for variations in our standard vesting and for accelerated vesting of a portion of the employees' unvested option shares if the employee is terminated without cause by the surviving corporation following a "change of control." A "change of control" is defined in the respective employee's option agreement, but typically is defined to mean the sale of all or substantially all of our assets, or the acquisition of us by another entity by means of consolidation or merger pursuant to which our then current stockholders shall hold less than 50% of the voting power of the surviving corporation.

Agreement with Douglas J. Bartek

  On March 23, 2000, we entered into an employment agreement with Douglas J. Bartek, our chief executive officer and chairman of our Board of Directors. This agreement provides for an initial term of three years and an initial base annual salary of $150,000. In addition, he is entitled to participate in employee benefit plans for which other senior executives are generally eligible. Mr. Bartek is eligible for an annual discretionary bonus as determined by our board of directors.

  Under the terms of the employment agreement, Mr. Bartek may not terminate his employment prior to March 23, 2003, except for reasons enumerated in the agreement, including:

  . a reduction in his compensation or benefits that is not part of a generally applicable reduction for all of our executives,

  .  a material demotion in his responsibilities or duties,

  . a relocation of his workplace to a place more than 50 miles from Dallas, Texas, or

  .  a material breach of the agreement by us.

We may terminate Mr. Bartek's employment at any time with 30 days notice, but if we terminate his employment without cause, or if there is constructive termination, he is entitled to receive his base annual salary plus the highest bonus paid to him in the three years prior to his termination. He is also entitled to receive any and all employee benefits for two years from the date of termination. In addition, any stock options and stock subject to repurchase rights held by him that would have vested during the salary continuation period will fully vest upon termination.

  If Mr. Bartek's employment is terminated within two years of the date that we experience a change in control, as defined in the agreement, he shall be entitled to receive a lump sum severance payment equal to two times the sum of his base annual compensation plus the highest bonus paid to him in the three years prior to the change in control. All unvested stock options will immediately vest upon his termination, and he will continue to receive any and all employee benefits for 24 months. Mr. Bartek has agreed not to compete with us and not to solicit our customers or employees for a period of three years from the date of the termination of his employment.

Agreement with James A. Fontaine

  Mr. James Fontaine entered into an employment agreement with us on August 1, 1998. Mr. Fontaine's initial base annual salary was set at a rate of $150,000, and he is eligible for an annual discretionary bonus as determined by our Board of Directors. If Mr. Fontaine's employment is terminated by us without cause prior to August 1, 2000, then we are obligated to continue paying Mr. Fontaine's salary and benefits for an additional six months. In addition, Mr. Fontaine agreed not to compete with us for 12 months following the termination of his employment, and not to solicit our customers or employees for 24 months following the termination of his employment, with limited exceptions.

Agreement with John P. Norsworthy

  Under an employment agreement dated August 8, 1996, John P. Norsworthy agreed to hold the position of Founder and Chief Technology Officer of Microtune at an initial base annual salary of $150,000. Mr. Norsworthy is eligible for an annual discretionary bonus as determined by our Board of Directors. If Mr. Norsworthy's employment is terminated by us without cause prior to August 8, 2001, then we are obligated to continue paying Mr. Norsworthy's salary, bonus and benefits for an additional twelve months. In addition, options granted to him under the Stock Option Plan, if any, will continue to vest during the salary continuation period.

  If Mr. Norsworthy's employment is terminated within two years of the date that we experience a change in control, as defined in the agreement, he shall be entitled to receive a lump sum severance payment equal to two times the sum of his base annual compensation plus the highest bonus paid to him in the three years prior to the change in control. All unvested stock options would be deemed fully vested and would be fully exercisable subject to U.S. securities laws. He would also continue to be indemnified pursuant to our Certificate of Incorporation. Mr. Norsworthy agreed not to compete with us and not to solicit our customers or employees prior to August 8, 2001.

Executive Compensation

  The following summary compensation table sets forth the compensation paid to our Chief Executive Officer and our next four most highly compensated executive officers, during the fiscal year ended December 31, 1999:

                           Summary Compensation Table

                                                    Long-Term
                                       Annual      Compensation
                                    Compensation      Awards
                                  ---------------- ------------
                                                    Securities
                                                    Underlying     All Other
   Name and Principal Position     Salary   Bonus   Options(1)  Compensation(2)
   ---------------------------     ------   -----  ------------ ---------------
Douglas J. Bartek................ $149,551   --      350,000         $319
 Chairman and Chief Executive
  Officer

James A. Fontaine................  150,000   --      300,000          199
 President

John P. Norsworthy...............  150,000   --      100,000          193
 Chief Technical Officer

S. Vincent Birleson..............  149,313   --       60,000          603
 Vice President of Systems
  Engineering

William E. Basso.................  109,875 $12,000    32,000           72
 Vice President of Manufacturing

--------
(1) All options granted pursuant to the 1996 Stock Option Plan permit early exercise and shares obtained pursuant thereto are subject to rights of repurchase in our favor pending full vesting according to their respective schedules.
(2) These amounts consist solely of reimbursement for life insurance premiums paid by us for each employee.

 Option Grants in Last Fiscal Year

  The following table sets forth information with respect to stock options granted to each of the Chief Executive Officer and the next four most highly compensated executive officers during the fiscal year ended December 31, 1999:

                       Option Grants in Last Fiscal Year

                                                                            Potential
                                                                       Realizable Value at
                                      Percent of                         Assumed Annual
                          Number of     Total                            Rates of Stock
                          Securities   Options                         Price Appreciation
                          Underlying  Granted to  Exercise             over Option Term(2)
                           Options   Employees in Price Per Expiration -------------------
          Name            Granted(1) Fiscal Year    Share      Date       5%       10%
          ----            ---------- ------------ --------- ---------- -------- ----------
Douglas J. Bartek(3)....   350,000      16.2%     $0.688(6)  06/01/09  $939,334 $1,638,366
James A. Fontaine(4)....   300,000      13.9%      0.375(7)  01/27/09   732,896  1,233,652
John P. Norsworthy(5)...   100,000       4.6%      0.625(6)  06/01/09   274,681    474,405
S. Vincent Birleson(4)..    60,000       2.8%      0.375(7)  01/27/09   146,579    246,730
William E. Basso........    22,000       1.0%      0.625(6)  06/01/09    60,430    104,369
                            10,000       0.5%      0.375(8)  02/01/09    25,570     42,937

--------
(1) All options were granted under our 1996 Stock Option Plan. Except as set forth below, options granted under the 1996 Stock Option Plan vest over a five-year period with 20% vesting at the first anniversary date of the vesting commencement date and the remaining shares vesting in monthly installments over the next 48 months. The Board of Directors retains discretion to modify the terms, including the price and exercisability, of outstanding options.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The potential realizable values have been calculated using the deemed fair value of the common stock as of the date of grant. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term are provided in accordance with rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any actual appreciation in the price of the common stock from the date of grant to the present.

(3) This option vests as to 1/7 of the shares subject to the option on October 19, 2000 and an additional 1/7 of the shares subject to the option at the end of each six month period thereafter.

(4) These options vest upon the completion of milestones established by us. As of December 31, 1999, none of these milestones had been deemed met.

(5) This option vests as to 1/2 of the shares on each of September 1, 2001 and 2002.

(6) The deemed fair value of the common stock as of the date of grant of these options was $2.07.

(7) The deemed fair value of the common stock as of the date of grant of these options was $1.73.

(8) The deemed fair value of the common stock as of the date of grant of these options was $1.80.

 Aggregate Option Exercises and Option Values

  The following table sets forth certain information regarding exercised stock options during the fiscal year ended December 31, 1999, and unexercised options held as of December 31, 1999 by each of the Named Executive Officers. The Named Executive Officers exercised options in 1999 as follows:

     Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                                                 Number of Securities
                           Shares     Value           Underlying           Value of Unexercised
                          Acquired   Realized   Unexercised Options at    In-the-Money Options at
                             on        for        Fiscal Year-End(1)        Fiscal Year-End(2)
                          Exercise  Exercised  ------------------------- -------------------------
          Name           of Options Options(3) Exercisable Unexercisable Exercisable Unexercisable
          ----           ---------- ---------- ----------- ------------- ----------- -------------
Douglas J. Bartek.......       --         --      5,000       350,000      $10,350     $599,200
James A. Fontaine.......       --         --         --       300,000           --      607,500
John P. Norsworthy......       --         --         --       100,000           --      177,500
S. Vincent Birleson.....   66,680    $55,011     30,006       163,314       68,264      356,537
William E. Basso........   14,500     25,738        833        66,667        1,687      129,501

--------
(1) All options were granted under our 1996 Stock Option Plan. Our Board of Directors retains discretion to determine the terms, including the price and exercisability of outstanding options.
(2) Calculated on the basis of the deemed fair market value of the underlying shares as of December 31, 1999 of $2.40 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.
(3) Calculated on the basis of the deemed fair market value of the underlying shares as of the date of exercise of the options, minus the per share exercise price, multiplied by the number of shares underlying the option.

Stock Plans

  1996 Stock Option Plan. Our 1996 Stock Option Plan was adopted by our Board of Directors and approved by our stockholders in August 1996. Our 1996 Stock Option Plan provides for the grant of incentive stock options, which may provide for preferential tax treatment, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees and directors. We have reserved an aggregate of 19,704,310 shares of our common stock for issuance under this plan. As of June 30, 2000, 6,610,903 shares had been issued pursuant to the exercise of options and stock purchase rights, options to purchase 7,351,281 shares of common stock were outstanding and 5,742,126 shares were available for future grant. After the consummation of this offering, we will not grant any additional stock options under our 1996 Stock Option Plan although options granted under the 1996 Stock Option Plan will remain outstanding in accordance with their terms. Instead, the shares available for issuance under the 1996 Stock Option Plan will be assumed under our 2000 Stock Plan, and we will grant all future options under that stock plan.

  Options to Purchase Series E Preferred Stock. In connection with our combination with Temic, we granted to two employees in Germany options to purchase an aggregate of 220,000 shares of Series E preferred stock, which shares are convertible into an aggregate of 440,000 shares of our common stock. These options are exercisable at a per preferred share purchase price of $16.00, have the same terms and provisions as the options granted under our 1996 Stock Option Plan and vest over a five year period.

  2000 Stock Plan. Our 2000 Stock Plan was adopted by our Board of Directors on March 23, 2000, and by our stockholders in June 2000. The 2000 Stock Plan becomes effective upon the consummation of this offering and provides for the grant of incentive stock options to our employees and nonstatutory stock options and stock purchase rights and common stock equivalents to our employees, directors and consultants. The number of shares reserved for issuance pursuant to our 2000 Stock Plan equals any shares of common stock that were reserved but unissued under our 1996 Stock Option Plan and any shares that are subsequently returned to the 1996 Stock Option Plan as a result of termination of options or our repurchase of shares issued under the 1996 Stock Option Plan. No options have yet been issued pursuant to the 2000 Stock Plan. The number of shares reserved for issuance under our 2000 Stock Plan will increase annually on January 1st of each calendar year, effective beginning in 2001, equal to the lesser of:

  . 5% of the outstanding shares of our common stock on the first day of the year;

  .  3,000,000 shares of our common stock; or

  .  a lesser amount as our Board of Directors may determine.

  However, there shall be no annual increase in the number of shares available under the 2000 Stock Plan in the event that the increase plus any annual increases under our other employee and director stock plans would be greater than 30% of the total outstanding shares of our stock unless otherwise approved by our Board of Directors.

  The Compensation Committee or our Board of Directors administers the 2000 Stock Plan. The administrator has the power to determine the terms of the options, stock purchase rights or common stock equivalents granted, including the exercise price, the number of shares subject to each option, stock purchase right or common stock equivalent, the exercisability of the options and the form of consideration payable upon exercise. The administrator determines the exercise price of options, restricted stock awards or common stock equivalents granted under our 2000 Stock Plan, but with respect to incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. Additionally, the term of an incentive stock option may not exceed ten years. The administrator determines the term of all other options, restricted stock awards or common stock equivalents. The 2000 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option, stock purchase right or common stock equivalent during his or her lifetime.

  No optionee may be granted an option to purchase more than 500,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,000,000 shares of our common stock. After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. If termination is due to death or disability, the option will generally remain exercisable for 12 months following his termination. In all other cases, the option will generally remain exercisable for two months. However, an option may never be exercised later than the expiration of its term.

  The administrator determines the number of and exercise price of stock purchase rights granted under our 2000 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser.

  The administrator determines the number of common stock equivalents that will be awarded to any particular employee, director or consultant. Upon exercise of a common stock equivalent, we will deliver to the awardee a number of shares of our common stock equal to the number of common stock equivalents in the awardee's book account as of that date.

  The 2000 Stock Plan provides that in the event of our merger with or into another corporation or a sale of all or substantially all of our assets, the successor corporation will assume or substitute for each option, stock purchase right or common stock equivalent. If the outstanding options, stock purchase rights or common stock equivalents are not assumed or substituted for, all outstanding options, stock purchase rights or common stock equivalents will become immediately vested and exercisable as of the closing of a merger or sale of assets. The 2000 Stock Plan will automatically terminate in 2010, unless we terminate it sooner. In addition, our Board of Directors has the authority to amend, suspend or terminate the 2000 Stock Plan provided it does not adversely affect any option previously granted under our 2000 Stock Plan.

  2000 Director Option Plan. Our 2000 Director Option Plan was adopted by our Board of Directors in March 2000, and by our stockholders in June 2000. The 2000 Director Option Plan becomes effective upon the consummation of this offering and provides for the periodic grant of nonstatutory stock options to our non-employee directors. A total of 150,000 shares was reserved for issuance under the 2000 Director Option Plan, none of which was issued and outstanding. In addition, our 2000 Director Option Plan provides for annual increases in the number of shares available for issuance under the 2000 Director Option Plan on January 1st of each year, beginning in 2001, equal to the lesser of:

  . 1% of the outstanding shares of our common stock on the first day of the calendar year;

  .  75,000 shares of our common stock; or

  .  a lesser amount as our Board of Directors may determine.

  However, there shall be no annual increase in the number of shares available under the 2000 Director Option Plan in the event that the increase plus any annual increases under our other employee and director stock plans would be greater than 30% of the total outstanding shares of our stock, unless otherwise approved by our Board of Directors. All grants of options to our non-employee directors under the 2000 Director Option Plan are automatic. We will grant each new non-employee director elected or appointed after the effective date of the 2000 Director Option Plan an option to purchase 10,000 shares when that person first becomes a non-employee director (except for those directors who became non-employee directors by ceasing to be employee directors). All non-employee directors who have been directors for at least six months receive an option to purchase 5,000 shares on the date of our annual stockholders' meeting of each year. Each option granted under our 2000 Director Option Plan has a term of ten years and an exercise price equal to the fair market value on the date of grant. Each initial option becomes exercisable as to 33 1/3% of the shares subject to the option on the first three anniversaries of the date of grant and each subsequent option becomes exercisable as to 50% of the shares subject to the option on the first and second anniversary of the date of grant, provided the non-employee director remains a director on those dates. After termination as a non-employee director with us, an optionee must exercise an option at the time set forth in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will remain exercisable for a period of three months. However, an option may never be exercised later than the expiration of its term.

  A non-employee director may not transfer options granted under our 2000 Director Option Plan other than by will or the laws of descent and distribution. Only the non-employee director may exercise the option during his or her lifetime. In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, the successor corporation will assume or substitute each option. If an assumption or substitution occurs, the options will continue to be exercisable according to the same terms as before the merger or sale of assets. Following an assumption or substitution, if a non-employee director is terminated other than by voluntary resignation, the option will become fully vested and exercisable and generally will remain exercisable for a period of three months. If the outstanding options are not assumed or substituted for, our Board of Directors will notify each non-employee director that he or she has the right to exercise the option as to all shares subject to the option for a period of 30 days following the date of the notice. The option will terminate upon the expiration of the 30-day period.

  Unless terminated sooner, our 2000 Director Option Plan will automatically terminate in 2010. Our Board of Directors has the authority to amend, alter, suspend or discontinue the 2000 Director Option Plan, but no action may adversely affect any grant made under the 2000 Director Option Plan.

  2000 Employee Stock Purchase Plan. Our 2000 Employee Stock Purchase Plan was adopted by our Board of Directors on March 23, 2000 and by our stockholders in June 2000, and becomes effective upon the consummation of this offering. A total of 400,000 shares of our common stock will initially be made available for sale under the 2000 Employee Stock Purchase Plan. In addition, our 2000 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance thereunder on January 1st of each year, beginning in 2001, equal to the lesser of:

  . 2% of the outstanding shares of our common stock on the first day of the calendar year;

  .  400,000 shares of common stock; or

  .  a lesser amount as our Board of Directors may determine.

  However, there shall be no annual increase in the number of shares available under the 2000 Employee Stock Purchase Plan in the event that the increase plus any annual increases under our other employee and director stock plans would be greater than 30% of the total outstanding shares of our stock unless otherwise approved by our Board of Directors. Our Board of Directors or the Compensation Committee has full and exclusive authority to interpret the terms of the 2000 Employee Stock Purchase Plan and determine eligibility. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2000 Employee Stock Purchase Plan if the employee:

  . immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  . whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

  Our 2000 Employee Stock Purchase Plan is intended to qualify for preferential tax treatment and contains consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first offering period that will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before October 31, 2002.

  The 2000 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation that includes a participant's base straight time gross earnings and commissions, but excludes all other compensation paid to our employees. A participant may purchase no more than 5,000 shares during any 6-month purchase period.

  Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each 6-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period ends. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  A participant may not transfer rights granted under the 2000 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2000 Employee Stock Purchase Plan.

  Our 2000 Employee Stock Purchase Plan will terminate in 2010. However, our Board of Directors has the authority to amend or terminate our 2000 Employee Stock Purchase Plan, except that, subject to exceptions described in the 2000 Employee Stock Purchase Plan, no action may adversely affect any outstanding rights to purchase stock under our 2000 Employee Stock Purchase Plan.

  401(k) Plan. Our 401(k) plan covers our full-time employees located in the U.S. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. Consequently, contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Further, contributions by us, if any, will be deductible by us when made. Employees may elect to contribute up to 15% of their current compensation to the 401(k) plan up to the statutorily prescribed annual limit, which is $10,500 in 2000. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by us on behalf of all participants in the 401(k) plan. To date, we have not contributed to the 401(k) on behalf of any employee, but may elect to contribute in the future.

Limitation of Liability and Indemnification

  Upon completion of our reincorporation into Delaware, our Amended and Restated Certificate of Incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  .  breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

  This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Upon completion of our reincorporation into Delaware, our Bylaws will provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our Bylaws permit any indemnification.

  We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Bylaws and Certificate of Incorporation. These agreements indemnify our directors, executive officers and other agents for expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any of them in any action or proceeding, including any action by or in the right of Microtune arising out of that person's services as a Microtune director, officer, employee, agent or fiduciary, any subsidiary of us or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

  Since our inception in May 1996, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeds $60,000, and in which any director, executive officer, or holder of more than 5% of any class of our voting stock, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than as described under "Management" and the transactions described below.

  The share numbers and per share prices for the transactions described below have been adjusted to give effect to the stock split effected on January 18, 2000. Upon the consummation of this offering, all outstanding shares of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock will automatically convert into shares of common stock on a one-for-two basis and all outstanding shares of Series F preferred stock will automatically convert into shares of common stock on a one-for-one basis.

  We believe that all transactions between us and our officers, directors, principal stockholders and other affiliates have been and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

  The holders of shares of preferred stock converted into common stock are entitled to demand and piggy-back registration rights. See "Description of Capital Stock--Registration Rights."

  In August 1996, we sold 2,800,000 shares to Douglas J. Bartek and 1,400,000 shares to John P. Norsworthy as founders in consideration for $70,000 and $35,000, respectively.

  On August 31, 1998, James A. Fontaine, our President, issued a promissory note to us in the principle amount of $118,000 to purchase 400,000 shares of our common stock. The note bears interest at 5.77%, is secured by the shares of common stock purchased and is due and payable 48 months after the date of the note. The total amount of the principle and accrued interest in the amount of $130,482 on the note is outstanding as of June 30, 2000.

  During the past three years, we have issued convertible preferred stock as follows:

  . In August 1997, we sold 1,000,000 shares of Series B preferred stock in a private placement at a per share purchase price of $4.00.

  . In June and July 1998, we sold 1,462,666 shares of Series C preferred stock in a private placement at a per share purchase price of $6.00.

  . In October and December 1999, we sold 1,367,418 shares of Series D preferred stock in a private placement at a per share purchase price of $12.00.

  . In June 2000, we sold 800,000 shares of Series F preferred stock in a private placement at a per share purchase price of $12.00.

  The investors in these issuances of preferred stock include the following entities, which are 5% stockholders or affiliated with directors, or both:

                                                   Series B  Series C  Series D
                                                   Preferred Preferred Preferred
         Purchaser(1)                                Stock     Stock     Stock
         ------------                              --------- --------- ---------
   HMTF Temic/Microtune Cayman, L.P...............       --        --   833,334
   Quantum Industrial Partners....................  166,667   203,333        --
   Institutional Venture Partners.................  450,000   666,667        --

--------
(1) See notes to table of beneficial ownership in "Principal Stockholders" for information relating to the beneficial ownership of these shares.

  In January 2000, we combined with Microtune GmbH (formerly Temic Telefunken Hochfrequenztechnik GmbH) and its wholly owned subsidiaries and affiliated companies, by acquiring HMTF Acquisition (Bermuda), Ltd. In connection with this combination, we issued 2,898,602 shares of our Series E preferred stock and a warrant to acquire 1,932,402 shares of our common stock to HMTF Temic/Microtune Cayman, L.P. and 419,911 shares of our Series E preferred stock and a warrant to acquire 279,940 shares of our common stock to TIN Vermogensverwaltungsgesellschaft mgH. The Series E preferred stock and warrants were valued in the aggregate at $63.0 million. At the time of the combination, an affiliate of HMTF Temic/Microtune Cayman, L.P. held 833,334 shares of our Series D preferred stock. At the time of our combination with Temic, Lawrence
D. Stuart, Jr. and Philippe von Stauffenberg, two of our outside directors, were an officer, director and stockholder of Hicks, Muse, & Co. Partners and an officer of Hicks, Muse Tate & Furst, Limited, respectively, which entities were affiliated with HMTF Temic/Microtune Cayman, L.P. In addition, at the time of the combination, Martin Englmeier, a director and officer of Microtune, held approximately 42% of the outstanding shares of TIN and each of Thomas K. Widmer and Barry F. Koch, each an officer of our company, held approximately 10% of the outstanding shares of TIN. The warrants will be automatically exercised with nominal consideration paid upon the closing of this offering, assuming an initial price to the public of $14.00 per share. In addition, we entered into a Monitoring and Oversight Agreement with Hicks, Muse & Co. Partners, L.P., a Texas limited partnership and affiliate of HMTF Temic/Microtune Cayman, L.P. The Monitoring and Oversight Agreement provides that we will pay Hicks, Muse & Co. Partners, L.P. an annual fee of $200,000 for services we request from them. This agreement terminates upon the completion of this offering, at which time we will pay the amount of the fee accrued to the date of termination. Hicks, Muse & Co. Partners has advised us regarding strategic discussions with a large potential customer, and capital markets and financing alternatives and helped evaluate potential underwriters.
  Effective December 31, 1999, we acquired the principal assets of The Tuner Company for an aggregate consideration of $1,010,000, which consisted of a cash payment of $931,000, the assumption of liabilities and the cancellation of indebtedness owed to our German operations. The Tuner Company was the exclusive distributor and representative for Temic for North America. Thomas K. Widmer, one of our executive officers, is the sole shareholder of The Tuner Company.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of our common stock as of June 30, 2000 (assuming conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering and as adjusted to reflect the sale of the shares offered by this prospectus) by:

  . each person who is known by us to beneficially own more than 5% of our common stock;

  . the Chief Executive Officer and each of the next four most highly compensated executive officers;

  .  each of our directors; and

  .  all of our executive officers and directors as a group.

  Percentage of ownership is based on 33,620,441 shares outstanding as of June 30, 2000, assuming conversion of the preferred stock, the automatic exercise of warrants to purchase 2,212,342 shares of common stock and 37,620,441 shares outstanding after this offering and assuming no exercise of the underwriters' over-allotment options. Beneficial ownership is calculated based on SEC requirements. All shares of the common stock subject to options currently exercisable or exercisable within 60 days after June 30, 2000 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding the options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Unless otherwise indicated below, each stockholder named in the table has sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

                                                               Percentage of
                                                                  Shares
                                                  Number of     Outstanding
                                                    Shares   -----------------
                                       Number of  Underlying  Before   After
                Name                     Shares    Options   Offering Offering
                ----                   ---------- ---------- -------- --------
HMTF Temic/Microtune Cayman,
 L.P.(1).............................   9,396,274              27.9%    25.0%
 c/o Hicks, Muse, Tate & Furst
  Incorporated
 200 Crescent Court, Suite 1600
 Dallas, Texas 75201
George Soros(2)......................   5,355,126              15.9%    14.2%
 c/o Michael C. Neus
 Soros Fund Management
 888 Seventh Avenue
 New York, NY 10106
Quantum Industrial Partners, LDC.....   3,840,000              11.4%    10.2%
 c/o Michael C. Neus
 Soros Fund Management
 888 Seventh Avenue
 New York, NY 10106
Institutional Venture Partners(3)....   3,473,334              10.3%     9.2%
 c/o William P. Tai
 3000 Sand Hill Road
 Building 2, Suite 290
 Menlo Park, CA 94025

Directors & Officers:
Douglas J. Bartek(4).................   2,800,000    5,000      8.3%     7.5%
 c/o Microtune, Inc.
 2540 East Plano Parkway, Suite 188
 Plano, Texas 75074
John P. Norsworthy(5)................   1,400,000               4.2%     3.7%
James A. Fontaine(6).................     395,000   76,000      1.4%     1.2%
S. Vincent Birleson..................     112,030   30,004        *        *
William E. Basso.....................      14,500    9,500        *        *
Harvey B. (Berry) Cash...............     140,000                 *        *
Walter S. Ciciora....................      66,000    4,000        *        *
James H. Clardy(7)...................      68,000    4,000        *        *
Kenneth G. Langone(8)................     828,460   11,334      2.5%     2.2%
Lawrence D. Stuart, Jr.(9)...........      13,948                 *        *
William P. Tai(10)...................   3,473,334              10.3%     9.2%
Philippe von Stauffenberg(9).........       4,198                 *        *
All officers and directors as a group
 (17 persons)(11)....................  10,202,826  316,653     31.0%    27.7%

--------
 1. Includes 1,932,402 shares issuable upon exercise of warrants to purchase shares of our common stock, which warrants will be automatically exercised upon the closing of this offering, assuming an initial price to the public of $14.00 per share.
 2. Includes 3,840,000 shares held by Quantum Industrial Partners, LDC ("QIP"). Mr. Soros is the sole shareholder of QIH Management, Inc., the sole general partner of the investment advisory firm that manages QIP and has investment discretion over the shares held by QIP. Mr. Soros is also the Chairman of Soros Fund Management LLC, and has agreed to use his best efforts to cause QIH Management, Inc. to act at the discretion of Soros Fund Management LLC. Mr. Soros may be deemed a beneficial owner of the shares held by QIP; however, he expressly disclaims beneficial ownership of the shares held by QIP except to the extent of his pecuniary interest therein.
 3. Represents 108,666 shares held by Institutional Venture Management VII, 3,277,834 shares held by Institutional Venture Partners VII and 86,834 shares held by IVP Founders Fund I, L.P.
 4. The shares of common stock outstanding are held by Bartek Investments-1, Ltd., of which Mr. Bartek is the general partner.
 5. Of these shares, 16,667 are unvested and subject to repurchase by Microtune upon the termination of Mr. Norsworthy's employment with Microtune.
 6. These shares are held by The Fontaine Family Limited Partnership, of which Mr. Fontaine is the general partner. Of these shares, 200,000 shares are unvested and subject to repurchase by Microtune upon the termination of Mr. Fontaine's employment with Microtune.
 7. Includes 25,000 shares of common stock held by trusts, of which Mr. Clardy acts as co-trustee, for the benefit of Mr. Clardy's children, none of whom are dependents of Mr. Clardy.
 8. Includes 387,500 shares held of record by Invemed Associates, Inc. Mr. Langone is the Chairman of the Board, Chief Executive Officer and President of Invemed Associates, Inc. and may be deemed to beneficially own these shares.
 9. Represents the number of shares each director is expected to receive upon a distribution to partners and principals of Hicks, Muse & Co. Partners of some of the Microtune shares held by HMTF/Temic Microtune Cayman, L.P. upon consummation of this offering. Each director holds a minority limited partnership interest in HMTF/Temic Microtune Cayman, L.P., but neither director is a member or a manager of HMTF/Temic Microtune Cayman, L.P. or of its sole general partner.
10. Includes 108,666 shares held by Institutional Venture Management VII, 3,277,834 shares held by Institutional Venture Partners VII and 86,834 shares held by IVP Founders Fund I, L.P. Mr. Tai is a general partner of the general partner of each of these partnerships, shares voting and dispositive power with respect to the shares held by each of these entities and disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interest.
11. Includes 216,667 shares unvested and subject to repurchase by Microtune upon the termination of the holder's termination as an employee or director of Microtune.

                          DESCRIPTION OF CAPITAL STOCK

General

  Our Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, authorizes the issuance of up to 150 million shares of common stock, par value $0.001 per share, and 25 million shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. As of June 30, 2000, 8,310,903 shares of common stock and warrants to purchase 2,212,342 shares of common stock at a nominal exercise price, which warrants will be automatically exercised upon the closing of this offering, were outstanding, and 11,948,598 shares of preferred stock convertible into 23,097,196 shares of common stock upon the completion of this offering were issued and outstanding. As of June 30, 2000, we had 137 stockholders.

Common Stock

  Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock offered hereby may be entitled, holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. Please see "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Preferred Stock

  Upon the closing of this offering, our Board of Directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 25 million shares of preferred stock, $0.001 par value per share, in one or more series, each of the series to have the rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our Board of Directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

  Pursuant to the Fifth Amended and Restated Registration Rights Agreement dated as of June 16, 2000, the holders of approximately 27,097,196 shares of common stock will have enumerated rights to register those shares under the Securities Act of 1933, as amended six months after the sale of the shares offered hereby. Subject to limitations in the Fifth Amended and Restated Registration Rights Agreement and upon written request, we will have to register those shares.

  . The holders of at least ten percent (10%) of the then outstanding registrable securities may require, on four occasions beginning 180 days after the date of this prospectus, that we register their shares for public resale. We are obligated to register these shares if the holders of at least ten percent (10%) of the shares request registration and only if the net proceeds of the registration would be greater than $10 million.

  . The holders of at least fifteen percent (15%) of the then outstanding registrable securities may require not more than one time in every six-month period that we register their shares for public resale on Form S-3 or similar short-form registration, provided we are eligible to use Form S-3 or similar short-form registration and provided further that the value of the securities to be registered is at least $1,000,000.

  . If we register any of our shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, subject however to our right to reduce the number of shares proposed to be registered in view of market conditions.

  We will bear all registration expenses in connection with any registration (other than underwriting discounts and commissions). All registration rights terminate with respect to each holder of registrable securities with less than 1% of the then outstanding shares of capital stock, at the time that the holder is entitled to sell all of its shares in any three-month period under Rule 144 of the Securities Act of 1933.

  The underwriters have the ability to limit the number of shares included in the offering so requested. If they do limit the shares, the shares to be included in the offering will be allocated among the holders of our capital stock entitled to registration rights, as required by the Fifth Amended and Restated Registration Rights Agreement.

  In addition, under the Fifth Amended and Restated Registration Rights Agreement, each investor agreed not to acquire more than 50% of the voting power of us unless it first obtains the unanimous consent of our Board of Directors. This standstill provision terminates with respect to any holder at that time that the holder holds less than three percent of our total voting power.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

  Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging those proposals because negotiation of those proposals could result in an improvement of their terms.

  Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with specific exceptions):

  . The board of directors approves the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained to that status;

  . When the stockholder became an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

  . On or subsequent to the date the business combination is approved by the board of directors, the business combination is authorized at an annual or special meeting of stockholders.

  Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Provisions of Our Certificate of Incorporation and Bylaws. Upon the closing of this offering, our Amended and Restated Certificate of Incorporation will provide for our Board of Directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board will be elected each year. Our having a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of our Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. A classified board could also have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

  Our Amended and Restated Certificate of Incorporation will provide that our directors may be removed (i) with cause by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock, voting as a single class or (ii) without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock.

  Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before our annual meeting of stockholders, including proposed nominations of persons for election to our Board of Directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the Bylaws do not give our Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, the Bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

  Under Delaware law, a special meeting of stockholders may be called by the Board of Directors or by any other person authorized to do so in the Amended and Restated Certificate of Incorporation or the Bylaws. Our Bylaws authorize a majority of the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or a holder of at least 15% of our outstanding stock to call a special meeting of stockholders. The elimination of the right of minority stockholders to call a special meeting means that a stockholder can not force stockholder consideration of a proposal over the opposition of our Board of Directors by calling a special meeting of stockholders prior to the time that a majority of our Board of Directors believes that consideration to be appropriate or until the next annual meeting provided that the requestor meets the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our Board of Directors could be delayed until the next annual meeting.

  Our Amended and Restated Certificate of Incorporation will provide for the elimination of actions by written consent of stockholders upon the closing of this offering. Under Delaware law, stockholders may execute an action by written consent in lieu of a stockholder meeting. Delaware law permits a corporation to eliminate such actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent may not be subject to the minimum notice requirement of a stockholder's meeting. The elimination of stockholders' written consents, however, deters hostile takeover attempts. Without the availability of stockholder's actions by written consent, a holder or group of holders controlling a majority in interest of our capital stock would not be able to amend our Bylaws or remove directors pursuant to a stockholders' written consent. Any holder or group of holders would have to obtain the consent of a majority of our Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or a holder of at least 15% of our outstanding stock to call a stockholders' meeting and wait until the notice periods, as determined by the Board of Directors pursuant to our Bylaws, expire prior to taking any action.

Transfer Agent and Registrar

  The Transfer Agent and Registrar for our common stock is Harris Trust and Savings Bank, 1601 Elm Street, Thanksgiving Tower, Suite 2320, Dallas, Texas, 75201, phone: (214) 665-6031.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock.

  Upon completion of this offering, we will have outstanding an aggregate of 37,620,441 shares of common stock, assuming the issuance of 4,000,000 shares of common stock offered hereby and no exercise of options after June 30, 2000. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our "Affiliates" as that term is defined in Rule 144 under the Securities Act of 1933 (whose sales would be subject to limitations and restrictions described below).

  The remaining 33,620,441 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act of 1933. Of these shares, 33,339,525 shares, representing over 99% of our outstanding shares, will be subject to "lock-up" agreements described below on the effective date of this offering. Specifically, our officers and directors and most of our existing stockholders agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering; provided, however, that this restriction shall terminate as to 20% of the shares after 90 days and an additional 20% of the shares after 120 days after the date of this prospectus, in the event that, at those dates, the reported last sale price of our common stock on the Nasdaq National Market is at least twice the initial public offering price specified in this prospectus for a specific period of time ending on those dates. Goldman Sachs may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements. As a result of these contractual restrictions, and assuming that the conditions to release of these shares are met as of 90 days and 120 days after the date of this prospectus, subject to delays as a result of the timing of our earnings releases and compliance with our insider trading policies, shares will become eligible for sale, subject in most cases to the limitations of Rule 144 and the lapse of repurchase rights held by us. To the extent that any of our stockholders have not entered into lockup agreements with the underwriters, these stockholders are subject to lockup agreements with us, which agreements provide that these stockholders may not sell their shares for 180 days after the date of this prospectus. We do not intend to release any of these company lockups.

                    Approximate
                      Shares
                     Eligible
 Days After Date    for Future
of this Prospectus     Sale                         Comment
------------------  -----------                     -------
Upon effectiveness   4,000,000  Shares sold in the offering
90 days after        4,188,404  Conditional Initial release of 20% of the shares
 effectiveness                   subject to lock up; shares saleable under Rules
                                 144 and 701
120 days after       4,728,404  Conditional Initial release of 20% of the shares
 effectiveness                   subject to lock up; shares saleable under Rules
                                 144 and 701
180 days after      23,680,494  All lock-ups released; shares salable under
 effectiveness                   Rules 144 and 701
At various times     1,023,139
 thereafter

In addition, holders of stock options could exercise the options and sell the shares issued upon exercise as described below.

  As of June 30, 2000, there were a total of 7,351,281 shares of common stock subject to outstanding options under our 1996 Stock Option Plan, of which 394,184 were vested and exercisable, and options to purchase 440,000 shares of common stock upon the automatic conversion of options to purchase 220,000 shares of Series E preferred stock, none of which were vested and exercisable. However, all of these shares are subject to lock-up agreements described above. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act of 1933 to register all of the shares of common stock issued or reserved for future issuance under the 1996 Stock Option Plan, 2000 Stock Plan, the 2000 Employee Stock Purchase Plan and the 2000 Director Stock Option Plan. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the 1996 Stock Option Plan, the 2000 Stock Plan, the 2000 Employee Stock Purchase Plan and the 2000 Director Plan generally would be available for resale in the public market. On the date 180 days after the effective date of this offering, a total of approximately
1.7 million shares of common stock subject to outstanding options will be vested and exercisable.

Rule 144

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding (which will equal approximately 376,204 shares immediately after this offering); or

  . the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

  Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

  In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

  The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of the options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" (as defined in Rule 144) subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirements.

                                  UNDERWRITING

  Microtune and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Chase Securities Inc., SG Cowen Securities Corporation and Bear, Stearns & Co. Inc. are the representatives of the underwriters.

                                                                        Number
                              Underwriters                             of Shares
                              ------------                             ---------
   Goldman, Sachs & Co................................................
   Chase Securities Inc...............................................
   SG Cowen Securities Corporation....................................
   Bear, Stearns & Co. Inc............................................
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares from Microtune to cover those sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Microtune. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                            Paid by Microtune
                                                            -----------------
                                                             No
                                                          Exercise Full Exercise
                                                          -------- -------------
Per Share................................................  $          $
Total....................................................  $          $

  Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $          per share from the initial public offering price.
Any securities dealers may resell any shares purchased from the underwriters to
other brokers or dealers at a discount of up to $       per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

  Microtune, its directors, officers, employees and substantially all of its stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives; provided, however, that with respect to our officers, directors, and substantially all of our stockholders, this restriction shall terminate as to 20% of the shares after 90 days and an additional 20% of the shares after 120 days after the date of this prospectus, subject to delays as a result of the timing of Microtune's earnings releases and compliance with Microtune's insider trading policies, in the event that, at those dates, the reported last sale price of Microtune's common stock on the Nasdaq National Market is at least twice the initial public offering price specified in this prospectus for a specific period of time ending on those dates. See "Shares Eligible for Future Sale" for a discussion of the transfer restrictions.

  At Microtune's request, the underwriters have reserved, at the initial public offering price, up to 320,000 shares of common stock for sale to entities and individuals identified by Microtune through a directed share program. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered hereby. Shares sold under the directed share program will not be subject to a lock-up.

  Prior to this offering, there has been no public market for the common stock. The initial public offering price has been negotiated among Microtune and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Microtune's historical performance, estimates of Microtune's business potential and earnings prospects, an assessment of Microtune's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol "TUNE."

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

  The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the issuer's stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  Microtune estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,400,000.

  Microtune has agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for Microtune by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas. Legal matters will be passed upon for the Underwriters by Brobeck Phleger & Harrison LLP. As of the date of this prospectus, an employee of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owns an aggregate of 750 shares of Microtune Series D preferred stock which will convert into 1,500 shares of common stock upon completion of this offering.

                                    EXPERTS

  The consolidated financial statements of Microtune, Inc. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, and the consolidated financial statements of Temic as of December 31, 1998 and for the nine months ended September 30, 1997, the three months ended December 31, 1997, the year ended December 31, 1998, and the period January 1, 1999 through December 22, 1999, and the consolidated financial statements of HMTF Acquisition (Bermuda) Ltd. as of December 31, 1999 and for the period December 23, 1999 through December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon the reports given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act of 1933, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. With respect to each document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

  We will be filing quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Combined Condensed Pro Forma Financial Statements (Unaudited):
  Combined Condensed Pro Forma Statement of Operations for the Year Ended
   December 31, 1999 (Unaudited)..........................................   F-3
  Notes to Combined Condensed Pro Forma Statement of Operations
   (Unaudited)............................................................   F-4

Microtune, Inc.:
  Report of Ernst & Young LLP, Independent Auditors.......................   F-6
  Consolidated Balance Sheets as of December 31, 1998 and 1999 and June
   30, 2000 (Unaudited)...................................................   F-7
  Consolidated Statements of Operations for the Years Ended December 31,
   1997, 1998 and 1999 and for the Six Months Ended June 30, 1999 and 2000
   (Unaudited)............................................................   F-8
  Consolidated Statements of Stockholders' Equity for the Years Ended
   December 31, 1997, 1998 and 1999 and for the Six Months Ended June 30,
   2000 (Unaudited).......................................................   F-9
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1997, 1998 and 1999 and for the Six Months Ended June 30, 1999 and 2000
   (Unaudited)............................................................  F-10
  Notes to Consolidated Financial Statements..............................  F-11

HMTF Acquisition (Bermuda), Ltd. and Temic Telefunken Hochfrequentztechnik
 GmbH:
  Report of Ernst & Young LLP, Independent Auditors.......................  F-26
  Consolidated Balance Sheets as of December 31, 1998 and 1999............  F-27
  Consolidated Statements of Operations for the Nine Months Ended
   September 30, 1997, the Three Months Ended December 31, 1997, the Year
   Ended December 31, 1998, the period January 1, 1999 through December
   22, 1999 and the Period December 23, 1999 through December 31, 1999....  F-28
  Consolidated Statements of Stockholders' Equity for the Nine Months
   Ended September 30, 1997, the Three Months Ended December 31, 1997, the
   Year Ended December 31, 1998, the period January 1, 1999 through
   December 22, 1999 and the Period December 23, 1999 through December 31,
   1999...................................................................  F-29
  Consolidated Statements of Cash Flows for the Nine Months Ended
   September 30, 1997, the Three Months Ended December 31, 1997, the Year
   Ended December 31, 1998, the period January 1, 1999 through December
   22, 1999 and the Period December 23, 1999 through December 31, 1999....  F-30
  Notes to Consolidated Financial Statements..............................  F-31

                                MICROTUNE, INC.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

  On January 10, 2000, Microtune, Inc. (the Company) acquired HMTF Acquisition (Bermuda) Ltd. (HMTF Acquisition). HMTF Acquisition was incorporated in November 1999 for the purpose of serving as the ultimate parent company of Temic Telefunken Hochfrequenztechnik GmbH (Temic), which is now called Microtune GmbH. HMTF Acquisition acquired Temic on December 22, 1999.

  The combination with HMTF Acquisition has been accounted for as a purchase business combination by the Company. The pro forma combined condensed statement of operations is based on the historical financial statements of the Company, HMTF Acquisition and Temic and assumes the combination had been completed on January 1, 1999.

  The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have been reported if such transactions had been completed as presented in the accompanying unaudited pro forma combined condensed statement of operations nor is it necessarily indicative of the Company's future results of operations. The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to unaudited pro forma combined condensed statement of operations.

  The unaudited pro forma combined condensed statement of operations is based on, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of the Company for the year ended December 31, 1999, the consolidated financial statements and the related notes thereto of HMTF Acquisition for the period December 23, 1999 through December 31, 1999 and the consolidated financial statements and the related notes thereto of Temic for the period January 1, 1999 through December 22, 1999 included elsewhere in this prospectus.

                                MICROTUNE, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                          Year Ended December 31, 1999

                                  (Unaudited)
                     (in thousands, except per share data)

                                                        HMTF
                                          Temic     Acquisition
                                        Historical   Historical
                          The Company     Period       Period
                           Historical   January 1,  December 23,  Purchase
                           Year Ended  1999 Through 1999 Through Accounting
                          December 31, December 22, December 31,  Pro Forma    Pro Forma
                              1999         1999         1999     Adjustments   Combined
                          ------------ ------------ ------------ -----------   ---------
Net revenues............    $    --      $45,178      $  1,058     $   523 (c) $ 46,759
Cost of revenues........         --       30,590           719         704 (b)   32,013
                            -------      -------      --------     -------     --------
Gross margin............         --       14,588           339        (181)      14,746
Operating expenses:
 Research and
  development:
   Stock option
    compensation........        220           --            --         212 (d)      432
   Other................      5,913        2,949            70         141 (b)    9,073
                            -------      -------      --------     -------     --------
                              6,133        2,949            70         353        9,505
 Acquired in-process
  research and
  development...........         --           --        12,692     (12,692)(a)       --
 Selling, general and
  administrative:
   Stock option
    compensation........        630           --            --         608 (d)    1,238
   Other................      2,327        6,800           176        (229)(c)    9,168
                                                                        94 (b)
                            -------      -------      --------     -------     --------
                              2,957        6,800           176         473       10,406
 Employee bonuses.......         --        4,314            --      (4,314)(a)       --
 Amortization of
  intangible assets and
  goodwill..............         --         (532)          210       8,222 (b)    8,700
                                                                       800 (c)
                            -------      -------      --------     -------     --------
   Total operating
    expenses............      9,090       13,531        13,148      (7,158)      28,611
                            -------      -------      --------     -------     --------
Income (loss) from
 operations.............     (9,090)       1,057       (12,809)      6,977      (13,865)
Other income (expense):
 Interest income........        582          165             5          --          752
 Interest expense.......         --          (31)           --          --          (31)
 Foreign currency
  translation and
  transaction gains
  (losses), net.........         --        1,245             1          --        1,246
 Other..................         --          795            41          99 (c)      935
                            -------      -------      --------     -------     --------
Income (loss) before
 provision (benefit) for
 income taxes...........     (8,508)       3,231       (12,762)      7,076      (10,963)
Provision (benefit) for
 income taxes...........         --          959           188        (950)(e)      197
                            -------      -------      --------     -------     --------
Net income (loss).......    $(8,508)     $ 2,272      $(12,950)    $ 8,026     $(11,160)
                            =======      =======      ========     =======     ========
Basic and diluted
 earnings (loss) per
 common share (Note 3)..    $ (1.39)                                           $  (1.82)
                            =======                                            ========
Shares used to compute
 per share data (Note
 3).....................      6,128                                               6,128
                            =======                                            ========


                            See accompanying notes.

                                MICROTUNE, INC.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                          Year Ended December 31, 1999

1. General

  The combination with HMTF Acquisition has been accounted for as a purchase business combination by the Company. The accompanying unaudited pro forma combined condensed statement of operations reflects an aggregate cost of the combination of approximately $63.1 million, consisting of the fair market value of the Company's securities issued to the shareholders of HMTF Acquisition plus costs directly related to the combination as follows (in thousands, except share data):

   Fair market value of 3,318,513 shares of Series E Preferred Stock..  $55,548
   Fair market value of warrants to purchase 2,212,342 shares of the
    Company's common stock............................................    7,411
   Transaction costs..................................................      185
                                                                        -------
   Total combination cost.............................................  $63,144
                                                                        =======

  The warrants have an exercise price of $0.001 per share. The fair values of the Series E Preferred Stock and the warrants were based on the estimated fair value of the Company's common stock at the date of the combination and the cash purchase price paid by HMTF Acquisition for Temic on December 22, 1999.

  The aggregate purchase price has been allocated to the net assets acquired on the basis of preliminary estimates of fair values as follows:

     Working capital................................................. $11,206
     Property and equipment..........................................   6,118
     Intangible assets...............................................   8,037
     Goodwill........................................................  30,428
     Acquired in-process research and development costs charged to expense........................................................  12,692
     Deferred income taxes...........................................  (4,020)
     Other assets and liabilities, net...............................  (2,329)
     Loans receivable from stockholders..............................   1,012
                                                                      -------
                                                                      $63,144
                                                                      =======

  The estimates of the fair values of intangible assets and acquired in-process research and development were determined based on information furnished by management of Microtune GmbH. The Company is in the process of evaluating the other assets and liabilities, principally inventories and property and equipment, that HMTF Acquisition acquired. The final allocation of the purchase price, which is expected to be completed in the third quarter of 2000, will be based on the complete evaluation of the assets and liabilities of HMTF Acquisition. Although management does not expect the final valuation of the assets and liabilities acquired to result in values that are significantly different from the estimates included in the table above, there can be no assurance that such differences will not occur.

  Amounts allocated to acquired in-process and development were expensed at the date of the combination because the purchased research and development had no alterative future uses, and had not reached technological feasibility based on the status of design and development activities that required further refinement and testing. The estimates used

                                MICROTUNE, INC.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                  (Continued)

                          Year Ended December 31, 1999

in valuing the research and development were based upon assumptions regarding future events and circumstances management believes to be reasonable, but that are inherently uncertain and unpredictable.

  In connection with the acquisition of HMTF Acquisition, the Company acquired the principal assets of The Tuner Company, an independent distributor of products for Temic in North America, for $931,000 and the assumption of certain liabilities.

2. Unaudited Pro Forma Combined Condensed Statement of Operations

  The accompanying unaudited pro forma combined condensed statement of operations have been prepared as if the combination with HMTF Acquisition (including its acquisition of Temic) and the acquisition of the assets of The Tuner Company were completed as of January 1, 1999 and reflects the following pro forma adjustments:

  (a) To eliminate nonrecurring charges for acquired in-process research and development recorded by HMTF Acquisition and employee cash bonuses recorded by Temic resulting from the acquisition of Temic by HTMF Acquisition on December 22, 1999.

  (b) To record the depreciation and amortization of property and equipment, intangible assets and goodwill resulting from the allocation of the cost of the combination with HMTF Acquisition. The allocation of the cost is preliminary and amounts are subject to adjustment. The acquired intangible assets are being amortized over periods of one to five years. Goodwill is being amortized over five years.

  (c) To record the effect on revenues and operating costs of combining the results of operations of The Tuner Company and HMTF Acquisition, net of the elimination of intercorporate accounts.

  (d) To record stock option compensation resulting from the issuance of options to purchase 1.7 million shares of the Company's common stock at an exercise price of $0.875 per share to employees of Temic in connection with the combination. The aggregate compensation expense resulting from the issuance of these options of $4.1 million is being amortized over the vesting periods of the options.

  (e) To adjust the provision for income taxes to reflect the impact of the results of operations of HMTF Acquisition and Temic and related pro forma adjustments.

3. Unaudited Pro Forma Combined Earnings Per Common Share Data

  The unaudited pro forma combined basic earnings per common share data is computed by dividing pro forma combined income per share by the pro forma weighted average number of common shares outstanding. Because the combined pro forma results of operations are a loss for the period, the effects of the assumed exercise of stock options warrants, restricted common stock subject to repurchase rights, and the conversion of outstanding convertible preferred stock does not have a dilutive effect.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Microtune, Inc.

  We have audited the accompanying consolidated balance sheets of Microtune, Inc. (the Company), as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Microtune, Inc., at December 31, 1998 and 1999, and the consolidated results of its operations and its consolidated cash flows for the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Dallas, Texas
March 24, 2000

                                MICROTUNE, INC.
                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except per share data)

                                                         December 31,
                                                       -----------------   June 30,
                                                        1998      1999       2000
                       ASSETS                          -------  --------  -----------
                                                                          (Unaudited)
Current assets:
  Cash and cash equivalents..........................  $   712  $  6,331   $  8,346
  Marketable securities .............................    7,156    13,798     13,332
  Accounts receivable, net of allowance for doubtful
   accounts of $735 at June 30, 2000.................       --       164      8,227
  Inventories .......................................       --        --     12,066
  Deferred income taxes .............................       --        --        965
  Other current assets...............................       --        22      1,068
                                                       -------  --------   --------
  Total current assets...............................    7,868    20,315     44,004

Property and equipment, at cost:
  Leasehold improvements.............................      413       418        708
  Manufacturing equipment............................       --        --      9,036
  Other equipment....................................    1,567     2,445      2,571
  Furniture and fixtures.............................       16        82        661
  Computer software..................................      777       724      1,785
                                                       -------  --------   --------
                                                         2,773     3,669     14,761
  Less accumulated depreciation......................      895     1,879     (3,463)
                                                       -------  --------   --------
                                                         1,878     1,790     11,298
Intangible assets, net of accumulated amortization of
 $1,710 .............................................       --        --      7,467
Goodwill, net of accumulated amortization of $3,010
 ....................................................       --        --     27,418
Deferred income taxes ...............................       --        --        392
Other assets and deferred charges....................      444       172      1,303
                                                       -------  --------   --------
      Total assets...................................  $10,190  $ 22,277   $ 91,882
                                                       =======  ========   ========

        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................  $   447  $    223   $  7,532
  Accrued expenses...................................       12        84      5,633
  Accrued compensation...............................       98       365      1,251
  Payable to stockholder.............................      125        --         --
                                                       -------  --------   --------
    Total current liabilities........................      682       672     14,416

Deferred income taxes ...............................       --        --      5,290
Other noncurrent liabilities.........................       --        --      1,106
Commitments

Stockholders' equity:
 Preferred stock, $0.001 par value
  Authorized shares--18,999
  Issued and outstanding Series A through F
   convertible shares--
   6,463 at December 31, 1998, 7,830 at December 31,
   1999, and 11,949 at June 30, 2000.................        7         8         12
 Common stock, $0.001 par value:
  Authorized shares--100,000
  Issued and outstanding shares--6,948 at December
   31, 1998,
   7,943 at December 31, 1999, and 8,311 at June 30,
   2000..............................................        7         8          8
 Additional paid-in capital..........................   19,216    36,819    111,481
 Stock subscription -- funds held in escrow for
  Series A Preferred Stock...........................   (3,000)       --         --
 Loans receivable from stockholders..................     (207)     (207)      (864)
 Accumulated other comprehensive income..............       --        --       (988)
 Accumulated deficit.................................   (6,515)  (15,023)   (38,579)
                                                       -------  --------   --------
    Total stockholders' equity.......................    9,508    21,605     71,070
                                                       -------  --------   --------
      Total liabilities and stockholders' equity.....  $10,190  $ 22,277   $ 91,882
                                                       =======  ========   ========

                            See accompanying notes.

                                MICROTUNE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                 Six Months
                                   Year Ended December 31,     Ended June 30,
                                   -------------------------  -----------------
                                    1997     1998     1999     1999      2000
                                   -------  -------  -------  -------  --------
                                                                (Unaudited)
Net revenues.....................  $    --  $    --  $    --  $    --  $ 28,961
Cost of revenues.................       --       --       --       --    19,931
                                   -------  -------  -------  -------  --------
Gross margin.....................       --       --       --       --     9,030
Operating expenses:
  Research and development:
    Stock option compensation....       --       --      220      134       626
    Other........................    2,091    3,174    5,913    2,511     5,677
                                   -------  -------  -------  -------  --------
                                     2,091    3,174    6,133    2,645     6,303
  Acquired in process research
   and development...............       --       --       --       --    12,692
  Selling, general and
   administration:
    Stock option compensation....       --       --      630      415     1,378
    Other........................      723      885    2,327      810     8,097
                                   -------  -------  -------  -------  --------
                                       723      885    2,957    1,225     9,475
  Amortization of intangible
   assets and goodwill...........       --       --       --       --     4,393
                                   -------  -------  -------  -------  --------
    Total operating expenses.....    2,814    4,059    9,090    3,870    32,863
                                   -------  -------  -------  -------  --------
Loss from operations.............   (2,814)  (4,059)  (9,090)  (3,870)  (23,833)
Other income (expense):
  Interest income................      408      572      582      198       496
  Foreign currency translation
   and transaction gains
   (losses), net.................       --       --       --       --        71
  Other..........................       --       --       --       --       460
                                   -------  -------  -------  -------  --------
Loss before provision for income
 taxes...........................   (2,406)  (3,487)  (8,508)  (3,672)  (22,806)
Provision for income taxes.......       --       --       --       --       750
                                   -------  -------  -------  -------  --------
Net loss.........................   (2,406)  (3,487) (8,508)   (3,672)  (23,556)
Preferred stock dividends........   (4,183)    (811)      --       --        --
                                   -------  -------  -------  -------  --------
Net loss applicable to common
 stockholders....................  $(6,589) $(4,298) $(8,508) $(3,672) $(23,556)
                                   =======  =======  =======  =======  ========
Basic and diluted loss per common
 share...........................  $ (2.98) $ (1.04) $ (1.39) $ (0.63) $  (3.05)
                                   =======  =======  =======  =======  ========
Weighted average shares used in
 computing basic and diluted loss
 per common share................    2,210    4,116    6,128    5,842     7,726
                                   =======  =======  =======  =======  ========

                            See accompanying notes.

                                MICROTUNE, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (in thousands)

                    Series A
                   Through F
                  Convertible
                   Preferred
                     Stock      Common Stock
                  ------------- -------------               Stock        Loans      Accumulated
                  Number        Number        Additional Subscription  Receivable      Other                     Total
                    of     Par    of     Par   Paid-In   -Funds Held      From     Comprehensive Accumulated Stockholders'
                  Shares  Value Shares  Value  Capital    in Escrow   Stockholders    Income       Deficit      Equity
                  ------  ----- ------  ----- ---------- ------------ ------------ ------------- ----------- -------------
Balance at
 December 31,
 1996...........   5,000   $ 5  6,770    $ 7   $  9,056    $(3,000)      $  (98)       $  --      $   (622)    $  5,348
Issuance of
 common stock
 upon exercise
 of stock
 options for
 cash...........      --    --     25     --          2         --           --           --            --            2
Repurchase of
 common shares
 for cash and
 extinguishment
 of note
 receivable.....      --    --    (81)    --         (2)        --            2           --            --           --
Contribution
 from Series A
 Preferred
 Stockholder
 under formation
 agreement .....      --    --     --     --        185         --           --           --            --          185
Repurchase of
 Series A
 Preferred
 Stock..........    (950)   (1)    --     --       (542)        --           --           --            --         (543)
Deemed dividend
 on preferred
 stock..........      --    --     --     --     (2,352)        --           --           --            --       (2,352)
Issuance of
 Series A
 Preferred Stock
 for cash.......     250    --     --     --        750         --           --           --            --          750
Issuance of
 Series B
 Preferred Stock
 for cash net of
 issuance costs
 of $6..........   1,000     1     --     --      3,993         --           --           --            --        3,994
Proceeds to
 Microtune,
 Inc., for the
 transfer of 650
 shares of
 Series A
 Preferred Stock
 from Cirrus
 Logic, Inc.,
 and Cirrus
 Logic
 International,
 Ltd., to other
 investors......      --    --     --     --        237         --           --           --            --          237
Net loss........      --    --     --     --         --         --           --           --        (2,406)      (2,406)
                  ------   ---  -----    ---   --------    -------       ------        -----      --------     --------
Balance at
 December 31,
 1997...........   5,300     5  6,714      7     11,327     (3,000)         (96)          --        (3,028)       5,215
Issuance of
 common stock
 upon exercise
 of stock
 options for
 cash and
 notes..........      --    --    401     --        120         --         (118)          --            --            2
Repurchase of
 common shares
 for
 extinguishment
 of note
 receivable.....      --    --   (167)    --         (4)        --            4           --            --           --
Contribution
 from Series A
 Preferred
 Stockholder
 under formation
 agreement .....      --    --     --     --        109         --           --           --            --          109
Repurchase of
 Series A
 Preferred Stock
 for cash.......    (300)   --     --     --       (279)        --           --           --            --         (279)
Deemed dividend
 on preferred
 stock..........      --    --     --     --       (811)        --           --           --            --         (811)
Issuance of
 Series C
 Preferred Stock
 for cash net of
 issuance costs
 of $20.........   1,463     2     --     --      8,754         --           --           --            --        8,756
Payments on
 loans
 receivable from
 stockholders...      --    --     --     --         --         --            3           --            --            3
Net loss........      --    --     --     --         --         --           --           --        (3,487)      (3,487)
                  ------   ---  -----    ---   --------    -------       ------        -----      --------     --------
Balance at
 December 31,
 1998...........   6,463     7  6,948      7     19,216     (3,000)        (207)          --        (6,515)       9,508
Issuance of
 common stock
 upon exercise
 of stock
 options........      --    --    995      1        220         --           --           --            --          221
Issuance of
 Series D
 Preferred Stock
 for cash.......   1,367     1     --     --     16,408         --           --           --            --       16,409
Stock option
 compensation...      --    --     --     --        850         --           --           --            --          850
Funds released
 from escrow for
 Series A
 Preferred
 Stock..........      --    --     --     --         --      3,000           --           --            --        3,000
Other...........      --    --     --     --        125         --           --           --            --          125
Net loss........      --    --     --     --         --         --           --           --        (8,508)      (8,508)
                  ------   ---  -----    ---   --------    -------       ------        -----      --------     --------
Balance at
 December 31,
 1999...........   7,830     8  7,943      8     36,819         --         (207)          --       (15,023)      21,605
Issuance of
 common stock
 upon exercise
 of stock
 options
 (unaudited)....      --    --    368     --        103         --          (35)          --            --           68
Issuance of
 Series E
 Preferred Stock
 and warrants to
 purchase common
 stock in the
 combination
 with HMTF
 Acquisition
 (Bermuda) Ltd.
 (unaudited)....   3,319     3     --     --     62,956         --       (1,012)          --            --       61,947
Issuance of
 Series F
 Preferred Stock
 for cash
 (unaudited)....     800     1     --     --      9,599         --           --           --            --        9,600
Stock option
 compensation
 (unaudited)....      --    --     --     --      2,004         --           --           --            --        2,004
Payments on
 loans
 receivable from
 stockholders
 (unaudited)....      --    --     --     --         --         --          390           --            --          390
Net loss
 (unaudited)....      --    --     --     --         --         --           --           --       (23,556)     (23,556)
Unrealized
 foreign
 currency loss
 (unaudited)....      --    --     --     --         --         --           --         (988)           --         (988)
                  ------   ---  -----    ---   --------    -------       ------        -----      --------     --------
Total
 comprehensive
 loss
 (unaudited)....      --    --     --     --         --         --           --           --            --      (24,544)
                  ------   ---  -----    ---   --------    -------       ------        -----      --------     --------
Balance at June
 30, 2000
 (unaudited)....  11,949   $12  8,311    $ 8   $111,481    $    --       $ (864)       $(988)     $(38,579)    $ 71,070
                  ======   ===  =====    ===   ========    =======       ======        =====      ========     ========

                            See accompanying notes.

                                MICROTUNE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                Six Months
                                Year Ended December 31,       Ended June 30,
                               ----------------------------  -----------------
                                 1997      1998      1999     1999      2000
                               --------  --------  --------  -------  --------
                                                               (Unaudited)
Operating Activities
 Net loss..................... $ (2,406) $ (3,487) $ (8,508) $(3,672) $(23,556)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities, net of
  effects of business
  combination:
 Depreciation.................      278       554     1,007      498     2,527
 Amortization of intangible
  assets and goodwill.........       --        --        --       --     4,393
 Acquired in-process research
  and development.............       --        --        --       --    12,692
 Foreign currency translation
  and transaction gains
  (losses), net...............       --        --        --       --       (71)
 Stock option compensation....       --        --       850      549     2,004
 Deferred income taxes........       --        --        --       --      (754)
 Changes in operating assets
  and liabilities:
  Accounts receivable.........       --        --      (164)      --      (231)
  Inventories.................       --        --        --       --    (2,796)
  Other assets................     (262)     (138)      250       43       196
  Accounts payable............       37       333      (224)    (203)    2,976
  Accrued expenses............       --        13        72       56       929
  Accrued compensation........       30        46       267       49       613
  Employee bonuses............       --        --        --       --    (3,775)
                               --------  --------  --------  -------  --------
   Net cash used in operating
    activities................   (2,323)   (2,679)   (6,450)  (2,680)   (4,853)

Investing Activities
 Net cash aquired in
  acquisition of HMTF
  Acquisition.................       --        --        --       --     3,550
 Purchases of marketable
  securities..................  (11,000)  (14,653)  (30,958)  (8,400)  (33,415)
 Proceeds from sales and
  maturities of marketable
  securities..................    7,100    11,397    24,316    8,876    33,881
 Purchases of property and
  equipment...................     (588)   (1,546)     (919)    (654)   (6,483)
 Sale of property and
  equipment...................       --        --        --       --       237
 Purchase of intangible
  assets......................       --        --        --       --      (849)
 Payments on loans
  receivable..................       --        --        --       --       (52)
 Proceeds from loans
  receivable..................       --        --        --       --       249
                               --------  --------  --------  -------  --------
   Net cash used in investing
    activities................   (4,488)   (4,802)   (7,561)    (178)   (2,882)
Financing Activities
 Proceeds from issuance of
  Series A Preferred Stock....      935        --        --       --        --
 Repurchase of Series A
  Preferred Stock.............   (2,895)     (982)       --       --        --
 Proceeds from issuance of
  Series B Preferred Stock....    3,994        --        --       --        --
 Proceeds from issuance of
  Series C Preferred Stock....       --     8,756        --       --        --
 Proceeds from issuance of
  Series D Preferred Stock....       --        --    16,409       --        --
 Proceeds from issuance of
  Series F Preferred Stock....       --        --        --       --     9,600
 Proceeds from transfer of
  shares of Series A Preferred
  Stock.......................      237        --        --       --        --
 Proceeds from issuance of
  common stock................        2         2       221      221       103
 Proceeds from the release of
  funds in escrow.............       --        --     3,000    3,000        --
 Proceeds from loans
  receivable from
  stockholders................       --         3        --       --       355
 Increase (decrease) in
  payable to stockholder......    2,363    (2,238)       --       --        --
                               --------  --------  --------  -------  --------
   Net cash provided by
    financing activities......    4,636     5,541    19,630    3,221    10,058
Effect of foreign currency
 exchange rate changes on
 cash.........................       --        --        --       --      (308)
                               --------  --------  --------  -------  --------
Net increase (decrease) in
 cash and cash equivalents....   (2,175)   (1,940)    5,619      363     2,015
Cash and cash equivalents at
 beginning of period..........    4,827     2,652       712      712     6,331
                               --------  --------  --------  -------  --------
Cash and cash equivalents at
 end of period................ $  2,652  $    712  $  6,331  $ 1,075  $  8,346
                               ========  ========  ========  =======  ========


                            See accompanying notes.

                                MICROTUNE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)

1. Description of Business and Basis of Presentation

 Description of Business

  Microtune, Inc. (the Company), was incorporated on May 28, 1996, and commenced operations on August 21, 1996. The Company operates in a single business segment and is engaged in the design, manufacture, and marketing of high performance RF tuners and transceivers to the broadband communications markets. Effective June 9, 2000, the Company changed its state of incorporation from Texas to Delaware. As part of the incorporation in Delaware, the common stock shares authorized were increased to 150,000,000.

  The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

 Acquisition of HMTF Acquisition (Bermuda), Ltd.

  On January 10, 2000, the Company combined with HMTF Acquisition (Bermuda) Ltd. (HMTF Acquisition), the ultimate parent company of Temic Telefunken Hochfrequenztechnik GmbH (Temic), in a transaction accounted for as a purchase business combination. HMTF Acquisition acquired Temic on December 22, 1999. Temic is now called Microtune GmbH. Microtune GmbH is a leading provider of RF systems solutions. The consideration in the combination consisted of 3,318,513 shares of Series E Preferred Stock and 2,212,342 warrants to purchase shares of common stock at an exercise price of $.001 per share. The results of operations of HMTF Acquisition are included in the results of the Company from the date of acquisition.

  The components of the aggregate cost of the combination were as follows (in thousands, except share data):

   Fair market value of 3,318,513 shares of Series E Preferred Stock..  $55,548
   Fair market value of warrants to purchase 2,212,342 shares of the
    Company's common stock............................................    7,411
   Transaction costs..................................................      185
                                                                        -------
   Total combination cost.............................................  $63,144
                                                                        =======

  The fair values of the Series E Preferred Stock and the warrants were based on the estimated fair value of the Company's common stock at the date of the combination and the cash purchase price paid by HMTF Acquisition for Temic on December 22, 1999 of $60.0 million.

  The cost of the acquisition has been allocated to the assets and liabilities acquired and to acquired in-process research and development, with the remainder recorded as excess cost over net assets acquired, based on estimates of fair values as follows (in thousands):

   Working capital.................................................. $ 11,206
   Property and equipment...........................................    6,118
   Intangible assets................................................    8,037
   Goodwill.........................................................   30,428
   Acquired in-process research and development costs charged to
    expense.........................................................   12,692
   Deferred income taxes............................................   (4,020)
   Other assets and liabilities, net................................   (2,329)
   Loans receivable from stockholders (Note 8)......................    1,012
                                                                     --------
                                                                     $ 63,144
                                                                     ========

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)


  The estimates of the fair values of intangible assets and acquired in-process research and development were determined based on information furnished by management of Microtune GmbH. The Company is in the process of evaluating the other assets and liabilities, principally inventories and property and equipment, that HMTF Acquisition acquired. The final allocation of the purchase price, which is expected to be completed in the third quarter of 2000, will be based on the complete evaluation of the assets and liabilities of HMTF Acquisition. Although management does not expect the final valuation of the assets and liabilities acquired to result in values that are significantly different from the estimates included in the table above, there can be no assurance that such differences will not occur.

  Amounts allocated to acquired in-process and development were expensed at the date of acquisition because the purchased research and development had no alternative future uses, and had not reached technological feasibility based on the status of design and development activities that required further refinement and testing. The acquired in-process research and development projects were assessed, analyzed and valued using the exclusion approach articulated by the Securities and Exchange Commission. The estimates used in valuing the research and development were based upon assumptions regarding future events and circumstances management believes to be reasonable, but that are inherently uncertain and unpredictable. The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the acquired in-process research and development. Such uncertainties could give rise to unforeseen budget overruns and revenue shortfalls in the event that the Company is unable to successfully complete and commercialize the projects.

  The acquired in-process technology relates to the development of new tuners and modules for cable modem, set-top box, multimedia and automotive applications, focusing on increased functionality, cost effectiveness and size reduction, while maintaining a low level of power consumption. The estimated percentage completion of the development projects as of the acquisition date was approximately 70%, 50%, 70% and 60% for projects in the cable modem, set-top box, multimedia and automotive product groups, respectively. The estimated cost of completion of the development projects as of the acquisition date was approximately $375,000, $50,000, $375,000 and $2,050,000 for projects in the cable modem, set-top box, multimedia and automotive product groups, respectively. As of June 30, 2000, the amounts expended towards completing the development projects as of the acquisition date were approximately $175,000, $20,000, $135,000 and $740,000 for projects in the cable modem, set-top box, multimedia and automotive product groups, respectively. There have been no significant changes in estimates of costs required to complete the development efforts since the acquisition date. The estimated dates of completion of the development projects as of June 30, 2000 were December 2000, October 2000, November 2000 and March 2002 for projects in the cable modem, set-top box, multimedia and automotive product groups, respectively.

  The value of the acquired in-process research and development was determined by discounting the estimated projected net cash flows related to the applicable products for the next ten years, including costs to complete the development of the technology and the future revenues to be earned upon release of the products. The rate utilized to discount the net cash flows to present value was 22% based on the weighted average cost of capital adjusted for the risks associated with the estimated growth, profitability, developmental and market risks of the acquired development projects. Projected net cash flows from such products are based on estimates of revenues and operating profit

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)

related to such products. Management expects that the purchased research and development generally will be successfully developed into commercially viable products. However, there can be no assurance that commercial viability or timely release of these products will be achieved.

  In connection with the combination with HMTF Acquisition, the Company acquired the principal assets of The Tuner Company, an independent distributor of products for Temic in North America, for $931,000 and the assumption of certain liabilities.

  The following unaudited pro forma information presents the results of operations of the Company as if the combination with HMTF Acquisition and the acquisition of The Tuner Company had occurred as of January 1, 1999. The pro forma information has been prepared by combining the results of operations of the Company, HMTF Acquisition, Temic and The Tuner Company with adjustments to eliminate the 1999 charge for acquired in-process research and development costs and to record additional amortization expense and the impact on the provision for income taxes resulting from the application of purchase accounting. The pro forma information does not purport to be indicative of what would have occurred had the acquisition occurred as of that date, or of results of operations that may occur in the future (in thousands, except per share data):

                                                                  Year Ended
                                                               December 31, 1999
                                                               -----------------
   Revenue....................................................      $46,759
   Loss from operations.......................................      (13,865)
   Net loss...................................................      (11,160)
   Basis and diluted net loss per common share................        (1.82)

  Prior to the combination with HMTF Acquisition, the Company was in the development stage and had been engaged primarily in raising capital, recruiting RF and analog engineers, product research and development, and developing relationships with potential customers and suppliers.

 Interim Financial Information

  The interim consolidated financial information as of June 30, 2000 and for the six months ended June 30, 1999 and June 30, 2000 is unaudited but, in the opinion of management, includes all adjustments which are of a normal recurring nature and are necessary for a fair presentation of the financial position and results of operations for the periods presented. Results of operations for the six months ended June 30, 2000 are not necessarily indicative of results of operations to be expected for the entire fiscal year.

2. Summary of Significant Accounting Policies

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of bank deposits and money market funds. The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)


 Inventories

  Inventories are stated at the lower of standard cost, which approximates actual cost determined on a first-in, first-out basis, or estimated realizable value.

 Marketable Securities

  The Company's investments in debt securities are comprised of high-credit quality debt securities in accordance with the Company's investment policy. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 1998 and 1999, the Company's debt securities are classified as available for sale.

  As of December 31, 1998, the Company owned an interest in a municipal bond with a cost basis of $1,200,000. This investment was carried at cost, which approximated its fair market value at December 31, 1998. The Company's ownership interest in the municipal bond had a coupon option under which the interest rate earned by the Company was adjusted every 35 days if the Company elected to continue to hold the investment.

  As of December 31, 1998 and 1999, the Company owned asset-backed commercial paper stated at cost of $5,956,162 and $13,798,244, respectively, which approximated its fair value at December 31, 1999. The Company's investment in asset-backed commercial paper matured within 8 days and 32 days of December 31, 1998 and 1999, respectively.

  The fair value of marketable securities is estimated based on quoted market prices.

 Property and Equipment

  Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are currently three to five years. The Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use.

 Intangible Assets and Goodwill

  Intangible assets, which consist primarily of the customer base, patents and other intangible assets acquired in the acquisition of HMTF Acquisition, are being amortized on the straight-line basis over one to five years.

  Goodwill resulting from the acquisition of HMTF Acquisition is being amortized over a period of five years.

  The carrying value of goodwill and other intangible assets will be reviewed if the facts and circumstances suggest that they may be permanently impaired. If a comparison of the undiscounted cash flow method to the carrying value of goodwill and other intangible assets indicates that these assets will not be recoverable, the assets will be reduced to their estimated recoverable value. Estimated recoverable value is determined by applying the discounted cash flow method.

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)


 Research and Development Costs

  Research and development costs, consisting of the costs of designing, developing, and testing new or significantly enhanced products, are expensed as incurred.

 Revenue Recognition

  Revenues are recognized when products have been shipped and title to the product has been transferred to the customer. Title to the product may transfer to the customer when shipped or when received by the customer based on the specific customer agreement. Provision is made currently for estimated returns.

 Stock-Based Compensation

  The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options. The Company accounts for stock-based compensation for non-employees under the fair value method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Through June 30, 2000, there have been no significant grants to non-employees.

 Warranty Costs

   The Company provides a minimum of a one-year warranty on all products and records a related provision for estimated warranty costs at the date of sale.

 Foreign Currency Translation

  The accompanying financial statements have been prepared using the United States (U.S.) dollar as the functional currency, except that the Deutsch Mark
(DM) is used as the functional currency for Microtune GmbH and its subsidiaries. Foreign currency exchange gains and losses resulting from the translation of financial statements denominated in DM of Microtune GmbH into U.S. dollars are included as a component of stockholders' equity. Foreign currency exchange gains and losses resulting from the remeasurement of financial statements not denominated in DM of Microtune GmbH outside of Germany into DM are recognized currently in the statement of operations as a component of foreign currency gains and losses.

 Income Taxes

  The Company's income taxes are computed using the asset and liability method of accounting. Under the asset and liability method, a deferred tax asset or liability is recognized for estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred income tax assets is adjusted by a valuation allowance, if necessary, to recognize future tax benefit only to the extent, based on available evidence, it is more likely than not such benefit will be realized.

 Earnings Per Share

  Basic earnings (loss) per common share is computed by dividing income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) applicable to common stockholders is computed by dividing income

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)

(loss) applicable to common stockholders by the weighted average number of common shares outstanding during each period and common equivalent shares consisting of preferred stock, stock options, warrants, and restricted common stock subject to repurchase rights.

  Preferred stock dividends added to net loss to derive net loss applicable to common stockholders resulted from certain purchases of outstanding shares of Series A Preferred Stock, which occurred during 1997 and 1998 (Note 8). The excess of the cash consideration to purchase the shares over the carrying amount of the shares has been treated as dividends paid to the stockholders of the preferred shares in the earnings per share calculation.

  The following table sets forth anti-dilutive securities which have been excluded from diluted earnings per share:

                                                December 31,       June 30,
                                            -------------------- -------------
                                             1997   1998   1999   1999   2000
                                            ------ ------ ------ ------ ------
   Preferred stock convertible into common
    stock.................................  10,600 12,925 15,660 12,925 23,097
   Stock options..........................   1,069  1,844  2,945  2,696  7,791
   Warrants...............................      41     41     41     41  2,253
   Restricted common stock................   2,748  1,788    681  1,209    321
                                            ------ ------ ------ ------ ------
   Total anti-dilutive securities
    excluded..............................  14,458 16,598 19,327 16,871 33,462
                                            ====== ====== ====== ====== ======

 Comprehensive Income

  Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Products are sold to customers in the broadband communications industry internationally, principally in Europe and the United States. The Company continually evaluates the creditworthiness of its customers' financial condition and generally does not require collateral. Microtune GmbH also maintains credit insurance covering certain receivables. The Company has not experienced significant losses on uncollectible accounts.

 Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended, is required to be adopted by the Company beginning January 1, 2001. The Company does not currently use derivatives, however, as such instruments may be used in the future, it is uncertain what, if any, impact the adoption of Statement 133 will have on the earnings or the financial position of the Company.

 Risk and Uncertainties

  The future results of operations and financial condition of the Company will be impacted by the following factors, among others: the level of difficulty experienced in the integration of acquired businesses, dependence on the broadband communications markets, lengthy sales cycle,

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)

dependence on third party manufacturers and subcontractors, dependence on new personnel, technological change and dependence on new products, international operations, property rights, and product liability.

3. Inventories

  Inventories consist of the following (in thousands):

                                                                        June 30,
                                                                          2000
                                                                        --------
   Finished goods...................................................... $ 3,419
   Work-in process.....................................................   2,535
   Raw materials.......................................................   6,112
                                                                        -------
                                                                        $12,066
                                                                        =======

4. Commitments

  In May 1998, the Company entered into a five-year operating lease for office space in Plano, TX. The lease requires no rent payments during the first three years. In November 1999, the Company modified the lease to include additional office space. Lease expense under this lease is recognized on the straight-line basis over the lease term. In March 2000, the Company entered into a new five-year operating lease for office space in Plano, TX to be used as its headquarters and for administrative, sales and marketing and research and development. Microtune GmbH leases its administrative, sales and marketing and research and development facility in Germany under an operating lease with a twenty two year term, which began in December 1999. The Company also leases certain other facilities, equipment and computer software under operating leases. Future minimum lease payments required under operating leases that have an initial or remaining noncancelable lease terms in excess of one year as of June 30, 2000 are as follows (in thousands):

   Six months ended December 31, 2000.................................. $ 1,022
   Year ended December 31, 2001........................................   1,626
   Year ended December 31, 2002........................................   1,411
   Year ended December 31, 2003........................................   1,358
   Year ended December 31, 2004........................................   1,092
   Thereafter..........................................................   5,544
                                                                        -------
                                                                        $12,053
                                                                        =======

  As of June 30, 2000, future minimum payments required under the operating lease for the facility in Germany include $3.5 million guaranteed by Microtune GmbH relating to obligations issued to finance the land and building.

  Rent expense for the years ended December 31, 1997, 1998 and 1999, was $75,516, $70,082 and $72,783, respectively.

  The Company is involved in legal proceedings that arise in the ordinary course of business. In the opinion of management, the outcome of pending legal proceedings will not have a material adverse affect on the consolidated financial statements.

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)


5. Accrued Expenses

  Accrued expenses consists of the following (in thousands):

                                                          December 31,
                                                          ------------- June 30,
                                                           1998   1999    2000
                                                          ------ ------ --------
   Accrued warranty obligation........................... $  --  $  --   $  799
   Accrued income taxes (Note 7).........................    --     --    1,937
   Deferred income taxes (Note 7)........................    --     --      585
   Other.................................................     12     84   2,312
                                                          ------ ------  ------
                                                          $   12 $   84  $5,633
                                                          ====== ======  ======

6. Note Payable

  At June 30, 2000, Microtune GmbH has credit agreements with two banks which provide for borrowings of up to $2.4 million under each agreement. One of the agreements is cancellable upon notification by the bank and the second agreement expires August 31, 2000. Borrowings under these agreements bear interest at rates determined from time to time by the banks (7.50% and 8.00%, respectively, at June 30, 2000). At June 30, 2000, no borrowings were outstanding under these credit agreements.

7. Income Taxes

  The provision (benefit) for income taxes is reconciled with the U.S. federal statutory rate as follows (in thousands):

                                                                 Six Months
                                      Year Ended December 31,  Ended June 30,
                                      -----------------------  ----------------
                                       1997   1998     1999     1999     2000
                                      ------ -------  -------  -------  -------
   Expense (benefit) computed at the
    U.S. federal statutory rate.....  $(818) $(1,198) $(2,893) $(1,248) $(7,754)
   Benefit of losses not
    recognized......................     736   1,196    2,598    1,061    2,544
   Non-deductible stock option
    compensation....................     --      --       289      187      681
   Acquired in-process research and
    development costs for which no
    tax benefit was recognized......     --      --       --       --     4,315
   Non-deductible goodwill
    amortization....................     --      --       --       --     1,054
   Other, net.......................      82       2        6      --       (90)
                                      ------ -------  -------  -------  -------
   Income tax provision ............  $   -- $    --  $    --  $   --   $   750
                                      ====== =======  =======  =======  =======

  The provision for the six months ended June 30, 2000 consists of foreign income taxes.

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)


  The significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                          December 31,
                                                          ------------- June 30,
                                                           1998   1999    2000
                                                          ------ ------ --------
   Deferred tax liabilities:
     Accrued expenses.................................... $  --  $  --   $  820
     Unrealized foreign currency gains...................    --     --      304
     Property and equipment..............................     59    --      287
     Identifiable intangible assets......................    --     --    3,710
     Other...............................................      6    --      --
                                                          ------ ------  ------
       Total deferred tax liabilities....................     65    --    5,121
   Deferred tax assets:
     Inventory...........................................    --     --      466
     Property and equipment..............................    --     115     326
     Accrued expenses....................................     48    --      --
     Net operating losses................................  2,133  4,603   6,814
     Research and development credits....................    251    383     522
     Other, net..........................................    199    129     583
                                                          ------ ------  ------
       Total deferred tax assets.........................  2,631  5,230   8,711
   Valuation allowance...................................  2,566  5,230   8,108
                                                          ------ ------  ------
         Total deferred tax liabilities, net............. $  --  $  --   $4,518
                                                          ====== ======  ======

  The Company has established a valuation allowance to fully reserve its U.S. deferred tax assets at December 31, 1998 and 1999 and June 30, 2000 due to the uncertainty of the timing and amount of future taxable income. For federal income tax purposes, at December 31, 1999, the Company had a net operating loss carryforward of approximately $13,500,000 and an unused research and development credit carryforward of approximately $383,000, which begins to expire in the year 2011. The occurrence of a change in ownership, as defined in the Internal Revenue Code, may limit utilization of the U.S. federal net operating loss and research and development credit carryforwards.

  The income tax returns of the Company, HMTF Acquisition and Microtune GmbH are subject to review and examination in the various jurisdictions in which they operate. Management believes that all income tax issues which have been or may be raised as a result of such reviews and examinations will be resolved with no material impact on the financial position or future results of operations of the Company.

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)


8. Convertible Preferred Stock

  The Company has authorized 18,998,513 shares of $0.001 par value preferred stock, of which 14,798,513 shares have been designated in six series, A through
F. Information with respect to each of the six series of preferred stock is summarized below (in thousands, except per share data):

                                        Series A      Series B      Series C
                                      ------------- ------------- -------------
Number of shares authorized.........      5,000         1,250         1,500

Number of shares issued and
 outstanding:
 December 31, 1997..................      4,300         1,000          --
 December 31, 1998..................      4,000         1,000         1,463
 December 31, 1999..................      4,000         1,000         1,463
 June 30, 2000......................      4,000         1,000         1,463

Conversion ratio of preferred shares
 into common........................  One for two   One for two   One for two

Liquidation preference..............  $2.58 per     $4.00 per     $6.00 per
                                       share, plus   share, plus   share, plus
                                       all declared  all declared  all declared
                                       but unpaid    but unpaid    but unpaid
                                       dividends     dividends     dividends

Dividend rights.....................  $0.2064 per   $0.32 per     $0.48 per
                                       share per     share per     share per
                                       annum (if     annum (if     annum (if
                                       declared)     declared)     declared)
                                       and           and           and
                                       noncumulative noncumulative noncumulative
                                        Series D      Series E      Series F
                                      ------------- ------------- -------------
Number of shares authorized.........      2,600         3,649         2,000

Number of shares issued and
 outstanding:
 December 31, 1997..................       --            --            --
 December 31, 1998..................       --            --            --
 December 31, 1999..................      1,367          --            --
 June 30, 2000......................      1,367         3,319          800

Conversion ratio of preferred shares
 into common........................  One for two   One for two   One for one

Liquidation preference..............  $12.00 per    $20.56 per    $12.00 per
                                       share, plus   share, plus   share plus
                                       all declared  all declared  all declared
                                       but unpaid    but unpaid    but unpaid
                                       dividends     dividends     dividends

Dividend rights.....................  $0.96 per     $1.36 per     $0.96 per
                                       share per     share annum   share per
                                       annum (if     (if           annual (if
                                       declared)     declared)     declared)
                                       and           and           and
                                       noncumulative noncumulative noncumulative

  The preferred stockholders have voting rights equal to the number of common shares they would have upon conversion into common stock. In the event that the Company obtains additional private financing at less than the then current conversion price of a respective preferred stock series, the rate at which the preferred shares of that stock series are convertible into common stock shall be adjusted to prevent dilution to the stockholders. All outstanding shares of preferred stock convert automatically to common stock upon the closing of a firm underwritten public offering of the Company's securities provided the aggregate sales price of such securities equals or exceeds

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)

$10,000,000 with respect to the Series A, Series B and Series C Preferred Stock, and $20,000,000 with respect to the Series D and Series F Preferred Stock. At December 31, 1999, the Company had 15,660,170 shares of common stock reserved for conversion of the preferred stock.

  In August 1996, Cirrus Logic, Inc., and Cirrus Logic International, Ltd. (collectively called Cirrus), and the Company entered into a Formation Agreement whereby Cirrus contributed certain technology, patents, copyrights, trademarks, equipment, and computer software. Additionally, Cirrus committed to provide ongoing support through payment of certain operating expenses to be incurred by the Company for a period of two years. In exchange for the above consideration, the Company issued 1,899,999 shares of Series A Preferred Stock. The net book value, which totaled $544,574, of the equipment and computer software contributed by Cirrus was recorded as par value of the Series A Preferred Stock and additional paid-in capital. Operating expenses incurred on behalf of the Company by Cirrus were recorded as a credit to additional paid-in capital as the expenses were incurred (Note 12).

  In August 1997, the Company repurchased 950,000 shares of Series A Preferred Stock from Cirrus for $2,895,000, which resulted in a deemed preferred stock dividend of $2,352,000. In December 1997, the Company facilitated the sale of 650,000 Series A shares owned by Cirrus to new and existing investors resulting in net proceeds to the Company of $237,000. The sale of shares by Cirrus resulted in a deemed preferred stock dividend of $1,831,000. These transactions with Cirrus resulted in total deemed preferred stock dividends of $4,183,000 in 1997. During 1998, the Company repurchased 299,999 shares of Series A Preferred Stock from Cirrus for $1,090,000 which resulted in a deemed preferred stock dividend of $811,000.

  In August 1996, the Company issued 1,937,493 shares of Series A Preferred Stock to investors for cash proceeds of $5,000,000. Additionally, the investors contributed cash of $3,000,000 in exchange for 1,162,508 shares of Series A Preferred Stock, which were subject to an escrow agreement. The investors could vote the shares while held in escrow. The escrow agent was required to invest the funds held in escrow in AAA-rated short-term investments, and was required to pay interest earned on the investments to the Company on a monthly basis. In 1999, the funds held in escrow were released by the escrow agent to the Company upon the successful demonstration by the Company of a working prototype of an integrated circuit.

  In connection with the 250,000 shares of Series A Preferred Stock issued to an investor in 1997, the investor received a warrant to purchase 40,698 shares of Series A at an exercise price of $0.01 per share. The warrant shall become exercisable, in whole, only beginning immediately prior to the liquidation, dissolution, or winding up of the Company in which the price per share of the Series A Preferred Stock immediately prior to the liquidation, dissolution, or winding up of the Company is less than $3.00 per share. At December 31, 1999, there are 40,698 shares of Series A Preferred Stock reserved for the exercise of this warrant.

9. Common Stock

  At December 31, 1999, 5,222,082 shares of common shares were issued and outstanding under stock repurchase and restriction agreements that restrict the transfer of ownership of such stock. Pursuant to the stock purchase and restriction agreements, ownership vests based on employment over periods which range from four to five years from the date of grant. At December 31, 1999, 4,541,452 of these shares were vested. Upon termination of employment of a holder of restricted

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)

shares, the Company has the right but not the obligation to purchase any unvested shares, at the stockholder's original cost. At December 31, 1999, 680,630 shares with an original cost of $90,349 were subject to the repurchase right. Further, the Company and certain stockholders have right of first refusal and co-sale rights with respect to sales of both common and preferred shares as specified in a Founders Right of First Refusal and Co-Sale Agreement dated August 21, 1996.

  In January 2000, the Board of Directors declared a stock dividend of one share of common stock for each outstanding share of common stock of the Company. The stock dividend would also have the effect of adjusting the conversion prices for each series of Preferred Stock to the Company such that each share of the Company's Preferred Stock would be convertible into two shares of Common Stock. The effect of the stock dividend is reflected retroactively in the accompanying financial statements.

  At June 30, 2000, the Company has loans receivable from employees of Microtune GmbH totaling $681,000, which were acquired in the merger with HMTF Acquisition (Note 1). The loans receivable are secured by shares of Series E Preferred Stock and warrants to purchase common stock of the Company owned by the employees, are guaranteed by the employees, bear interest at 3% per annum and are due December 2001.

10. Stock Plans

  The Company's 1996 Stock Option Plan provides for incentive stock options and nonqualified stock options to be granted to key employees, certain directors, and consultants of the Company. The terms of each option granted under the 1996 Stock Option Plan are established by the Board of Directors. At December 31, 1999, the Company had reserved 10,368,458 shares of common stock for issuance upon exercise of options granted pursuant to the 1996 Stock Option Plan.

  A summary of the Company's stock option activity and related information for the years ended December 31, 1997, 1998 and 1999 follows:

                                 1997                1998                1999
                          ------------------- ------------------- -------------------
                                     Weighted            Weighted            Weighted
                                     Average             Average             Average
                          Number of  Exercise Number of  Exercise Number of  Exercise
                           Options    Price    Options    Price    Options    Price
                          ---------  -------- ---------  -------- ---------  --------
Options outstanding at
 beginning of year......    765,000   $0.09   1,069,000   $0.11   1,843,700   $0.17
 Granted................    449,000    0.14   1,175,900    0.27   2,160,150    0.55
 Exercised..............    (24,802)   0.07    (401,200)   0.31    (994,784)   0.22
 Canceled...............   (120,198)   0.10          --      --     (64,000)   0.36
                          ---------           ---------           ---------
Options outstanding at
 end of year............  1,069,000    0.11   1,843,700    0.17   2,945,066    0.42
                          =========           =========           =========
Options exercisable at
 end of year............    299,748    0.09     616,768    0.12     419,314    0.21
                          =========           =========           =========
Weighted average grant-
 date fair value of
 options granted during
 the year...............              $0.04               $0.06               $1.39
                                      =====               =====               =====

  The options outstanding at December 31, 1999, have exercise prices which range from $0.025 to $0.875 per share, and have a weighted average remaining contractual life of 8.77 years.

  The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)

for under Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recorded when the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant. Compensation equal to the intrinsic value of employee stock options is recorded when the exercise price of the stock options is less than the fair value of the underlying stock on the date of grant. Any resulting compensation is amortized to expense over the vesting periods of the options.

  During the year ended December 31, 1999, the Company granted options to purchase 2,160,150 shares of common stock with a weighted average exercise price of $0.55 per share. Although the Company's Board of Directors believed that the exercise price per share assigned to these stock options was equal to the fair value on the dates of grant, the Company concluded an independent appraisal was necessary to validate its estimates of fair value due to the subjective nature of such estimates. Therefore, the Company commissioned an independent appraisal of its common stock as of January 10, 2000. The appraised value was used as a basis to estimate compensation on stock option grants during 1999. Based on this valuation, the Company incurred aggregate deferred stock option compensation expense of $3.2 million related to the options granted in 1999, which is being recognized over the respective vesting periods of the options which range from less than one year to five years. As of December 31, 1999, unamortized deferred stock compensation was $2.3 million.

  During the period January 1, 2000 through June 30, 2000, the Company granted options to purchase 4,828,250 shares of common stock with a weighted average exercise price of $1.15. These options have exercise prices which were less than the deemed fair market value of the Company's common stock on the date of grant, resulting in aggregate deferred stock option compensation expense of $15.9 million, which is being recognized over the respective vesting periods of the options which range from less than one year to six years. As of June 30, 2000, unamortized deferred stock compensation was $16.3 million.

  In January 2000, the Company also granted options to purchase 330,000 shares of the Company's Series E Preferred Stock with an exercise price of $16.00 per share. Upon an initial public offering of the Company's common stock, these options will automatically convert into options to purchase 660,000 shares of common stock with an exercise price of $8.00 per share.

  The Company received $98,000 and $118,000 in recourse notes upon exercise of stock options in 1996 and 1998, respectively. Under the terms of the notes, a lump-sum payment is due four years from the date of issuance, with interest accrued at a rate of 6.7% per annum. At December 31, 1999, $206,979 of the notes remained outstanding.

  Information regarding pro forma net income is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with no volatility and the following assumptions for 1997, 1998 and 1999, respectively: weighted-average risk free interest rate of 6.24%, 4.65% and 5.49%, no dividends, and weighted average expected life of 5.0, 5.0 and 4.52 years.

  The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)

valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                    1997     1998     1999
                                                   -------  -------  -------
                                                    (in thousands, except
                                                       per share data)
   Pro forma net loss applicable to common
    stockholders.................................. $(6,603) $(4,318) $(8,652)
                                                   =======  =======  =======
   Basic and diluted pro forma loss per share..... $ (2.99) $ (1.05) $ (1.41)
                                                   =======  =======  =======

11. Employee Benefit Plans

  In January 1997, the Board of Directors and Stockholders approved a plan which provides retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees who meet a minimum service requirement. Under the Plan, the Company can elect to make voluntary contributions. No contributions were made by the Company in 1997, 1998 and 1999.

  Microtune GmbH sponsors defined benefit retirement plans for its employees. Retirement benefit expense for the six months ended June 30, 2000 was not significant.

12. Transactions with Cirrus Logic, Inc.

  Under the terms of the Formation Agreement (Note 8) and for partial consideration of stock received, Cirrus agreed to fund certain operating expenses during the Company's start-up period. Additionally, Cirrus agreed to provide rent, phone, and computer network access over a period of two years. In 1997 and 1998, Cirrus contributed $185,409 and $109,456, respectively, to the Company for these expenses. The contribution of these expenses has been classified as additional paid-in capital. In August 1998, the two year period that Cirrus was to pay these expenses expired.

  At December 31, 1997, the Company had a payable to Cirrus in the amount of $2,363,273 relating to proceeds received by the Company on behalf of Cirrus from the sale of Series A Preferred Stock by Cirrus to other investors. The Company made a cash payment to Cirrus in January 1998 to settle this obligation.

                                MICROTUNE, INC.

    (Information for the Six Months Ended June 30, 1999 and June 30, 2000 is
                                   Unaudited)


13. Geographic Information and Significant Customers

  The Company's headquarters and main design center are located in Plano, Texas. The Company also has other sales offices and design centers in the United States. The Company has a significant design center in Germany and two manufacturing facilities in the Philippines. Revenues by geographical area are summarized below for the six months ended June 30, 2000 (in thousands):

                                                                        June 30,
                                                                          2000
                                                                        --------
   North America........................................................ $13,851
   Europe...............................................................   6,595
   Asia Pacific.........................................................   7,976
   Other................................................................     539
                                                                         -------
                                                                         $28,961
                                                                         =======

  The locations of property and equipment are summarized below (in thousands):

                                                                        June 30,
                                                                          2000
                                                                        --------
   United States........................................................ $ 1,469
   Germany..............................................................   5,813
   Philippines..........................................................   4,016
                                                                         -------
                                                                         $11,298
                                                                         =======

Sales to DaimlerChrysler and Motorola/General Instrument accounted for approximately 25% and 10%, respectively, of consolidated net revenues for the six months ended June 30, 2000.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
HMTF Acquisition (Bermuda) Ltd.

  We have audited the accompanying consolidated balance sheet of HMTF Acquisition (Bermuda) Ltd. (HMTF Acquisition), as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the period December 23, 1999 through December 31, 1999. We have also audited the consolidated balance sheet of Temic Telefunken Hochfrequenztechnik GmbH (Temic) as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the nine months ended September 30, 1997, the three months ended December 31, 1997, the year ended December 31, 1998, and the period January 1, 1999 through December 22, 1999. These financial statements are the responsibility of the respective companies' managements. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements of HMTF Acquisition referred to above present fairly, in all material respects, the consolidated financial position of HMTF Acquisition as of December 31, 1999, and the consolidated results of its operations and its consolidated cash flows for the period December 23, 1999 through December 31, 1999 in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statements of Temic referred to above present fairly, in all material respects, the consolidated financial position of Temic as of December 31, 1998, and the consolidated results of its operations and its consolidated cash flows for the nine months ended September 30, 1997, the three months ended December 31, 1997, the year ended December 31, 1998, and the period January 1, 1999 through December 22, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Dallas, Texas
March 24, 2000

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

                                    (Note 1)

                          CONSOLIDATED BALANCE SHEETS
              (U.S. dollars, in thousands, except per share data)

                                                                                                                       HMTF
                                                                                                         Temic     Acquisition
                                                                                                      December 31, December 31,
                                                                                                          1998         1999
                                               ASSETS                                                 ------------ ------------
Current assets:
  Cash and cash equivalents..........................................................................   $ 5,702      $ 3,936
  Accounts receivable, net of allowance for doubtful accounts of $835 at December 31, 1998, and $412
   at December 31, 1999..............................................................................     6,896        7,832
  Inventories........................................................................................     8,161        9,269
  Loan receivable....................................................................................        --          391
  Deferred income taxes..............................................................................       197          279
  Other current assets...............................................................................     1,251        2,197
                                                                                                        -------      -------
    Total current assets.............................................................................    22,207       23,904
                                                                                                        -------      -------
Property and equipment, at cost......................................................................     6,326        6,149
  Less accumulated depreciation......................................................................    (3,497)         (31)
                                                                                                        -------      -------
Property and equipment, net..........................................................................     2,829        6,118
Intangible assets, net of accumulated amortization of $55............................................        --        7,982
Goodwill, net of accumulated amortization of $155....................................................        --       30,093
Deferred income taxes................................................................................       740           72
Other assets and deferred charges....................................................................         3           --
                                                                                                        -------      -------
    Total assets.....................................................................................   $25,779      $68,169
                                                                                                        =======      =======

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities...........................................................   $ 8,467      $ 8,923
  Employee bonuses...................................................................................        --        3,775
  Notes payable......................................................................................     1,115           --
                                                                                                        -------      -------
    Total current liabilities........................................................................     9,582       12,698
Employee bonuses.....................................................................................        --          515
Deferred income taxes................................................................................     1,602        5,353
Excess of fair value over cost of net assets acquired net of accumulated amortization of $1,083 at
 December 31, 1998...................................................................................     3,037           --
Accrued retirement costs.............................................................................       817          606
Commitments and contingencies
Stockholders' equity:
 Temic:
  Subscribed capital.................................................................................     3,400           --
  Other comprehensive income.........................................................................       237           --
  Retained earnings..................................................................................     7,104           --
 HMTF Acquisition:
  Common stock $0.10 par value:
  Authorized shares--1,200; issued and outstanding shares--158 at December 31, 1999..................        --           16
  Additional capital.................................................................................        --       62,943
  Loans receivable from employee stockholders........................................................        --       (1,012)
  Retained earnings (deficit)........................................................................        --      (12,950)
                                                                                                        -------      -------
    Total stockholders' equity.......................................................................    10,741       48,997
                                                                                                        -------      -------
      Total liabilities and stockholders' equity.....................................................   $25,779      $68,169
                                                                                                        =======      =======

                            See accompanying notes.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

                                    (Note 1)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                          (U.S. dollars, in thousands)

                                                                                                                    HMTF
                                                                                  Temic                         Acquisition
                                                           ---------------------------------------------------- ------------
                                                                                                      Period       Period
                                                            Nine Months  Three Months               January 1,  December 23,
                                                               Ended        Ended      Year Ended  1999 Through 1999 Through
                                                           September 30, December 31, December 31, December 22, December 31,
                                                               1997          1997         1998         1999         1999
                                                           ------------- ------------ ------------ ------------ ------------
Net revenues .............................................    $42,413      $13,637      $50,961      $45,178      $  1,058
Cost of revenues..........................................     39,137        8,486       31,960       30,590           719
                                                              -------      -------      -------      -------      --------
Gross margin..............................................      3,276        5,151       19,001       14,588           339
Operating expenses:
  Research and development................................      3,056          221        2,198        2,949            70
  Acquired in-process research and development............         --           --           --           --        12,692
  Selling, general and administrative.....................      5,877        1,673        7,359        6,800           176
  Employee bonuses........................................         --           --           --        4,314            --
  Amortization of intangible assets, goodwill and excess
   of fair value over cost of net assets acquired.........         --         (207)        (827)        (532)          210
                                                              -------      -------      -------      -------      --------
    Total operating expenses..............................      8,933        1,687        8,730       13,531        13,148
                                                              -------      -------      -------      -------      --------
Profit (loss) from operations.............................     (5,657)       3,464       10,271        1,057       (12,809)

Other income (expense):
  Interest income.........................................        228           61          279          165             5
  Interest expense........................................       (129)         (77)        (108)         (31)           --
  Foreign currency translation and transaction gains
   (losses), net..........................................        935       (1,167)        (335)       1,245             1
  Other...................................................        795         (763)         846          795            41
                                                              -------      -------      -------      -------      --------
Income (loss) before provision for income taxes...........     (3,828)       1,518       10,953        3,231       (12,762)
Provision (benefit) for income taxes .....................        282         (213)       1,828          959           188
                                                              -------      -------      -------      -------      --------
Net income (loss).........................................    $(4,110)     $ 1,731      $ 9,125      $ 2,272      $(12,950)
                                                              =======      =======      =======      =======      ========

                            See accompanying notes.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

                                    (Note 1)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                          (U.S. dollars, in thousands)

                                                                Loans     Accumulated
                                    Common Stock              Receivable     Other    Retained       Total
                         Subscribed ------------- Additional     from     Comprehen-  Earnings   Stockholders'
                          Capital   Shares Amount  Capital   Stockholders sive Income (Deficit)     Equity
                         ---------- ------ ------ ---------- ------------ ----------- ---------  -------------
Temic:
 Balance at December 31,
  1996..................   $3,936     --    $ --   $ 6,560     $    --      $  (195)  $  1,863      $12,164
 Capital contribution...       --     --      --     1,464          --           --         --        1,464
 Net loss...............       --     --      --        --          --           --     (4,110)      (4,110)
 Unrealized foreign
  currency loss.........       --     --      --        --          --       (1,370)        --       (1,370)
                                                                                                    -------
 Total comprehensive
  income................       --     --      --        --          --           --         --       (5,480)
                           ------    ---    ----   -------     -------      -------   --------      -------
 Balance at September
  30, 1997..............   $3,936     --    $ --   $ 8,024     $    --      $(1,565)  $ (2,247)     $ 8,148
                           ======    ===    ====   =======     =======      =======   ========      =======
--------------------------------------------------------------------------------------------------------------
Temic:
 Acquisition of common
  stock by management
  shareholders..........   $3,400     --    $ --   $    --     $    --      $    --   $ (2,511)     $   889
 Net income.............       --     --      --        --          --           --      1,731        1,731
 Unrealized foreign
  currency loss.........       --     --      --        --          --          (48)        --          (48)
                                                                                                    -------
 Total comprehensive
  income................       --     --      --        --          --           --         --        1,683
                           ------    ---    ----   -------     -------      -------   --------      -------
 Balance at December 31,
  1997..................    3,400     --      --        --          --          (48)      (780)       2,572
 Net income.............       --     --      --        --          --           --      9,125        9,125
 Unrealized foreign
  currency gain (net of
  income taxes of
  $237).................       --     --      --        --          --          285         --          285
                                                                                                    -------
 Total comprehensive
  income................              --      --        --          --           --         --        9,410
                                                                                                    -------
 Dividends paid.........       --     --      --        --          --           --     (1,241)      (1,241)
                           ------    ---    ----   -------     -------      -------   --------      -------
 Balance at December 31,
  1998..................    3,400     --      --        --          --          237      7,104       10,741
 Capital contribution...       --     --      --     4,314          --           --         --        4,314
 Net income.............       --     --      --        --          --           --      2,272        2,272
 Unrealized foreign
  currency loss (net of
  income tax benefit of
  $795).................       --     --      --        --          --         (795)        --         (795)
                                                                                                    -------
 Total comprehensive
  income................       --     --      --        --          --           --         --        1,477
                           ------    ---    ----   -------     -------      -------   --------      -------
 Balance at December 22,
  1999..................   $3,400     --    $ --   $ 4,314     $    --      $  (558)  $  9,376      $16,532
                           ======    ===    ====   =======     =======      =======   ========      =======
--------------------------------------------------------------------------------------------------------------
HMTF Acquisition:
 Issuance of common
  stock for cash and
  loans receivable from
  stockholders..........   $   --    158    $ 16   $62,943     $(1,012)     $    --   $     --      $61,947
 Net loss...............       --     --      --        --          --           --    (12,950)     (12,950)
                           ------    ---    ----   -------     -------      -------   --------      -------
 Balance at December 31,
  1999..................   $   --    158    $ 16   $62,943     $(1,012)     $    --   $(12,950)     $48,997
                           ======    ===    ====   =======     =======      =======   ========      =======

                            See accompanying notes.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

                                    (Note 1)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (U.S. dollars, in thousands)

                                                                                   HMTF
                                                 Temic                         Acquisition
                          ---------------------------------------------------- ------------
                                                                     Period       Period
                           Nine Months  Three Months               January 1,  December 23,
                              Ended        Ended      Year Ended  1999 Through 1999 Through
                          September 30, December 31, December 31, December 22, December 31,
                              1997          1997         1998         1999         1999
                          ------------- ------------ ------------ ------------ ------------
Operating Activities
 Net income (loss)......     $(4,110)      $1,731      $ 9,125      $ 2,272      $(12,950)
 Adjustments to
  reconcile net income
  (loss) to net cash
  used in operating
  activities, net of
  effects of
  acquisitions of Temic:
 Depreciation...........       1,033           33          999        1,671            31
 Amortization of
  intangible assets,
  goodwill and excess of
  fair value over cost
  of net assets
  acquired..............          --         (207)        (827)        (533)          210
 Acquired in-process
  research and
  development...........          --           --           --           --        12,692
 Foreign currency
  exchange (gains)
  losses, net...........        (935)       1,168          885       (1,245)           (1)
 Deferred income taxes..          --           --          761         (129)          453
 Changes in operating
  assets and
  liabilities:
  Accounts receivable...       8,965         (255)       1,282          122        (1,058)
  Inventories...........       1,695        1,791       (2,576)      (1,828)          719
  Other assets..........       3,526         (451)         207         (904)          (38)
  Accounts payable and
   accrued liabilities..        (587)       3,592            2         (642)          188
  Employee bonuses......          --           --           --        4,290            --
  Accrued retirement
   costs................          (7)           8          207         (127)           --
                             -------       ------      -------      -------      --------
   Net cash provided by
    (used in) operating
    activities..........       9,580        7,410       10,065        2,947           246
Investing Activities
 Acquisition of Temic by
  HMTF Acquisition, net
  of cash acquired......          --           --           --           --       (58,057)
 Net cash acquired in
  acquisition of Temic
  by management
  shareholders .........          --          530           --           --            --
 Purchase of property
  and equipment.........      (1,935)        (240)      (3,793)      (4,510)           --
 Loans receivable.......          --           --           --         (190)         (200)
 Intangible assets......          --           --           --         (928)           --
 Sale of property and
  equipment.............          26            6          166          221            --
                             -------       ------      -------      -------      --------
   Net cash provided by
    (used in) investing
    activities..........      (1,909)         296       (3,627)      (5,407)      (58,257)


Financing Activities
 Additions to notes
  payable...............          --           --        1,000           --            --
 Payments of notes
  payable...............      (7,431)        (334)      (7,724)      (1,115)           --
 Dividends..............          --           --       (1,241)          --            --
 Capital contributions..       1,464          889           --        4,314        61,947
                             -------       ------      -------      -------      --------
   Net cash provided by
    (used in) financing
    activities..........      (5,967)         555       (7,965)       3,199        61,947
Effect of foreign
 currency exchange rate
 changes on cash........        (434)        (658)        (374)          52            --
                             -------       ------      -------      -------      --------
Net increase (decrease)
 in cash and cash
 equivalents............       1,270        7,603       (1,901)         791         3,936
Cash and cash
 equivalents at
 beginning of period....         149           --        7,603        5,702            --
                             -------       ------      -------      -------      --------
Cash and cash
 equivalents at end of
 period.................     $ 1,419       $7,603      $ 5,702      $ 6,493      $  3,936
                             =======       ======      =======      =======      ========
Supplemental cash flow
 information:
 Interest paid in cash..     $    --       $   --      $   288      $    20      $     --
 Income taxes paid in
  cash..................          --           --           90          494            --



                            See accompanying notes.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999

1. Basis of Presentation

 General

  The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S.) and in U.S. dollars.

 Acquisition of Temic

  HMTF Acquisition (Bermuda) Ltd. (HMTF Acquisition) was incorporated under the laws of Bermuda by HMTF Europe Fund Cayman L.P. (HMTF Europe Fund) as sole shareholder on November 12, 1999 for the purpose of serving as the ultimate parent company in the acquisition of Temic Telefunken Hochfrequenztechnik GmbH (Temic). Temic is a leading provider of RF system solutions, providing high performance RF tuners and transceivers to the broadband communications markets. In December 1999, HMTF Europe Fund and members of management of Temic contributed approximately $62.9 million to HMTF Acquisition in exchange for 158,058 shares of the Company's common stock. Effective December 22, 1999, HMTF Acquisition acquired Temic through its wholly owned subsidiary, HMTF Erste Beteiligungs GmbH. In connection with the transaction, Temic loaned two employees $1.0 million to purchase shares of common stock of HMTF Acquisition. The results of operations of Temic are included in results of operations of HMTF Acquisition from the date of acquisition.

  The components of the aggregate cost of the acquisition were as follows (in thousands):

      Cash transaction consideration................................... $60,064
      Transaction costs................................................   4,938
                                                                        -------
      Total acquisition cost........................................... $65,002
                                                                        =======

  The cost of the acquisition has been allocated to the assets and liabilities acquired and to acquired in-process research and development, with the remainder recorded as excess cost over net assets acquired, based on estimates of fair values as follows (in thousands):

      Working capital................................................ $14,450
      Property and equipment.........................................   6,149
      Intangible assets..............................................   8,037
      Goodwill.......................................................  30,248
      Acquired in-process research and development costs charged to expense.......................................................  12,692
      Deferred income taxes..........................................  (4,020)
      Other assets and liabilities, net..............................  (2,554)
                                                                      -------
                                                                      $65,002
                                                                      =======

  The estimates of the fair values of intangible assets and acquired in-process research and development were determined based on information furnished by management of Temic. The Company is in the process of evaluating the other assets and liabilities, principally inventories and property and equipment, that HMTF Acquisition acquired. The final allocation of the purchase price, which is expected to be completed in the third quarter of 2000, will be based on the complete evaluation of the assets and liabilities of Temic. Although management does not expect the final valuation of the assets and liabilities acquired to result in values that are significantly different from the estimates included in the table above, there can be no assurance that such differences will not occur.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999


  Amounts allocated to acquired in-process and development were expensed at the date of acquisition because the purchased research and development had no alternative future uses, and had not reached technological feasibility based on the status of design and development activities that required further refinement and testing. The acquired in-process research and development projects were assessed, analyzed and valued using the exclusion approach articulated by the Securities and Exchange Commission. The estimates used in valuing the research and development were based upon assumptions regarding future events and circumstances management believes to be reasonable, but that are inherently uncertain and unpredictable. The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the acquired in-process research and development. Such uncertainties could give rise to unforeseen budget overruns and revenue shortfalls in the event that the Company is unable to successfully complete and commercialize the projects.

  The acquired in-process technology relates to the development of new tuners and modules for cable modem, set-top box, multimedia and automotive applications, focusing on increased functionality, cost effectiveness and size reduction, while maintaining a low level of power consumption. The estimated percentage completion of the development projects as of the acquisition date was approximately 70%, 50%, 70% and 60% for projects in the cable modem, set-top box, multi-media and automotive product groups, respectively. The estimated cost of completion of the development projects as of the acquisition date was approximately $375,000, $50,000, $375,000 and $2,050,000 for projects in the cable modem, set-top box, multimedia and automotive product groups, respectively. The estimated date of completion of the development projects as of the acquisition date was May 2000, August 2000, June 2000 and December 2002 for projects in the cable modem, set-top box, multimedia and automotive product groups, respectively.

  The value of the acquired in-process research and development was determined by discounting the estimated projected net cash flows related to the applicable products for the next ten years, including costs to complete the development of the technology and the future revenues to be earned upon release of the products. The rate utilized to discount the net cash flows to present value of 22% was based on the weighted average cost adjusted for the risks associated with the estimated growth, profitability, developmental and market risks of the acquired development projects. Projected net cash flows from such products are based on estimates of revenues and operating profits related to such products. Management expects that the purchased research and development generally will be successfully developed into commercially viable products. However, there can be no assurance that commercial viability or timely release of these products will be achieved.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999


  The following unaudited pro forma information presents the results of operations of HMTF Acquisition as if the acquisition of Temic had occurred as of January 1, 1998. The pro forma information has been prepared by combining the results of operations of HMTF Acquisition and Temic with adjustments to eliminate the 1999 charge for acquired in-process research and development costs and to record additional amortization expense and the impact on the provision for income taxes resulting from the application of purchase accounting. The pro forma information does not purport to be indicative of what would have occurred had the acquisition occurred as of that date, or of results of operations that may occur in the future (in thousands):

                                                                 Years Ended
                                                                December 31,
                                                               ---------------
                                                                1998    1999
                                                               ------- -------
      Revenue................................................. $50,961 $46,236
      Income (loss) from operations........................... $ 1,059 $(3,907)
      Net income (loss)....................................... $   313 $(1,883)

 Financial Statements of Temic Prior to the Date of Acquisition by HMTF Acquisition

  Temic was organized under the laws of Germany on October 1, 1996 as a wholly owned subsidiary of Temic Telefunken microelectronics GmbH (TTM) to operate its RF systems solutions business. TTM, was a wholly owned subsidiary of DaimlerChrysler. On September 30, 1997, Temic was acquired by certain members of management (Management Shareholders) of Temic for approximately $889,000. The cost of the acquisition was allocated to the fair value of assets and liabilities acquired. The excess of the fair value of the net assets acquired over the cost of the acquisition was first recorded as a reduction of noncurrent assets with the remainder recorded as a deferred credit which was amortized over a period of five years.

  The statements of operations, cash flows and stockholders equity of Temic for the nine months ended September 30, 1997 have been prepared using the historical basis of accounting of the assets and liabilities to TTM. The balance sheet of Temic as of December 31, 1998 and the related statements of operations, cash flows and stockholders equity for the three months ended December 31, 1997, the year ended December 31, 1998 and the period January 1, 1999 through December 22, 1999 (the date Temic was acquired by HMTF Acquisition) have been prepared using the basis of the assets and liabilities to the Management Shareholders.

 Footnote Information

  Certain amounts presented in the notes to the consolidated financial statements for the years ended December 31, 1999 and 1997 include information for the full fiscal year for ease of comparison and because such amounts are not impacted by the changes in accounting basis resulting from the acquisition transactions described above.

2. Summary of Significant Accounting Policies

 Consolidation

  The consolidated financial statements of the HMTF Acquisition and Temic include the accounts of their respective majority-owned subsidiaries during the periods presented. All intercompany accounts have been eliminated.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999


 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of bank deposits and money market funds. Highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

 Inventories

  Inventories are stated at the lower of standard cost, which approximates actual cost determined on a first-in, first-out basis, or estimated realizable value.

 Property and Equipment

  Property and equipment are recorded at cost and depreciated using straight-line or accelerated methods over the estimated useful lives of the assets. Each of HMTF Acquisition and Temic capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use.

 Intangible Assets and Goodwill

  Intangible assets, which consist primarily of the customer base, patents and other intangible assets acquired in the acquisition of Temic, are being amortized on the straight-line basis over one to five years.

  Goodwill resulting from the acquisition of Temic is being amortized over a period of five years.

  The carrying value of goodwill and other intangible assets will be reviewed if the facts and circumstances suggest that they may be permanently impaired. If a comparison of the undiscounted cash flow method to the carrying value of goodwill and other intangible assets indicates that these assets will not be recoverable, the assets will be reduced to its estimated recoverable value. Estimated recoverable value is determined by applying the discounted cash flow method.

 Revenue Recognition

  Revenues are recognized when product has shipped and title to the product has been transferred to the customer. Title to the product may transfer to the customer when shipped or when received by the customer based on the specific customer agreement. Provision is made currently for estimated returns.

 Research and Development Costs

  Research and development costs, consisting of the costs of designing, developing, and testing new or significantly enhanced products, are expensed as incurred.

 Income Taxes

  Income taxes are computed using the asset and liability method of accounting. Under the asset and liability method, a deferred tax asset or liability is recognized for estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred income tax

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999

assets is adjusted by a valuation allowance, if necessary, to recognize future tax benefit only to the extent, based on available evidence, it is more likely than not such benefit will be realized.

 Warranty Costs

  HMTF Acquisition and Temic provide a minimum of a one-year warranty on all products and record a related provision for estimated warranty costs at the date of sale.

 Foreign Currency Translation

  The accompanying financial statements have been prepared using the Deutsch Mark (DM) as the functional currency. Foreign currency exchange gains and losses resulting from the translation of financial statements denominated in DM of HMTF Acquisition and Temic into U.S. dollars are included as a component of stockholders' equity. Foreign currency exchange gains and losses resulting from the remeasurement of financial statements not denominated in DM of HMTF Acquisition and Temic outside of Germany into DM are recognized currently in the statement of operations as a component of foreign currency gains and losses.

 Comprehensive Income

  Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

 Recent Accounting Pronouncement

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, as amended, is required to be adopted by HMTF Acquisition on January 1, 2001. HMTF Acquisition does not currently use derivatives, however, as such instruments may be used in the future, it is uncertain what, if any, impact the adoption of Statement 133 will have on the earnings or the financial position of HMTF Acquisition in the future.

 Concentrations of Credit Risk

  Financial instruments that potentially subject HMTF Acquisition and Temic to concentrations of credit risk consist primarily of trade accounts receivable. Products are sold to customers in the broadband communications industry internationally, principally in Europe and the United States. HMTF Acquisition and Temic continually evaluate the creditworthiness of their customers' financial condition and generally do not require collateral. HMTF Acquisition also maintains credit insurance covering certain receivables. HMTF Acquisition and Temic have not experienced significant losses on uncollectible accounts.

 Risks and Uncertainties

  The future results of operations and financial condition of HMTF Acquisition could be impacted by the following factors, among others: dependence on the broadband communications industry, lengthy sales cycle, dependence on third party manufactures and subcontractors, product concentration, dependence on a few significant customers, competition, dependence on key personnel, technological change and dependence on new products, international operations, proprietary rights, and product liability.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999


3. Inventories

  Inventories consist of the following (in thousands):

                                                                   December 31,
                                                                   -------------
                                                                    1998   1999
                                                                   ------ ------
      Finished goods.............................................. $4,695 $3,750
      Work-in-process.............................................    915  1,432
      Raw materials...............................................  2,551  4,087
                                                                   ------ ------
                                                                   $8,161 $9,269
                                                                   ====== ======

4. Property, Plant and Equipment

  Property, plant and equipment consist of the following (in thousands):

                                                      December 31,
                                                      -------------  Estimated
                                                       1998   1999  Useful Lives
                                                      ------ ------ ------------
      Manufacturing equipment........................ $2,097 $3,810 2 to 7 years
      Other equipment................................  3,292  1,051 2 to 6 years
      Furniture and fixtures.........................    230    408 4 to 6 years
      Computer software..............................    707    880 3 to 4 years
                                                      ------ ------
                                                      $6,326 $6,149
                                                      ====== ======

5. Accounts Payable and Accrued Liabilities

  Accounts payable and accrued liabilities consist of the following (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                   1998   1999
                                                                  ------ ------
      Accounts payable........................................... $3,493 $4,333
      Accrued payroll and benefits...............................    209    273
      Accrued warranty obligation................................    657    387
      Accrued income taxes (Note 8)..............................  1,295    925
      Deferred income taxes (Note 8).............................     96    269
      Other......................................................  2,717  2,736
                                                                  ------ ------
                                                                  $8,467 $8,923
                                                                  ====== ======

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999


6. Commitments and Contingencies

  Temic leases its administrative, sales and marketing and research and development facility in Germany under an operating lease with a twenty two year term beginning in December 1999. Certain other facilities and equipment are also leased under operating leases. Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1999, as follows (in thousands):

      2000.............................................................. $ 1,467
      2001..............................................................     882
      2002..............................................................     886
      2003..............................................................     891
      2004..............................................................     655
      Thereafter........................................................   5,271
                                                                         -------
                                                                         $10,052
                                                                         =======

  As of December 31, 1999, future minimum payments required under the operating lease for the facility in Germany include $3.5 million guaranteed by Temic relating to obligations issued to finance the land and building.

  Rent expense for the nine months ended September 30, 1997, the three months ended December 31, 1997, the year ended December 31, 1998, the period January 1, 1999 through December 22, 1999 and the period December 23, 1999 through December 31, 1999 was $232,000, $105,000, $616,000, $921,000 and $22,000,
respectively.

  Temic is involved in legal proceedings that arise in the ordinary course of business. In the opinion of management, the outcome of pending legal proceedings will not have a material adverse affect on the consolidated financial statements.

7. Note Payable

  In August 1998, Temic borrowed $1,000,000 from a bank at an interest rate of 2.56% per annum. All principal and interest due under the note was due and paid in May 1999.

  At December 31, 1999, Temic had credit agreements with two banks which provide for borrowings of up to $2.9 million under each agreement. One of the agreements is cancellable upon notification by the bank and the second agreement expires August 31, 2000. Borrowings under these agreements bear interest at rates determined from time to time by the banks ( 6.50% and 6.75%, respectively, at December 31, 1999). At December 31, 1999, no borrowings were outstanding under these credit agreements.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999


8. Income Taxes

  HMTF Acquisition is not subject to income taxes in Bermuda. All of the income before provision for taxes on income and the related provision for taxes on income of HMTF Acquisition relates to operations in jurisdictions other than Bermuda. Temic is subject to income taxes in Germany. However, Temic has substantial operations in other jurisdictions. The relationship between income before provision for taxes on income and the provision for taxes on income varies from period to period because each jurisdiction in which Temic operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowability of deductions, credits and other benefits) and because the amounts earned in, and subject to tax by, each jurisdiction changes from period to period. The reconciliation of income taxes computed at the German statutory rate and the provision for taxes on income is as follows (in thousands):

                                                                    Period       Period
                          Nine Months  Three Months               January 1,  December 23,
                             Ended        Ended      Year Ended  1999 Through 1999 Through
                         September 30, December 31, December 31, December 22, December 31,
                             1997          1997         1998         1999         1999
                         ------------- ------------ ------------ ------------ ------------
Provision (benefit) for
 taxes on income (loss)
 at the applicable
 German statutory
 rates..................    $(1,914)      $ 759       $ 5,477       $1,616      $(6,381)
Effect of income taxes
 other than German
 statutory rates........       (139)         90          (369)        (492)          --
Acquired in-process
 research and
 development costs for
 which no tax benefit
 was recognized.........         --          --            --           --        6,346
Utilization of net
 operating loss
 carryover..............         --        (668)       (1,678)        (170)          --
Unbenefited net
 operating losses.......      2,335          --            --           --           --
Adjustment of deferred
 tax asset valuation
 allowance..............         --       (394)        (1,602)          --           --
Income not subject to
 tax....................         --          --            --          (66)          --
Non-deductible goodwill
 amortization...........         --          --            --           --           90
Other...................         --          --            --           71          133
                            -------       -----       -------       ------      -------
 Provision (benefit) for
  income taxes..........    $   282       $(213)      $ 1,828       $  959      $   188
                            =======       =====       =======       ======      =======

  The components of the provision for taxes on income are as follows (in thousands):

                                                                    Period       Period
                          Nine Months  Three Months               January 1,  December 23,
                             Ended        Ended      Year Ended  1999 Through 1999 Through
                         September 30, December 31, December 31, December 22, December 31,
                             1997          1997         1998         1999         1999
                         ------------- ------------ ------------ ------------ ------------
Current provision
 (benefit)..............     $282         $(213)       $1,237        $226         $ 21
Deferred provision
 (benefit)..............       --            --           591         733          167
                             ----         -----        ------        ----         ----
 Provision (benefit) for
  income taxes..........     $282         $(213)       $1,828        $959         $188
                             ====         =====        ======        ====         ====

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999


  The significant components of the deferred tax liabilities and assets are as follows (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                   1998   1999
                                                                  ------ ------
      Deferred tax liabilities:
        Accrued expenses......................................... $1,089 $  938
        Unrealized foreign currency gains........................    418    430
        Property and equipment...................................    226    359
        Identifiable intangible assets...........................     --  4,187
        Other....................................................      4     16
                                                                  ------ ------
          Total deferred tax liabilities.........................  1,737  5,930

      Deferred tax assets:
        Excess of fair value over cost of net assets acquired....    777     --
        Inventory................................................     80    293
        Accrued expenses.........................................     81    123
        Net operating loss carryover.............................     --    243
        Other, net...............................................     38     --
                                                                  ------ ------
          Total deferred tax assets..............................    976    659
                                                                  ------ ------
          Total deferred tax liabilities, net.................... $  761 $5,271
                                                                  ====== ======

  At December 31, 1999, Temic had net operating loss carryforwards for German income tax purposes of $486,000 which may be carried forward indefinitely.

  The income tax returns of HMTF Acquisition and Temic are subject to review and examination in the various jurisdictions in which they operate. Management believes that all income tax issues which have been or may be raised as a result of such reviews and examinations will be resolved with no material impact on the financial position or future results of operations of HMTF Acquisition.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999


9. Retirement Plans

  Temic sponsors defined benefit retirement plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets at December 31, 1998 and 1999 (in thousands):

                                                                December 31,
                                                                --------------
                                                                 1998    1999
                                                                ------  ------
      Change in benefit obligation:
        Benefit obligation at beginning of period.............. $  739  $1,091
        Service cost...........................................    119     181
        Interest cost..........................................     68     101
        Actuarial (gains) losses...............................    108    (125)
        Benefits paid..........................................     --     (53)
        Foreign currency exchange rate changes.................     57     (90)
                                                                ------  ------
          Benefit obligation at end of period.................. $1,091  $1,105
                                                                ======  ======
      Change in plan assets:
        Fair value of plan assets at beginning of period....... $  171  $  223
        Actual return on plan assets...........................     41      41
        Company contributions..................................     --     305
        Benefits paid..........................................     --     (53)
        Foreign currency exchange rate changes.................     11     (17)
                                                                ------  ------
          Fair value of plan assets at end of period........... $  223  $  499
                                                                ======  ======
      Funded status:
        Funded status of the plan (underfunded)................ $ (868) $ (606)
        Unrecognized net actuarial loss........................     51      --
                                                                ------  ------
          Aggregate accrued retirement costs................... $ (817) $ (606)
                                                                ======  ======

  The following table provides the components of net periodic retirement costs as determined by independent actuaries for the years ended December 31, 1997, 1998 and 1999 (in thousands).

                                                               1997  1998  1999
                                                               ----  ----  ----
      Service cost............................................ $ 94  $119  $181
      Interest cost...........................................   54    68   101
      Expected return on plan assets..........................  (20)  (27)  (46)
                                                               ----  ----  ----
        Net periodic benefit cost............................. $128  $160  $236
                                                               ====  ====  ====

  Net periodic retirement costs charged to expense were $117,000, $11,000, $160,000, $230,000 and $6,000 for the nine months ended September 30, 1997, the three months ended December 31, 1997, the year ended December 31, 1998, the period January 1, 1999 through December 22, 1999 and the period December 23, 1999 through December 31, 1999.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999


  Gains and losses in excess of 10% of the greater of the benefit obligation and the market value of assets are amortized over the remaining service period of active participants. Temic's unfunded German retirement benefit plan had an accumulated benefit obligation of $352,000 and $359,000 at December 31, 1998 and 1999, respectively.

  The assumptions used in the measurement of the benefit obligation are shown in the following table:

                                                     1997      1998      1999
                                                   --------- --------- ---------
Weighted-average assumptions:
  Discount rate................................... 6% to 12% 6% to 12% 6% to 12%
  Increase in future compensation levels.......... 3% to 11% 3% to 11% 3% to 11%
  Expected long-term rate of return on assets.....    12%       12%       12%

10. Segment Information

  HMTF Acquisition and Temic operate in a single business segment, providing RF system solutions to the broadband communications market. The administrative, sales and marketing, and research and development facility is located in Germany and manufacturing facilities are located in the Philippines. Sales are made to customers internationally, primarily in the United States and Europe. Revenues by geographical area are summarized below for the years ended December 31 (in thousands):

                                                          1997    1998    1999
                                                         ------- ------- -------
      North America..................................... $23,435 $18,045 $21,400
      Europe............................................  21,655  22,651  12,795
      Asia Pacific......................................   9,760   7,340  10,010
      Other.............................................   1,200   2,925   2,031
                                                         ------- ------- -------
                                                         $56,050 $50,961 $46,236
                                                         ======= ======= =======

  The locations of property and equipment are summarized below (in thousands):

                                                                   December 31,
                                                                   -------------
                                                                    1998   1999
                                                                   ------ ------
      Germany..................................................... $1,870 $2,994
      Philippines.................................................    898  3,061
      United States...............................................     61     63
                                                                   ------ ------
                                                                   $2,829 $6,118
                                                                   ====== ======

  Sales to DaimlerChrysler represented approximately 21.8%, 25.0%, and 28.6% of consolidated revenues during 1997, 1998, and 1999, respectively. Sales to ATI represented approximately 2.8%, 3.3%, and 14.1% of consolidated revenues during 1997, 1998, and 1999, respectively. Sales to Beko Electronics represented approximately 12.7% and 11.6% of consolidated revenues during 1997 and 1998, respectively. The loss of DaimlerChrysler or ATI as customers could have a material adverse impact on future results of operations.

                        HMTF ACQUISITION (BERMUDA) LTD.
                   TEMIC TELEFUNKEN HOCHFREQUENZTECHNIK GmbH

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                               December 31, 1999


11. Subsequent Event--Acquisition by Microtune, Inc.

  On January 10, 2000, HMTF Acquisition combined with by Microtune, Inc. (Microtune) in exchange for shares of Microtune's Series E Preferred Stock and warrants to purchase common stock of Microtune. As a result of this transaction, HMTF Acquisition became a wholly owned subsidiary of Microtune.

                                    Glossary

Bi-directional Communication   A connection between two points on a broadband
                               network where information can flow in either direction, upstream or downstream, thus enabling interactivity.

Broadband                      A term used to describe digital communications
                               at a high data transfer rate, typically in excess of 1.5 million bits (1.5 Megabits) per second.

DOCSIS DOCSIS (Data Over Cable Service Interface Specification) is a project conducted by a Cable Television Laboratories, Inc. (CableLabs(R)) and defines interface requirements for cable modems involved in high-speed data distribution over cable television networks.

Dual Conversion                A tuner architecture that uses two steps to
                               convert the desired radio frequency channel to the required output. Dual conversion tuners are used in applications where higher performance is required, and especially in receiving signals from a densely packed spectrum.

Integrated Circuits            A semiconductor chip that contains many
                               components integrated together.

Interference                   Undesired signals present in the desired
                               channel signal which, in an analog video system, manifest themselves as unwanted patterns or completely inhibits reception in a digital video system.

Low Noise Amplifier (LNA)      A circuit required in all tuners whose
                               performance plays a large role in determining the performance of the overall tuner. The LNA is the first circuit to process a radio frequency signal, and must amplify it without adding significant noise and distortion.

NTSC The National Television Systems Committee defined method used in the United States and elsewhere for encoding analog color television.

OpenCable                      OpenCable is a project conducted by Cable
                               Television Laboratories, Inc. (CableLabs(R)) and its member companies aimed at obtaining a new generation of set-top boxes that are interoperable.

PacketCable                    PacketCable is a project conducted by Cable
                               Television Laboratories, Inc. (CableLabs(R)) and its member companies aimed at identifying, qualifying and supporting Internet-based voice and video products over cable systems.

PAL An acronym meaning "Phase Alternating Line", an alternative analog color television method used in Europe (except France) and elsewhere.

PC/TV An acronym used to describe a multimedia computer that can receive and display a television signal.

PDA A palm-sized electronic device used to assist people in organizing their activities. It may combine the function of an address book, calendar and notepad, and, may provide computer and networking functions.

Phase Noise                    A type of noise that is detrimental to the
                               reception of digitally modulated signals, especially those used in digital cable networks.

Reference Platforms            Application designs provided to customers to
                               aid them in rapidly developing their products.

Radio Frequency                A frequency in the range within which radio
                               waves may be transmitted, which in the context of this prospectus, means the frequencies in the range of 30 Megahertz (Mhz), or 30 million cycles per second, to 3000 Mhz.

Radio Frequency Integrated
Circuit
                               A chip that processes analog signals that are transmitted at radio frequencies.

Single Conversion              A tuner architecture that uses one step to
                               convert the desired radio frequency channel to the required output. Single conversion tuners are used in applications where low cost is important.

Snow An undesirable effect of random noise in an analog video display.

Solid State                    Describes electronic components that are based
                               on semiconductors.

Spurious Emissions             Leakage from the tuner or receiver of its
                               internal signals into the broadcast medium. In the context of this document, the broadcast medium is either the cable network or the airwaves.

Terrestrial                    Refers to broadcasts through the airwaves that
                               are "earthbound", meaning the transmitter and receiver are both on the earth (as opposed to satellite broadcast methods).

Varactor A semiconductor component that is used to tune circuits to operate at specific frequencies. Traditionally, varactors in tuners have been discrete components requiring high voltage power supplies, approximately 30 Volts, rather than the 3 to 5 Volt supplies in typical electronic systems.

Inside Back Cover Page

A caption across the top of the page, left to right --"MICROTUNE CHIP AND MODULE TUNERS"

Three pictures of our integrated circuit and module tuners off-center (to the right) on the page, with the following captions immediately to the left of each picture -- "RADIO FREQUENCY TUNER MODULE", "MICROMODULE FEATURING THE MICROTUNER" and "MICROTUNER SINGLE-CHIP SILICON TUNER".

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Note Regarding Forward-Looking Statements................................  19
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Financial Data..................................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations ..........................................................  24
Business.................................................................  31
Management...............................................................  47
Related Party Transactions...............................................  59
Principal Stockholders...................................................  61
Description of Capital Stock ............................................  63
Shares Eligible for Future Sale..........................................  67
Underwriting.............................................................  69
Legal Matters............................................................  71
Experts..................................................................  71
Where You Can Find More Information......................................  71
Index to Financial Statements............................................ F-1
Glossary................................................................. G-1

                                ---------------

  Through and including      , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               4,000,000 Shares

                                Microtune, Inc.

                                 Common Stock

                                ---------------

[MICROTUNE, INC. LOGO]

                                ---------------

                             Goldman, Sachs & Co.

                                   Chase H&Q

                                   SG Cowen

                           Bear, Stearns & Co. Inc.



                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  The following table sets forth all expenses to be paid by the Registrant, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

   SEC registration fee............................................. $   19,182
   NASD filing fee..................................................      7,500
   Nasdaq National Market listing fee...............................    150,000
   Blue Sky qualification fees and expenses.........................     10,000
   Printing and engraving expenses..................................    250,000
   Legal fees and expenses..........................................    400,000
   Accounting fees and expenses.....................................    475,000
   Transfer agent and registrar fees................................     10,000
   Miscellaneous expenses...........................................     78,318
                                                                     ----------
     Total.......................................................... $1,400,000
                                                                     ==========

Item 14. Indemnification of Officers and Directors.

  Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require the Registrant to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

  These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

  The Registrant intends to obtain in conjunction with the effectiveness of the Registration Statement a policy of directors' and officers' liability insurance that insures the Registrant's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

  The underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

  During the past three years, we have issued and sold the following unregistered securities to a limited number of persons as described below (as adjusted to reflect a 2-for-1 stock split of the common stock effective as of January 18, 2000). None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in those transactions. All recipients had adequate access, through their relationships with us, to information about us.

  (a) In August 1997, we issued an aggregate of 250,000 shares of Series A preferred stock at a purchase price of $3.00 per share for an aggregate purchase price of $750,000 to Intel Corporation. In addition, we issued a warrant to Intel Corporation in August 1997 to purchase 40,698 shares of Series A preferred stock at an exercise price of $0.01 per share.

  (b) In August 1997, we issued an aggregate of 1,000,000 shares of Series B preferred stock at $4.00 per share for an aggregate purchase price of $4,000,000 to 9 shareholders and 6 third-party private investors.

  (c) In June and July 1998, we issued an aggregate of 1,450,166 shares of Series C preferred stock at $6.00 per share for an aggregate purchase price of $8,700,996 to 12 shareholders and 21 third-party private investors.

  (d) In June 1999, we issued an aggregate of 12,500 shares of Series C preferred stock at $6.00 per share for an aggregate purchase price of $75,000 to Mr. Alejandro Schwartzman.

  (e) In October through December 1999, we issued an aggregate of 1,367,418 shares of Series D preferred stock at $12.00 per share for an aggregate purchase price of $16,409,016 to seven third-party private investors.

  (f) In January 2000, we issued an aggregate of 3,318,513 shares of Series E preferred stock and warrants to purchase 2,212,342 shares of common stock at a nominal exercise price to HMTF Temic/Microtune Cayman, L.P. and TIN Vermogensverwaltungsgesellschaft in exchange for all of the outstanding shares of HMTF Acquisition (Bermuda), Ltd., which securities were valued at, in the aggregate, approximately $63 million.

  (g) In January 2000, we granted three employees options to purchase 330,000 shares of Series E preferred stock at an exercise price of $16.00 per share, and in April 2000 an option to purchase 110,000 shares of Series E preferred stock was cancelled.

  (h) Between July 1, 1997 and June 30, 2000, we granted options to purchase an aggregate of 8,523,300 shares of common stock to our employees at per share exercise prices ranging from $0.025 to $4.95.

  (i) Between July 1, 1997 and June 30, 2000, we issued an aggregate of 1,929,861 shares of our common stock to our employees or other service providers at a range of $0.025 to $0.875 per share upon the exercise of stock options issued under our 1996 Stock Option Plan, for an aggregate purchase price of $450,627.

  (j) In June 2000, we issued an aggregate of 800,000 shares of Series F preferred stock at $12.00 per share for an aggregate purchase price of $9,600,000 to four of our customers.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

 Exhibit
 Number  Description of Document
 ------- -----------------------
  1.1+   Form of Underwriting Agreement
  3.1+   Certificate of Incorporation as currently in effect
  3.2+   Form of Amended and Restated Certificate of Incorporation (to be filed with the Delaware Secretary of State upon the closing of the offering covered by this Registration Statement)
  3.3+   Bylaws as currently in effect
  3.4+   Form of Amended and Restated Bylaws (to be effective upon the closing of the offering covered by this Registration Statement)
  4.1+   Form of Specimen Stock Certificate
  4.2+   Fifth Amended and Restated Registration Rights Agreement dated effective as of June 14, 2000
  5.1+   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation,
         regarding legality of the securities being issued
 10.1+   Form of Indemnification Agreement, to be entered into between the
         Registrant and each of its directors and officers, to become effective upon the closing of the offering made under this Registration
         Statement
 10.2+   1996 Stock Option Plan
 10.3+   2000 Stock Plan
 10.4+   2000 Director Option Plan
 10.5+   2000 Employee Stock Purchase Plan
 10.6+   Employment Agreement between Douglas J. Bartek and the Registrant dated March 23, 2000
 10.7+   Employment Agreement between John P. Norsworthy and the Registrant dated August 8, 1996
 10.8+   Employment Agreement between James Fontaine and the Registrant dated
         August 1, 1998
 10.9+   Standard Commercial Lease dated May 18, 1998 between Jupiter Parkway
         Village, Ltd. and the Registrant, as amended, for the premises located at 2540 East Plano Parkway, Suite 388, Plano, Texas 75074
 10.10+  Commercial Lease Agreement dated March 24, 2000 between Jupiter
         Service Center, Ltd. and the Registrant for the premises located at
         2201 10th Street, Plano, Texas 75074
 10.11+  Property Leasing Contract, as supplemented as of January 1, 2000, between Sanctor Grundstucks-Vermietungsgesellschaft mbH & Co. and
         Temic Telefunken Hochfrequeztechnik GmbH for facility in Ingolstadt,
         Germany
 10.12+  Contract of Lease dated December 10, 1998 between MX Technology
         Corporation and Temic RF-Technologies (Phils.), Inc. for factory space in the Granville Industrial Complex in Cavite, Philippines
 10.13+  Sublease Agreement dated December 10, 1998 between Temic RF-
         Technologies (Phils.), Inc. and NSF RF-Technologies Corporation for
         factory space in the Granville Industrial Complex in Cavite,
         Philippines
 10.14+  Securities Purchase Agreement dated January 10, 2000, effective
         December 31, 1999, between HMTF Acquisition (Bermuda), Ltd. and the
         Registrant
 10.15+  Asset Purchase Agreement between Registrant, The Tuner Company and
         Thomas Widmer dated January 10, 2000
 10.16+  Line of Credit dated March 22, 1999 between Deutsche Bank AG and Temic
         Telefunken Hochfrequenztechnik GmbH

 Exhibit
 Number   Description of Document
 -------  -----------------------
 10.17+   Line of Credit dated September 9, 1999 between HypoVereinsbank and
          Temic Telefunken Hochfrequenztechnik GmbH
 10.18**  Development and Supply Agreement dated June 14, 2000 between General
          Instrument Corporation and the Registrant.
 21.1+    List of Subsidiaries and Affiliates of Microtune, Inc.
 23.1     Consent of Ernst & Young LLP, independent auditors
 23.2+    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
          (contained in Exhibit 5.1)
 24.1+    Power of Attorney (contained in the signature page to this
          Registration Statement)
 27.1+    Financial Data Schedule

--------
*  to be filed by amendment
** Certain portions of this Exhibit have been omitted based upon a request for confidential treatment and the omitted portions have been filed separately with the Securities and Exchange Commission.
+  previously filed

   (b) Financial Statement Schedules.

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in denominations and registered in names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in
Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of that issue.

  The undersigned Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, County of Collin, State of Texas, on the 14th day of July 2000.

                                          MICROTUNE, INC.

                                                  /s/ Everett Rogers
                                          By: _________________________________
                                                       Everett Rogers
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ Douglas J. Bartek*           Chief Executive Officer       July 14, 2000
______________________________________  and Chairman (Principal
          Douglas J. Bartek             Executive Officer)

       /s/ Everett Rogers              Chief Financial Officer       July 14, 2000
______________________________________  (Principal Financial and
            Everett Rogers              Accounting Officer)

       /s/ Harvey B. Cash*             Director                      July 14, 2000
______________________________________
            Harvey B. Cash

      /s/ Walter S. Ciciora*           Director                      July 14, 2000
______________________________________
          Walter S. Ciciora

       /s/ James H. Clardy*            Director                      July 14, 2000
______________________________________
           James H. Clardy

      /s/ Martin Englmeier*            Vice Chairman                 July 14, 2000
______________________________________
           Martin Englmeier

     /s/ Kenneth G. Langone*           Director                      July 14, 2000
______________________________________
          Kenneth G. Langone

       /s/ John Norsworthy             Director                      July 14, 2000
______________________________________
           John Norsworthy

  /s/ Philippe Von Stauffenberg*       Director                      July 14, 2000
______________________________________
      Philippe von Stauffenberg

   /s/ Lawrence D. Stuart, Jr.*        Director                      July 14, 2000
______________________________________
       Lawrence D. Stuart, Jr.

       /s/ William P. Tai*             Director                      July 14, 2000
______________________________________
            William P. Tai

     /s/ Everett Rogers
*by: ____________________________
        Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number  Description of Document
 ------- -----------------------
  1.1+   Form of Underwriting Agreement
  3.1+   Certificate of Incorporation as currently in effect
  3.2+   Form of Amended and Restated Certificate of Incorporation (to be filed with the Delaware Secretary of State upon the closing of the offering covered by this Registration Statement)
  3.3+   Bylaws as currently in effect
  3.4+   Form of Amended and Restated Bylaws (to be effective upon the closing of the offering covered by this Registration Statement)
  4.1+   Form of Specimen Stock Certificate
  4.2+   Fifth Amended and Restated Registration Rights Agreement dated effective as of June 16, 2000
  5.1+   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation,
         regarding legality of the securities being issued
 10.1+   Form of Indemnification Agreement, to be entered into between the
         Registrant and each of its directors and officers, to become effective upon the closing of the offering made under this Registration
         Statement
 10.2+   1996 Stock Option Plan
 10.3+   2000 Stock Plan
 10.4+   2000 Director Option Plan
 10.5+   2000 Employee Stock Purchase Plan
 10.6+   Employment Agreement between Douglas J. Bartek and the Registrant dated March 23, 2000
 10.7+   Employment Agreement between John P. Norsworthy and the Registrant dated August 8, 1996
 10.8+   Employment Agreement between James Fontaine and the Registrant dated
         August 1, 1998
 10.9+   Standard Commercial Lease dated May 18, 1998 between Jupiter Parkway
         Village, Ltd. and the Registrant, as amended, for the premises located at 2540 East Plano Parkway, Suite 388, Plano, Texas 75074
 10.10+  Commercial Lease Agreement dated March 24, 2000 between Jupiter
         Service Center, Ltd. and the Registrant for the premises located at
         2201 10th Street, Plano, Texas 75074
 10.11+  Property Leasing Contract, as supplemented as of January 1, 2000, between Sanctor Grundstucks-Vermietungsgesellschaft mbH & Co. and
         Temic Telefunken Hochfrequeztechnik GmbH for facility in Ingolstadt,
         Germany
 10.12+  Contract of Lease dated December 10, 1998 between MX Technology
         Corporation and Temic RF-Technologies (Phils.), Inc. for factory space in the Granville Industrial Complex in Cavite, Philippines
 10.13+  Sublease Agreement dated December 10, 1998 between Temic RF-
         Technologies (Phils.), Inc. and NSF RF-Technologies Corporation for
         factory space in the Granville Industrial Complex in Cavite,
         Philippines
 10.14+  Securities Purchase Agreement dated January 10, 2000, effective
         December 31, 1999, between HMTF Acquisition (Bermuda), Ltd. and the
         Registrant
 10.15+  Asset Purchase Agreement between Registrant, The Tuner Company and
         Thomas Widmer dated January 10, 2000
 10.16+  Line of Credit dated March 22, 1999 between Deutsche Bank AG and Temic
         Telefunken Hochfrequenztechnik GmbH

 Exhibit
 Number   Description of Document
 -------  -----------------------
 10.17+   Line of Credit dated September 9, 1999 between HypoVereinsbank and
          Temic Telefunken Hochfrequenztechnik GmbH
 10.18**  Development and Supply Agreement dated June 14, 2000 between General
          Instrument Corporation and the Registrant.
 21.1+    List of Subsidiaries and Affiliates of Microtune, Inc.
 23.1     Consent of Ernst & Young LLP, independent auditors
 23.2+    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
          (contained in Exhibit 5.1)
 24.1+    Power of Attorney (contained in the signature page to this
          Registration Statement)
 27.1+    Financial Data Schedule

--------
*  to be filed by amendment
** Certain portions of this Exhibit have been omitted based upon a request for confidential treatment and the omitted portions have been filed separately with the Securities and Exchange Commission.
+  previously filed